4/17

08001844

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hong Kong Aircraft Engineering

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 2 1 2008 E
THOMSON FINANCIAL

FILE NO. 82- 03846

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 4/17/08

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HAECO

STOCK CODE 00044

HONG KONG AIRCRA[illegible]

香港飛[illegible]

CONTENTS
目錄

FINANCIAL CALENDAR AND INFORMATION FOR INVESTORS
財務日誌及投資者資訊

Financial Calendar 2008		**二零零八年度財務日誌**	
Annual Report sent to shareholders	9th April	年度報告書送交各股東	四月九日
Shares trade ex-dividend	28th April	股份除息交易	四月二十八日
Share registers closed	30th April – 6th May	股票過戶手續暫停辦理	四月三十日至五月六日
Annual General Meeting	6th May	股東週年大會	五月六日
Payment of 2007 final dividend	16th May	派付二零零七年度末期股息	五月十六日

Six months ending 30th June 2008		**截至二零零八年六月三十日止六個月**	
Interim results announcement	August	宣佈中期業績	八月
Interim dividend payable	September	派發中期股息	九月

HIGHLIGHTS
摘要

	2007	2006	Change 變幅 %	
(in HK$ Million)				*(港幣百萬元)*
Turnover	**4,619**	3,844	+20.2	營業總額
Net operating profit	**1,000**	779	+28.4	營業淨溢利
Share of after-tax results of jointly controlled companies				應佔共控公司除稅後業績
– Hong Kong Aero Engine Services Limited	**338**	282	+19.9	– 香港航空發動機維修服務有限公司
– Other jointly controlled companies	**61**	48	+27.1	– 其他共控公司
Profit attributable to the Company's shareholders	**1,073**	847	+26.7	公司股東應佔溢利
Net cash generated from operating activities	**1,024**	1,063	-3.7	營運業務產生的現金淨額
Net cash inflow before financing activities	**843**	466	+80.9	融資業務前的現金流入淨額
Total equity	**4,894**	4,347	+12.6	權益總額
(number of shares in '000)				*(股份數目以千股計)*
Average number of shares in issue	**166,325**	166,325	–	平均已發行股份數目
(in HK$)				*(港元)*
Earnings per share attributable to the Company's shareholders (basic and diluted)	**6.45**	5.09	+26.7	公司股東應佔每股盈利 (基本及攤薄)
Interim and final dividends per share	**3.08**	2.25	+36.9	每股中期及末期股息
Special dividend per share	**–**	2.50	-100.0	每股特別股息
Equity attributable to the Company's shareholders per share	**26.51**	22.04	+20.3	公司股東應佔每股權益

Note: Additional financial information of the Group's jointly controlled companies is presented on page 48.

附註：集團共控公司的附加財務資料於第四十八頁列述。

Hong Kong International Airport
香港國際機場

HAECO provides line maintenance for about 70 airlines. It also performs heavy maintenance in two hangars which hold six wide-body aircraft fully docked.

港機工程為約七十家航空公司提供外勤維修服務，並於兩個機庫內進行大型維修工程，該兩個機庫共可容納六架全面配置檢修架的廣體飛機。


Hangar 1
第一機庫
Hangar 2
第二機庫
Hangars 3 & 4
(under construction)
第三及四機庫(在建)

Hong Kong Tseung Kwan O
香港將軍澳工業村

HAESL overhauls Rolls-Royce Trent and 524 engines. HAECO has a 7,000-square metre facility performing component overhaul and training.

香港航空發動機維修服務公司為勞斯萊斯特倫特及524型引擎進行大修工程。港機工程設有面積達七千平方米的設施，作為部件大修及培訓用途。


HAECO Component Overhaul & Training Centre
港機工程部件大修及培訓中心
HAESL Engine Test Cell
香港航空發動機維修服務公司引擎測試場
HAESL Workshop
香港航空發動機維修服務公司工場
HAESL Administration Building
香港航空發動機維修服務公司行政大樓
HAESL Workshop

Xiamen 廈門



Reserved Area
備用面積
Hangar 6
(under construction)
第六機庫(在建)
Landing Gear
Workshop
(under construction)
起落架維修車間(在建)
Engine
run-up pens
聲屏障
Hangar 5
第五機庫
Hangar 3
第三機庫
Hangar 4
第四機庫
Hangar 1
第一機庫
Hangar 2
第二機庫
MTE
移動尾塢

TAECO has five hangars holding ten wide-body aircraft fully docked. A new training centre and a sixth double-bay hangar are under construction.

TAECO has approvals to handle a wide variety of aircraft types. It specialises in heavy maintenance on Boeing 747 aircraft including passenger to freighter conversions. It also provides line maintenance at a number of airports in Mainland China.

Taikoo (Xiamen) Landing Gear Services Limited's landing gear overhaul facility is under construction next to TAECO's hangars.

廈門太古飛機工程公司設有五個機庫，可容納十架全面配置檢修架的廣體飛機。該公司正興建一所新的培訓中心及第六個雙機位機庫。

廈門太古飛機工程公司獲認可處理多種型號的飛機。該公司專門進行波音747型飛機大型維修工程，包括客機改裝貨機工程，並於中國內地多個機場提供外勤維修服務。

廈門太古起落架維修服務公司的起落架大修設施正於廈門太古飛機工程公司機庫毗鄰興建。

Jinan 濟南

STAECO provides line and base maintenance to Shandong Airlines and specialises in performing heavy maintenance and passenger to freighter conversions for Boeing 737 aircraft for other airlines. Its four hangars can fully dock seven Boeing 737 aircraft.

山東太古飛機工程公司為山東航空公司提供外勤及基地維修服務，並專門為其他航空公司進行波音737型飛機大型維修及客機改裝貨機工程。該公司四個機庫可容納七架全面配置檢修架的波音737型飛機。



Hangar 1
第一機庫
Staff Quarters
員工宿舍
Hangar 2
第二機庫
Hangar 3
第三機庫
Hangar 4
第四機庫
Hangar 5
(under construction)
第五機庫(在建)

TEN YEAR FINANCIAL SUMMARY
十年財務概要

	1998	1999	2000	2001	2002
(in HK$ Million)					
Turnover	2,064	1,938	1,874	1,983	2,118
Net operating profit	117	–	262	127	276
Share of after-tax results of jointly controlled companies	43	61	134	197	227
Profit attributable to the Company's shareholders	146	59	400	312	465
Dividends	111	81	106	108	539
Net assets employed:					
Non-current assets	1,895	1,773	1,708	1,636	1,597
Net current assets/(liabilities)	333	746	897	1,064	1,142
Net cash and bank balances	434	103	19	125	547
Less: non-current liabilities	(116)	(113)	(110)	(107)	(104)
	2,546	2,509	2,514	2,718	3,182
Financed by:					
Equity attributable to the Company's shareholders	2,541	2,504	2,509	2,713	3,177
Minority interests	5	5	5	5	5
	2,546	2,509	2,514	2,718	3,182
(in HK$)					
Results per share:					
Earnings attributable to the Company's shareholders	0.79	0.32	2.40	1.87	2.80
Interim and final dividends	0.44	0.57	0.61	0.65	0.74
Special dividend	–	–	–	–	2.50
Equity attributable to the Company's shareholders	13.72	13.53	15.02	16.30	19.10
Interim and final dividend cover – times	1.31	0.73	3.79	2.88	3.78
Number of staff:					
HAECO	4,339	3,561	3,460	3,445	3,399
TAECO	1,105	1,390	1,614	1,792	1,870
HAESL	523	558	621	668	683
Other subsidiaries and jointly controlled companies in which HAECO and TAECO own at least 20%	108	258	281	316	362
	6,075	5,767	5,976	6,221	6,314


Turnover
營業總額
HAECO
TAECO
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
98 99 00 01 02 03 04 05 06 07
(HK$M 港幣百萬元)


Profit attributable to the Company's shareholders
公司股東應佔溢利
HAECO
HAESL
TAECO
Other subsidiaries and JCCs
1200
1000
800
600
400
200
0
98 99 00 01 02 03 04 05 06 07
(HK$M 港幣百萬元)

2003	2004	2005	2006	**2007**	
					(港幣百萬元)
1,992	2,134	3,121	3,844	**4,619**	營業總額
104	219	508	779	**1,000**	營業淨溢利
263	256	261	330	**399**	應佔共控公司除税後業績
345	438	618	847	**1,073**	公司股東應佔溢利
306	181	266	790	**512**	股息
					所用資產淨值：
1,513	3,229	3,495	4,063	**4,716**	非流動資產
1,155	64	45	(212)	**(38)**	流動資產/(負債)淨值
420	576	877	834	**767**	現金淨值及銀行結餘
(100)	(265)	(319)	(338)	**(551)**	減：非流動負債
2,988	3,604	4,098	4,347	**4,894**	
					資本來源：
2,983	3,109	3,512	3,665	**4,409**	公司股東應佔權益
5	495	586	682	**485**	少數股東權益
2,988	3,604	4,098	4,347	**4,894**	
					(港元)
					每股業績：
2.07	2.63	3.72	5.09	**6.45**	公司股東應佔盈利
0.84	1.09	1.60	2.25	**3.08**	中期及末期股息
1.00	–	–	2.50	**–**	特別股息
17.93	18.69	21.12	22.04	**26.51**	公司股東應佔權益
2.46	2.42	2.32	2.26	**2.10**	盈利對中期及末期股息比率倍數
					員工數目：
3,297	3,343	3,757	4,356	**4,523**	港機工程
1,927	2,250	2,945	4,098	**5,086**	廈門太古飛機工程公司
678	689	750	805	**844**	香港航空發動機維修服務公司
499	599	731	859	**1,245**	港機工程及廈門太古飛機工程公司擁有至少兩成權益的其他附屬及共控公司
6,401	6,881	8,183	10,118	**11,698**	

Earnings attributable to the Company's shareholders and interim & final dividends per share
公司股東應佔每股盈利和每股中期及末期股息



Earnings 盈利
Dividends 股息
6.50
6.00
5.50
5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0
98 99 00 01 02 03 04 05 06 07
(HK$ 港元)

Number of staff
員工數目



HAECO 港機工程
HAESL
TAECO
Other subsidiaries and JCCs
12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
98 99 00 01 02 03 04 05 06 07



RESULTS

HAECO reported a profit attributable to shareholders in 2007 of HK$1,073 million, which is an increase of 27% on HK$847 million profit in 2006. The strong profit growth in 2007 was driven by capacity expansion and continuing strong demand for the Group's services, particularly the heavy maintenance operations in both Xiamen and Hong Kong. Hong Kong Aero Engine Services Limited ("HAESL") and Singapore Aero Engine Services Pte. Limited ("SAESL") also experienced satisfactory growth in engine overhaul work.

Your Directors have recommended a final dividend for 2007 of HK$2.2 per share which, together with the interim dividend of HK$0.88 per share paid on 25th September 2007, results in a total distribution for the year of HK$3.08 per share.

INVESTMENTS

Demand in general for the Group's services continued to be strong in 2007, and it is steadily expanding its facilities to support further growth. In Hong Kong, the Company opened its second hangar at Hong Kong International Airport in December 2006 and is constructing a third hangar with opening expected in the middle of 2009. Taikoo (Xiamen) Aircraft Engineering Company Limited's ("TAECO") fifth hangar was opened in June 2007 and a sixth hangar is under construction with operation scheduled for the second half of 2009. Taikoo (Xiamen) Landing Gear Services Limited, a 55.6%-owned subsidiary set up in Xiamen in March 2007, is constructing a landing gear overhaul facility to open in mid 2008. HAESL has opened an extension to its engine workshop which will commence operation in March 2008.

The Group continues to look at other opportunities to expand its aviation maintenance and repair services.

業績

港機工程於二零零七年錄得股東應佔溢利港幣十億七千三百萬元，較二零零六年溢利港幣八億四千七百萬元增加百分之二十七。二零零七年溢利增長強勁，主要由於設施擴充，且集團服務需求持續殷切，尤以廈門及香港的大型維修工程業務為甚。香港航空發動機維修服務有限公司（「香港航空發動機維修服務公司」）及新加坡航空發動機維修服務有限公司（「新加坡航空發動機維修服務公司」）亦在引擎大修工程方面錄得滿意的增長。

董事局建議派發二零零七年度末期股息每股港幣2.2元，連同於二零零七年九月二十五日派發的中期股息每股港幣0.88元，本年度共派息每股港幣3.08元。

投資

集團在二零零七年的整體服務需求持續殷切，為使業務能進一步增長，正穩步擴充其設施。在香港，公司位於香港國際機場的第二個機庫於二零零六年十二月啟用，目前正興建第三個機庫，預期於二零零九年年中啟用。廈門太古飛機工程有限公司（「廈門太古飛機工程公司」）的第五個機庫於二零零七年六月啟用，目前正興建第六個機庫，預期於二零零九年下半年投入服務。於二零零七年三月在廈門成立、由集團持有百分之五十五點六股權的附屬公司廈門太古起落架維修服務有限公司，目前正興建一所起落架大修設施，預計於二零零八年年中啟用。香港航空發動機維修服務公司的引擎車間擴建部分已經開幕，將於二零零八年三月投入運作。

集團不斷尋求其他機會，致力拓展航空維修及修理業務。



STAFF

The Group continues to invest significantly in the recruitment and training of engineering staff. Its total headcount increased by 16% to 11,698 at the end of 2007, and further additional staff are being recruited and trained to cope with the anticipated growth in business.

On behalf of the shareholders, I would like to thank all staff for their hard work and continuing support which has produced another year's strong results.

OUTLOOK

Demand for the Group's services remains good. Heavy maintenance operations should continue to benefit from the recently added hangar capacity in Hong Kong. Line maintenance operations should see moderate growth from additional movements at Hong Kong International Airport. TAECO's results will be moderated by cost increases in an inflationary operating environment and by the continuing appreciation of the Renminbi. HAESL has strong demand but was operating at near full capacity in 2007 and is anticipating modest growth. Although it is less likely that the very high rates of profit growth achieved in recent years can continue to be delivered, overall the prospects for 2008 are firm.

Christopher Pratt
Chairman
Hong Kong, 4th March 2008

員工

集團繼續在聘用及培訓工程人員方面作出重大投資。於二零零七年底，僱員總數增加百分之十六至一萬一千六百九十八人，目前正進一步招聘及培訓額外員工，以應付預期的業務增長。

本人謹代表各股東衷心感謝全體員工的努力和不斷支持，使再一年獲得理想的業績。

展望未來

集團的服務需求持續良好。大型維修業務應可因最近在香港增建的機庫設施而繼續受惠。由於香港國際機場的航班增加，外勤維修業務應有溫和的增長。廈門太古飛機工程公司由於營運環境出現通貨膨脹令成本增加，加上人民幣不斷升值，其業績將因而受影響。香港航空發動機維修服務公司的需求殷切，但在二零零七年間設施已差不多全部運用，因此預期增長溫和。儘管持續維持近年溢利大幅增長情況的可能性不大，但整體展望二零零八年的表現仍然堅穩。

主席
白紀圖
香港，二零零八年三月四日

The Company's profit attributable to its shareholders comprises:

公司的股東應佔溢利包括：

(in HK$ Million) (港幣百萬元)	2007	2006	Change 變幅 %
HAECO Hong Kong operations 港機工程在香港的業務	**391**	305	+28
Share of: 應佔：			
TAECO 廈門太古飛機工程公司	**301**	221	+36
HAESL and SAESL 香港航空發動機維修服務公司及新加坡航空發動機維修服務公司	**338**	282	+20
Other subsidiaries and jointly controlled companies 其他附屬及共控公司	**43**	39	+10
	1,073	847	+27

HAECO Hong Kong Operations

The Company's Hong Kong operations comprise heavy maintenance in its hangars, line maintenance at the passenger and cargo terminals at Hong Kong International Airport, component overhaul at Tseung Kwan O and inventory technical management services.

The operations in Hong Kong achieved good growth in 2007. This is attributable mainly to continuing strong demand for heavy maintenance services, coupled with the provision of additional hangar capacity following the opening of a second hangar at Hong Kong International Airport in December 2006. The heavy maintenance division provides a comprehensive range of scheduled maintenance checks, modifications and overhaul work on a wide variety of aircraft types. It competes on price, availability of space, turnround time and quality of workmanship with other Maintenance, Repair and Overhaul facilities worldwide. Sold manhours increased from 1.85 million in 2006 to 2.53 million in 2007. Approximately 63% of the division's work was for airlines based outside Hong Kong.

The Company is building a third heavy maintenance hangar with opening planned for mid 2009. Space has also been provided for further hangar on an adjacent site to be built at a later date.

Line maintenance experienced moderate growth as a result of an increase in aircraft movements at Hong Kong International Airport. The average number of movements handled by HAECO was 266 per day in 2007, 6% up from 250 per day in 2006.

The component overhaul division occupies 7,000 square metre of workshop space at Tseung Kwan O. Revenue growth in 2007 was satisfactory as a result of growth in customers' fleets and the Company is continuing to invest further in this area of business.

港機工程在香港的業務

公司在香港的業務包括於機庫進行大型維修工程、於香港國際機場的客貨運站進行外勤維修工程、於將軍澳進行部件大修工程，以及提供庫存技術管理服務。

香港業務於二零零七年有良好的增長，主要原因是大型維修服務需求持續殷切，加上位於香港國際機場的第二個機庫於二零零六年十二月啟用後，提供額外的機庫處理能力。大型維修部為不同類型的飛機進行定期維修檢查、改裝及大修工程。該部門無論在價格、機庫可用空間、周轉時間及工程質量上，均足以與世界其他維修、修理及大修設施一較長短。售出工時由二零零六年的一百八十五萬小時，增至二零零七年的二百五十三萬小時。該部門進行的工程中，約百分之六十三來自非以香港為基地的航空公司。

公司目前正興建第三個大型維修機庫，計劃於二零零九年年中啟用。公司亦已於毗鄰預留空地，以供日後增建機庫。

由於在香港國際機場升降的航班有所增加，因此外勤維修業務錄得溫和增長。二零零七年港機工程平均每日處理的飛機數目為二百六十六架，較二零零六年每日處理二百五十架增加百分之六。

部件大修部位於將軍澳的工場佔地七千平方米。由於客戶的機隊擴充，因此二零零七年的收益增長令人滿意，公司將持續在這方面的業務作出進一步的投資。

The Company provides inventory technical management services for rotable spares for various aircraft, including Airbus 340-600, 330-300 and 300-600F as well as Boeing 747 aircraft.

Total headcount for the Hong Kong operations increased by 4% during the year, reaching 4,523 at the end of 2007.

Taikoo (Xiamen) Aircraft Engineering Company Limited

TAECO performs heavy maintenance and passenger to freighter conversions using its five wide-body double bay hangars at Xiamen Gaoqi International Airport. It also performs line maintenance operations in Beijing, Shanghai and Xiamen, handling an average of 42 movements per day during the year.

TAECO's heavy maintenance business enjoyed strong growth in 2007, facilitated by additional capacity following the opening of its fifth hangar in June 2007 and very strong demand from core customers. Sold manhours increased from 3.58 million in 2006 to 3.87 million in 2007 and profit attributable to the Company's shareholders increased by 36% to HK$301 million. Three of TAECO's bays are dedicated to performing Boeing 747-400 passenger to freighter conversions for Boeing with 12 aircraft being completed during the year and three in progress at the year-end. The remaining hangar capacity is used for heavy maintenance with Cathay Pacific Airways, Japan Airlines and All Nippon Airlines ranking among the significant customers.

TAECO is building a sixth hangar which is expected to open in the second half of 2009. It is also building a new training centre which is to open by the end of 2008. At the end of 2007 TAECO's headcount totalled 5,086, compared to 4,098 at the end of 2006.

Hong Kong Aero Engine Services Limited

HAESL (45% owned) repairs and overhauls Rolls-Royce engines and engine components at its facility at Tseung Kwan O. Demand was strong throughout the year and the business operated at close to maximum capacity, handling 224 engine equivalents compared to 212 in 2006. SAESL, in which HAESL has a 20% interest, also had a strong year with satisfactory increases in both turnover and profitability. The Group's share of the after-tax profit of HAESL including its interest in SAESL rose by 20% to HK$338 million.

To provide for further growth, HAESL has opened an additional 3,000 square metre workshop which will commence operation in March 2008 and

公司為不同類型飛機的可修周轉件提供庫存技術管理服務，這些飛機包括空中巴士340-600型、330-300型客機、300-600F型貨機以及波音747型飛機。

年內香港業務的僱員總數增加百分之四，於二零零七年年底達四千五百二十三人。

廈門太古飛機工程有限公司

廈門太古飛機工程公司位於廈門高崎國際機場的五個可容納廣體飛機的雙機位機庫，提供大型維修及客機改裝貨機服務。該公司亦在北京、上海及廈門從事外勤維修業務，年內平均每日處理四十二班升降航班。

廈門太古飛機工程公司的大型維修業務於二零零七年增長強勁，原因是其第五個機庫於二零零七年六月啟用，帶來額外的處理能力，以及主要顧客的需求非常殷切。售出工時由二零零六年的三百五十八萬增至二零零七年的三百八十七萬， 而公司股東應佔溢利則增加百分之三十六至港幣三億零一百萬元。廈門太古飛機工程公司其中三個機位，專為波音公司進行波音747-400型客機改裝貨機工程，年內已為十二架飛機完成改裝工程，年底時仍有三架飛機正進行改裝工程。其餘的機庫處理能力用於大型維修工程，最主要的客戶包括國泰航空公司、日本航空公司及全日本航空公司。

廈門太古飛機工程公司現正興建第六個機庫，預期於二零零九年下半年啟用。該公司亦正興建一所新的培訓中心，將於二零零八年年底前啟用。截至二零零七年年底，廈門太古飛機工程公司的僱員數目合共五千零八十六人，於二零零六年年底則為四千零九十八人。

香港航空發動機維修服務有限公司

香港航空發動機維修服務公司（公司持有四成半權益）於將軍澳的設施為勞斯萊斯引擎及引擎部件進行修理及大修工程。全年需求龐大，業務在設施接近飽和的情況下運作，本年進行大修的引擎總數量達為二百二十四台，二零零六年則為二百一十二台。香港航空發動機維修服務公司擁有兩成權益的新加坡航空發動機維修服務公司本年業績亦相當理想，其營業總額及溢利率均有所提高。集團應佔香港航空發動機維修服務公司（包括於新加坡航空發動機維修服務公司的權益）除稅後溢利增加百分之二十，達港幣三億三千八百萬元。



increased its headcount by 39. HAESL will expand its component repair capability further during 2008 following the award by Rolls-Royce of a "5th Centre of Excellence" for turbine and compressor seal fin repair.

Other Subsidiary and Jointly Controlled Companies

The Group's other subsidiary and jointly controlled companies comprise:

- HAECO ATE Component Service Limited (100% owned), which provides computerised testing of components. In February 2007, the company became a wholly-owned subsidiary of HAECO when HAECO acquired its remaining 50% interest from EADS SOGERMA.

- Singapore HAECO Pte. Limited (100% owned), which handles line maintenance at Singapore's Changi Airport.

- Taikoo (Xiamen) Landing Gear Services Company Limited (50% owned by HAECO and 10% by TAECO), which is constructing a landing gear overhaul facility in Xiamen with operation to commence in May 2008.

- Honeywell TAECO Aerospace (Xiamen) Company Limited (25% owned by HAECO and 10% by TAECO), which overhauls auxiliary power units and other rotables.

- Goodrich Asia-Pacific Limited (49% owned), which refurbishes carbon brakes and overhauls wheel hubs at Fanling, in Hong Kong.

- Goodrich TAECO Aeronautical Systems Limited (35% owned by TAECO), which overhauls fuel control systems and pumps in Xiamen.

- IN-Services Asia Limited (35% owned), which sells Intertechnique components, and provides a warranty and repair service to customers.

- Taikoo (Shandong) Aircraft Engineering Company Limited (30% owned by HAECO and 10% by TAECO), which provides a heavy maintenance service at Jinan for Boeing 737 and other narrow-body aircraft. It also provides Boeing 737 passenger to freighter conversions.

All these companies produced improved results with the exception of Honeywell TAECO Aerospace (Xiamen) Company Limited which suffered higher costs and Singapore HAECO Pte. Limited which was in its first year of operation. Their total contribution to the Group's results increased by 10% to HK$43 million.

為了進一步擴展業務，香港航空發動機維修服務公司額外興建佔地三千平方米的工場已經開幕，將於二零零八年三月投入運作，並增聘三十九名僱員。在榮獲勞斯萊斯特許成立第五個「卓越中心」修理渦輪及壓縮器密封墊片之後，該公司將於二零零八年再度擴展其部件維修業務。

其他附屬及共控公司

集團其他附屬及共控公司包括：

- HAECO ATE Component Service Limited（公司持有全部權益）提供電腦化部件測試服務。二零零七年二月，港機工程向EADS SOGERMA購入該公司餘下五成權益後，該公司成為港機工程的全資附屬公司。

- Singapore HAECO Pte. Limited（公司持有全部權益）於新加坡樟宜國際機場從事飛機外勤維修業務。

- 廈門太古起落架維修服務有限公司（港機工程持有五成權益、 廈門太古飛機工程公司持有一成權益）目前正於廈門興建一所起落架大修設施，將於二零零八年五月投入運作。

- 廈門霍尼韋爾太古宇航有限公司（港機工程持有兩成半權益、廈門太古飛機工程公司持有一成權益）從事輔助動力裝置及其他可修周轉件大修業務。

- Goodrich Asia-Pacific Limited（公司持有四成九權益）於香港粉嶺從事碳質掣動片整修及輪轂大修業務。

- 廈門豪富太古宇航有限公司（廈門太古飛機工程公司持有三成五權益）於廈門從事燃料控制系統及燃料泵大修業務。

- IN-Services Asia Limited（公司持有三成半權益）出售 Intertechnique 部件，並為客戶提供保用及修理服務。

- 山東太古飛機工程有限公司（港機工程持有三成權益、廈門太古飛機工程公司持有一成權益）於濟南為波音737型飛機及其他狹體飛機提供大型維修服務。該公司亦提供波音737型客機轉貨機改裝工程。

除廈門霍尼韋爾太古宇航有限公司成本上漲及Singapore HAECO Pte. Limited首年營運業務外，上述公司業績均有進步。各公司為集團業績帶來的貢獻合共上升百分之十，達港幣四千三百萬元。

Financial Review

財務回顧

(in HK$ Million)	2007	2006	Change 變幅 %	(港幣百萬元)
Consolidated profit and loss account				**綜合損益賬**
Turnover	**4,619**	3,844	+20	營業總額
The increase in turnover comprised a 25% increase for the Company's Hong Kong operations and a 12% increase for TAECO.				營業總額增加，包括公司在香港的業務增長百分之二十五及廈門太古飛機工程公司的業務增長百分之十二。
Operating profit	**979**	749	+31	營業溢利
The increase in operating profit was driven primarily by the growth in turnover and by improved margins at TAECO arising from the increase in its volume of business. It comprised an increase of 33% for the Company's Hong Kong operations and a 31% increase for TAECO.				營業溢利增加，主要是由於廈門太古飛機工程公司營業額增加以及其業務增長帶動邊際利潤提升所致。這包括公司在香港的業務增長百分之三十三，及廈門太古飛機工程公司的業務增長百分之三十一。
Share of after-tax results of jointly controlled companies	**399**	330	+21	應佔共控公司除税後業績
HAESL and SAESL accounted for HK$338 million of the profit. The HK$61 million profit from other jointly controlled companies comprised HK$9 million attributable to minority interests and HK$52 million attributable to the Company's shareholders.				香港航空發動機維修服司及新加坡航空發動機維修服務公司帶來港幣三億三千八百萬元溢利，另外港幣六千一百萬元來自其他共控公司，包括少數股東應佔溢利港幣九百萬元及公司股東應佔溢利港幣五千二百萬元。
Profit for the year	**1,315**	1,028	+28	本年溢利
This comprised HK$1,073 million attributable to the Company's shareholders and HK$242 million attributable to minority interests. The main elements of the profit were HAECO's Hong Kong operations HK$391 million, TAECO HK$533 million and HAESL HK$338 million.				本年溢利包括公司股東應佔溢利港幣十億七千三百萬元及少數股東應佔溢利港幣二億四千二百萬元。溢利主要來自港機工程在香港的業務港幣三億九千一百萬元、廈門太古飛機工程公司港幣五億三千三百萬元，及香港航空發動機維修服務公司港幣三億三千八百萬元。
Consolidated balance sheet				**綜合資產負債表**
Non-current assets	**4,716**	4,063	+16	非流動資產
The net increase of HK$653 million during the year arose principally from HK$760 million capital expenditure partially offset by HK$258 million depreciation and amortisation.				年內增加淨額為港幣六億五千三百萬元，主要因港幣二億五千八百萬元折舊及攤銷部份抵銷港幣七億六千萬元資性本開支所致。
Net current assets				流動資產淨值
Short-term deposits and cash and cash equivalents	**876**	898	-2	短期存款與現金及現金等價物
Working capital assets	**1,037**	769	+35	營運資金資產
Working capital liabilities	**(1,184)**	(1,045)	+13	營運資金負債
Net current assets	**729**	622	+17	流動資產淨值
The increase in working capital assets and liabilities was driven by the growth in the Group's business volume.				營運資金資產及負債增加，乃因集團營業額增加所致。

	2007	2006	Change 變幅 %	
(in HK$ Million)				*(港幣百萬元)*
Consolidated cashflow statement				**綜合現金流量表**
Net cash generated from operating activities HK$419 million was generated by HAECO's own operations and HK$593 million by TAECO.	**1,024**	1,063	-4	營運業務產生的現金淨額 港幣四億一千九百萬元由港機工程本身的業務產生，港幣五億九千三百萬元則由廈門太古飛機工程公司產生。
Purchases of property, plant and equipment Capital expenditure during 2007 included HK$316 million on new hangars and HK$74 million on rotables managed for airlines.	**760**	690	+10	購買物業、廠房及設備 二零零七年的資本性開支包括用於新機庫港幣三億一千六百萬元，及用於為航空公司管理可修周轉件港幣七千四百萬元。
Dividends received from jointly controlled companies Dividends received in 2007 comprised HK$267 million from HAESL, HK$28 million from Goodrich TAECO Aeronautical Systems (Xiamen) Company Limited and HK$18 million from Goodrich Asia-Pacific Limited.	**313**	315	-1	於共控公司收取的股息 二零零七年收取的股息包括來自香港航空發動機維修服務公司港幣二億六千七百萬元、來自廈門豪富太古宇航有限公司港幣二千八百萬元，及來自Goodrich Asia-Pacific Limited港幣一千八百萬元。

Net Liquid Funds and Financing

The Group had net liquid funds of HK$767 million at 31st December 2007 together with committed but undrawn banking facilities of HK$550 million. This is considered sufficient to meet its committed operating working capital and capital expenditure requirements for 2008.

流動資金淨額及融資

於二零零七年十二月三十一日結算，集團有流動資金淨額港幣七億六千七百萬元，以及未動用而已承擔銀行信貸安排港幣五億五千萬元，公司認為這足以應付二零零八年的已承擔營業周轉營運資金及資本性開支需要。

Currency Fluctuations

The Group's income is substantially in HK dollars and US dollars and is matched by expenditure in the same currencies. The exception to this is TAECO which has substantial Renminbi expenditure. TAECO reduces its exposure to changes in the exchange rate of the Renminbi against the US dollar by retaining surplus funds in Renminbi and by selling US dollars and HK dollars forward for Renminbi. At 31st December 2007, TAECO had sold forward a total of US$115 million and HK$712 million to fund part of its Renminbi requirement for 2008, 2009 and 2010.

貨幣浮動

集團的收入以港幣及美元為主，開支亦以同類貨幣為主。唯一例外是廈門太古飛機工程公司，該公司大量開支以人民幣計算。廈門太古飛機工程公司透過以人民幣保留盈餘資金，賣出遠期美元及港元換成人民幣，以減低人民幣兑美元匯率變動所產生的風險。於二零零七年十二月三十一日結算，廈門太古飛機工程公司賣出遠期美元一億一千五百萬元及港幣七億一千二百萬元，以應付二零零八、二零零九及二零一零年的部分人民幣資金需求。

Corporate Governance Practices

The Board is committed to a high standard of corporate governance and has adopted the Code on Corporate Governance Practices (the "Code") promulgated by The Stock Exchange of Hong Kong Limited. It has complied throughout the year with all the mandatory code provisions and with all the recommended best practices with the following exceptions:

- Independent Non-Executive Directors representing one-third of the Board (Section A.3.2 of the Code).
- quarterly reporting (Section C.1.4 of the Code) which the Board considers would provide little information of additional value to shareholders while increasing administrative costs and pressure to focus on short-term results rather than long-term value creation.
- establishing a nomination committee (Section A.4.4 of the Code) as the Board considers it is in the best interest of the Company and potential new appointees that they collectively review and approve the appointment of new directors.

Investor Relations

All communications for shareholders including reports, announcements and the results of polls of shareholders at shareholder meetings are posted on the Company's website: www.haeco.com. Printed copies of the Annual and Interim Reports are also sent to all shareholders. Briefings for the investment community are held shortly after the interim and final results announcements.

The Company's 2007 Annual General Meeting was held on 8th May 2007 and the minutes were posted on the Company's website. This meeting was open to all shareholders and members of the press. The votes of the Annual General Meeting were taken by poll and the poll results were published in newspapers and posted on the Company's website.

Key shareholder dates for 2008 are set out on the inside front cover of this report.

From information publicly available to the Company and within the knowledge of its Directors, at least 25% of the Company's total issued share capital has been held by the public at all times.

Board of Directors

The Company is governed by a Board of Directors which is responsible for directing and supervising its affairs. This Board is accountable to shareholders for the development of the Group with the goal of maximising long-term shareholder value, while balancing broader stakeholder interests.

The Board is also responsible for the integrity of financial information and the effectiveness of the Group's systems of internal control and risk management processes. The Directors acknowledge their responsibility for the preparation of the accounts of the Company, its keeping of fair and accurate accounting

企業管治常規

董事局致力達致高水平的企業管治，並採納香港聯合交易所有限公司頒佈的《企業管治常規守則》(「該守則」)。董事局全年均遵守所有強制性守則條文，並遵守除以下各項外所有建議最佳常規：

- 獨立非常務董事人數佔董事局成員人數三分之一(該守則第A.3.2條)。
- 季度財務報告(該守則第C.1.4條)，董事局認為季度財務報告僅為股東提供少量具額外價值的資訊，卻令行政成本增加，及增添壓力將注意力集中於短期業績而非創造長期的價值。
- 成立提名委員會(該守則第A.4.4條)，董事局認為由董事局共同審核及批准委任新董事，乃合乎公司及準新董事的最佳利益。

投資者關係

所有股東通訊 (包括年度報告書、公告及股東於股東大會上的投票表決結果) 均於公司網站 www.haeco.com 登載。年度報告書及中期報告的印刷本亦會發送予全體股東。公司於中期及年度業績公佈後不久，為投資界舉行簡佈會。

公司二零零七年度股東週年大會於二零零七年五月八日舉行，會議紀錄於公司網站登載。該會議開放予全體股東及傳媒人士。股東週年大會上以投票方式表決，投票結果於報章公佈，並於公司網站登載。

二零零八年與股東有關的主要日期載於本報告書封面內頁。

據公司從公開資料所得及就公司董事所知，至少百分之二十五公司已發行股本總額一直由公眾持有。

董事局

公司由一個董事局管理，董事局負責領導及監督公司的事務。董事局須就集團的發展向股東負責，以期盡量提高長期股東價值，同時平衡更多利益相關者的利益。

董事局亦有責任維持財務資料的完整性及集團內部監控制度與風險管理程序的有效程度。各董事明白其肩負責任編製公司賬目、確保賬目紀錄公正和準確，並

records and its compliance with the Hong Kong Companies Ordinance. The Board has, with the assistance of its Audit Committee, conducted a review of the effectiveness of the Group's system of internal control.

The Board comprises the Chairman, five other Executive Directors, and ten Non-Executive Directors. The roles of Chairman and Chief Executive Officer are segregated and are not performed by the same person. All Directors are subject to re-election by shareholders every three years. New Directors, being individuals who are suitably qualified and expected to make a positive contribution to the performance of the Board, are identified by existing Directors and proposed to the Board for appointment. A Director appointed by the Board is subject to election by shareholders at the first general meeting after his appointment.

The Non-Executive Directors bring independent judgement on issues of strategy, performance, risk and people through their contribution at Board and Committee meetings. The Board considers that five of the ten Non-Executive Directors are independent in character and judgement and fulfil the independence guidelines set out in Listing Rule 3.13. The Company has received from each of its Independent Non-Executive Directors an annual confirmation of his independence pursuant to Listing Rule 3.13 and the Company still considers all its Independent Non-Executive Directors to be independent.

The Chairman ensures that the Directors receive accurate, timely and clear information. Directors are encouraged to update their skills, knowledge and familiarity with the Group through their initial induction, ongoing participation at Board and Committee meetings, and through meeting key members of management.

All Directors have access to the services of the Company Secretary who regularly updates the Board on governance and regulatory matters. Any Director wishing to do so in the furtherance of his or her duties, may take independent professional advice through the Chairman at the Company's expense. The availability of professional advice extends to the Audit and Remuneration Committees.

The Company has arranged appropriate insurance cover in respect of legal actions against its Directors and Officers.

Minutes of Board meetings are taken by the Company Secretary and, together with any supporting Board papers, are available to all Board members.

符合《香港公司條例》的規定。董事局在審核委員會協助下，已就集團內部監控制度的效能進行檢討。

董事局包括主席、另外五名常務董事及十名非常務董事。主席與行政總裁的職責分開，且由不同人士擔任。所有董事每隔三年須經股東重選。在任董事如認為個別人士具備合適資格並預期可對董事局的表現帶來正面貢獻，可提呈董事局委任為新董事。由董事局委任的董事，須於獲委任後第一次股東大會經股東投票通過。

非常務董事就策略、表現、風險及人才等事宜提供獨立的判斷，透過董事局及委員會會議作出貢獻。董事局認為十名非常務董事中，其中五名為身份獨立的董事，具備上市規則第 3.13 條所載獨立指引所描述的獨立判斷能力。公司已收到各獨立非常務董事根據上市規則第3.13條就其獨立性作出的年度確認，而公司仍認為其獨立非常務董事全部確屬獨立人士。

主席確保各董事收到準確、適時及清楚的資料。公司並鼓勵各董事透過就職時所獲的就任須知、持續參與董事局及委員會會議，以及與主要管理人員會面，不斷更新其技能、知識，以及加深對集團的熟悉程度。

所有董事均可享用公司秘書的服務，公司秘書須定期讓董事局知悉有關管治及規管事宜的最新資料。董事可為履行職責而透過主席尋求獨立專業意見，費用由公司支付。審核委員會及薪酬委員會亦可尋求專業意見。

公司已就其董事及要員可能會面對的法律行動作適當的投保安排。

董事局會議紀錄由公司秘書負責撰寫，這些會議紀錄連同任何有關的董事局會議文件，均向所有董事局成員提供。

The Board has three sub-committees: an Executive Committee, an Audit Committee and a Remuneration Committee. The Audit and Remuneration Committees have terms of reference which accord with the principles set out in the Code and minutes are taken by the Company Secretary. The work of these Committees is reported to the Board.

All Directors disclose to the Board on their first appointment their interests as a director or otherwise in other companies or organisations and such declarations of interests are updated annually. When the Board considers any proposal or transaction in which a Director has a conflict of interest, the Director declares his interest.

Directors' Securities Transactions

The Company has adopted a code of conduct ("the Securities Code") regarding Directors' securities transactions on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers ("the Model Code") contained in Appendix 10 of the Listing Rules. A copy of the Securities Code is sent to each Director of the Company first on his appointment and thereafter twice annually, one month before the date of the Board meetings to approve the Company's half-year results and annual results, with a reminder that the Director cannot deal in the securities and derivatives of the Company until after such results have been published, and that all his dealings must be conducted in accordance with the Securities Code.

Under the Securities Code, Directors of the Company are required to notify the Chairman and receive a dated written acknowledgement before dealing in the securities and derivatives of the Company, and, in the case of the Chairman himself, he must notify the Chairman of the Audit Committee and receive a dated written acknowledgement before any dealing.

All the Directors of the Company have confirmed that they have complied with the required standard set out in the Securities Code.

Directors' interests as at 31st December 2007 in the shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance) are set out on page 29.

Executive Committee

The Executive Committee comprises five Executive Directors, two Non-Executive Directors, one of whom chairs its meetings and two senior executives of the Company's jointly controlled companies and customers. It is responsible to the Board for overseeing the day-to-day operation of the Company.

Audit Committee

The Audit Committee assists the Board in discharging its responsibilities for corporate governance, financial reporting, and corporate control. The

董事局轄下有三個小組委員會：執行委員會、審核委員會及薪酬委員會。審核委員會及薪酬委員會按照該守則所訂的原則制定其職權範圍，會議紀錄由公司秘書撰寫。該等委員會向董事局匯報工作。

所有董事須於首次獲委任時向董事局申報在其他公司或機構擔任董事或其他職務的身份，有關利益申報每年更新一次。倘董事在董事局討論任何動議或交易時存在利益衝突，該董事須申報利益。

董事證券交易

公司已就董事進行的證券交易，採納一套比上市規則附錄十所載《上市發行人董事進行證券交易的標準守則》(「標準守則」)所訂標準更高的董事證券交易守則(「證券守則」)。公司每位董事在受委任之初會獲發一份證券守則，之後每年兩次，分別於董事局召開會議通過公司的半年及全年業績前一個月；當中亦會提醒董事不得買賣公司的證券及衍生工具，直至此等業績公佈為止，而其一切交易必須按照證券守則進行。

根據證券守則，公司董事在買賣公司的證券及衍生工具前，須先通知主席並接獲註明日期的確認書；若為主席本人，則必須通知審核委員會主席，並接獲註明日期的確認書後才可進行有關的買賣。

公司所有董事均確認已遵從證券守則所訂的準則。

二零零七年十二月三十一日結算，各董事於公司及其相聯法團 (定義見《證券及期貨條例》第XV部) 持有的股份權益於第二十九頁開列。

執行委員會

執行委員會的成員包括五名常務董事、兩名非常務董事 (其中一位主持其會議)，以及兩名來自公司持有的共控公司及客戶的高級行政人員。執行委員會負責監察公司的日常運作，並對董事局負責。

審核委員會

審核委員會協助董事局履行企業管治、財務報告及企業監控責任。委員會成員包括三名非常務董事，當中

Committee consists of three Non-Executive Directors, two of whom including the Chairman, J.S. Dickson Leach, are independent. All the members served for the whole of 2007. At the invitation of the Committee, the Director Finance, Manager Internal Audit of John Swire & Sons (H.K.) Limited, and representatives of the external auditors regularly attend its meetings. The Committee also meets regularly with the external auditors without the presence of the Company's management.

The terms of reference of the Audit Committee follow the guidelines set out by the Hong Kong Institute of Certified Public Accountants and are available on the Company website.

The Audit Committee met three times in 2007 and in February 2008. Each meeting receives written reports from the external and internal auditors covering matters of significance arising from the work conducted since the previous meeting. The work of the Committee included the following matters:

- reviewing HAECO management's assessment of the effectiveness of its system of internal control including financial, operational and compliance controls. This assessment was based on completing control self assessment questionnaires.

- reviewing HAECO management's assessment of the effectiveness of its risk management functions. This involved the compilation of registers of the risks involved in managing the business and actively managing the mitigation of these risks. Registers are kept both for enterprise wide risks which are monitored by Executive Directors and for specific risks which are monitored by departmental managers.

- reviewing the 2006 annual, 2007 interim and annual financial statements.

- after reviewing the independence of the external auditors, PricewaterhouseCoopers, and the policy on their conducting non-audit work, recommending their appointment to the Board, for the approval by shareholders. Approving the 2007 audit plan and the auditors' remuneration.

- approving the annual internal audit programme, reviewing progress against the programme and discussing matters arising. The Company's internal audit coverage is provided by a combination of its own internal section and visits by Swire Group Internal Audit.

- reviewing the Company's compliance with regulatory and statutory requirements.

Audit Committee meetings are usually held a few days before Board meetings with the results of the Audit Committee's work being reported to and considered at the Board meeting.

兩名包括主席李德信在內為獨立非常務董事。全體委員於二零零七年全年任職。財務董事、香港太古集團有限公司內部審核部經理及外聘核數師代表應委員會邀請，定期出席委員會會議。委員會亦在公司管理層不在場的情況下，定期與外聘核數師會面。

審核委員會的職權範圍遵照香港會計師公會的指引訂定，並於公司網站登載。

審核委員會在二零零七年間共開會三次及於二零零八年二月舉行會議。每次會議均省覽外聘及內部核數師的書面報告，內容包括自上次會議日期後進行的工作所引出的重大事項。委員會的工作包括下列事宜：

- 檢討港機工程管理層就其內部監控制度（包括財務、營運及合規監控）的有效程度所作的評估。此評估乃根據監控自我評估問卷調查的結果而進行的。

- 檢討港機工程管理層就其風險管理職能的有效程度所作的評估。這包括編製管理業務所涉風險的紀錄冊，以及積極謀求減低該等風險。紀錄冊記錄企業風險及特定風險，企業風險由常務董事監控，特定風險則由部門經理監控。

- 檢討二零零六年報告書、二零零七年中期報告及二零零七年報告書的財務報表。

- 在檢討外聘核數師 — 羅兵咸永道會計師事務所及其進行非審核工作政策的獨立性後，向董事局提出委聘建議讓股東通過。通過二零零七年度審核計劃及核數師酬金。

- 通過年度內部審核計劃，檢討計劃進度及討論所引出的事項。公司的內部審核工作由本身的內部審核部門及由太古集團內部審核部進行視察而提供。

- 檢討公司有否遵守規管及法律規定。

審核委員會會議通常於董事局會議召開前數天舉行，審核委員會的工作會在董事局會議上匯報並進行討論。

Remuneration Committee

The Remuneration Committee makes recommendations to the Board on the Company's policy and structure for remuneration of Directors and senior management. It comprises three Non-Executive Directors, two of whom – J.S. Dickson Leach and Lincoln Leong - are Independent Non-Executive Directors. It is chaired by Peter Johansen.

Under the Services Agreement between the Company and John Swire & Sons (H.K.) Limited, which was considered in detail and approved by the Independent Non-Executive Directors of the Company, staff at various levels, including Executive Directors, are seconded to the Company. Those staff report to and take instructions from the Board of the Company but remain employees of the John Swire & Sons Limited ("Swire") group.

In order to be able to attract and retain international staff of suitable calibre, the Swire group provides a competitive remuneration package. This comprises salary, provident fund, housing, leave-passage and education allowances and, after three years' service, a bonus related to the profit of the overall Swire group. The payment of bonuses on a group-wide basis enables postings to be made to group companies with different profitability profiles.

Although the remuneration of these executives is not entirely linked to the profits of the Company, it is considered that, given the volatility of aviation related businesses, this has contributed considerably to the maintenance of a stable, motivated and high-calibre senior management team in the Company. Furthermore, as a substantial shareholder of the Company, it is in the best interest of Swire to see that executives of high quality are seconded to and retained within the Company.

A number of Directors and senior staff with specialist skills are employed directly by the Company on similar terms with the principal exception that their bonuses are paid by reference to the results of the Company alone.

The Remuneration Committee has reviewed this policy and the levels of remuneration paid to Executive Directors and Officers of the Company. At its meeting in November, the Committee considered a report prepared for it by Mercer Human Resource Consulting Limited, an independent firm of consultants, which confirmed that the remuneration of the Company's Executive Directors and Officers was in line with comparators in peer group companies. The Committee approved individual remuneration packages to be paid in respect of 2008.

薪酬委員會

薪酬委員會就公司有關董事及管理高層的薪酬政策及結構提出建議。委員會成員包括三名非常務董事，當中李德信及梁國權二人為獨立非常務董事。薪酬委員會由容漢新出任主席。

公司與香港太古集團有限公司訂立的服務協議已由公司的獨立非常務董事經慎重考慮後批核，根據該協議，包括常務董事在內的不同職級員工會被借調到公司工作。該等員工向公司的董事局匯報，並受其指派，但仍然是英國太古集團有限公司（「太古」）集團的僱員。

為了吸引及留住具有合適才幹的國際員工，太古集團提供具競爭力的薪酬福利，包括薪金、公積金、房屋津貼、休假旅費及教育津貼，以及服務滿三年可獲按太古集團整體溢利發放的花紅。按集團整體表現發放花紅，可將員工派駐到盈利能力不同的集團公司。

考慮到航空相關業務的表現反覆，該等行政人員的薪酬福利因而並未全然與公司的溢利掛鈎。雖然如此，但這措施已被認為在很大程度上有助公司維持一支既穩定、主動，又深具才幹的高層管理隊伍。此外，太古作為公司的主要股東，能將高質素的行政人員留住並借調到公司，亦符合其最大的利益。

多位具有專業才幹的董事及高層職員乃由公司以相若的條件直接聘用，惟主要分別是其花紅只參照公司的業績而發放。

薪酬委員會已就此政策及公司常務董事及要員的薪酬水平進行檢討。在十一月召開的會議上，委員會研究一份由獨立顧問美世人力資源顧問有限公司編製的報告，該報告確認公司常務董事及要員的薪酬與同類公司相若。委員會已批准發放二零零八年度的薪酬福利。

No Director takes part in any discussion about his own remuneration.

各董事並無參與有關其本身薪酬的任何討論。

The number of meetings held by the Board and Committees during the year and the attendance of Directors who are members of these bodies is set out in the table below.

董事局及各委員會於本年度間召開的會議次數及屬於該等委員會的董事的出席次數於下表開列。

Directors 董事	Meetings attended/held 會議出席次數/舉行次數 Board 董事局	Executive Committee 執行委員會	Audit Committee 審核委員會	Remuneration Committee 薪酬委員會
Executive Directors 常務董事				
Christopher Dale Pratt 白紀圖	6/6			
Chan Ping Kit 陳炳傑	6/6	8/8		
John Charles Godfrey Bremridge 彭勵志	6/6	7/8		
Mark Hayman 馬海文	6/6	8/8		
Michelle Low Mei Shuen 劉美璇	5/5	6/6		
John Robert Gibson 紀必信	2/2	2/2		
Mohan Joseph Ashokumar Sathianathan 沙舒雅	6/6	7/8		
Non-Executive Directors 非常務董事				
Martin Cubbon 郭鵬	6/6			
Christopher Patrick Gibbs 簡柏基	6/6			
Davy Ho Cho Ying 何祖英	6/6	7/8		
Peter Andre Johansen 容漢新	6/6		3/3	3/3
Antony Nigel Tyler 湯彥麟	6/6	8/8		
Independent Non-Executive Directors 獨立非常務董事				
Robert Ernest Adams 羅安達	4/6			
James Seymour Dickson Leach 李德信	5/6		3/3	3/3
Lincoln Leong Kwok Kuen 梁國權	3/6		3/3	3/3
Albert Lam Kwong Yu 林光宇	5/6			
David Tong Chi Leung 唐子樑	5/6			

External Auditors

The remuneration of the Group's external auditors is HK$1.1 million for statutory audit fees as disclosed in note 4 to the accounts and HK$0.3 million for other assurance and tax advisory services. The auditors' statement regarding their reporting responsibilities is included in their audit report on page 32.

外聘核數師

集團外聘核數師就提供賬目附註4所披露的法定核數費用為港幣一百一十萬元，就提供其他保證及稅務顧問服務的費用則為港幣三十萬元。核數師就其申報責任所作的聲明，載於第三十二頁的核數報告內。

Environment

The Group closely monitors the impact of its operations on the environment and makes every effort to reduce the extent of this impact. Its facilities incorporate systems to minimise the effect of effluents on the environment. It has an ongoing programme to reduce energy and resource usage, and to recycle waste where practicable. The Company has published a comprehensive environmental report on its Hong Kong operations which is available on its website. It also participated in a Swire group study on greenhouse gas emissions.

環境保護

集團密切監控其業務對環境造成的影響，並致力減低其影響程度。其設施已設置多套環保系統，務求減低污水及廢氣對環境造成的影響。集團已制定持續的計劃，以減少能源及資源的使用量，並在可行的情況下循環再用廢料。公司已就其香港業務發表一份詳盡的環保報告，並登載於集團網站內。集團亦有參與太古集團就溫室氣體排放所進行的研究。

Health and Safety

The Group is committed to conducting its business in a manner which protects the health and safety of its employees, customers, business associates and the general public. Its safety management system includes setting targets and monitoring performance. Extensive safety training is carried out and safety audits are conducted annually to ensure statutory requirements are met and to improve safety management performance.

健康及安全

集團致力在營運業務之時，保障僱員、客戶、業務夥伴及大眾的健康與安全。其安全管理制度包括設定目標及監控表現。集團每年均進行廣泛的安全培訓及安全審核，以確保能符合法例規定和改進安全管理表現。

Staff and Human Resources

The Group's headcount was:

員工及人力資源

集團的僱員人數如下：

	2007	2006	Change % 變幅 %	
HAECO	**4,523**	4,356	+4	港機工程
TAECO	**5,086**	4,098	+24	廈門太古飛機工程公司
HAESL	**844**	805	+5	香港航空發動機維修服務公司
Other subsidiaries and jointly controlled companies in which HAECO and TAECO own more than 20%	**1,245**	859	+45	港機工程及廈門太古飛機工程公司持有超過兩成權益的其他附屬及共控公司
	11,698	10,118	+16	

Community Relations

During the year the HAECO Group and its staff made charitable donations of HK$5 million. This included HK$3.7 million to Hong Kong charities through The Swire Group Charitable Trust, HK$0.9 million from TAECO for the orphanage and elementary schools and HK$69,000 raised in the 24-hour Pedal Kart Grand Prix for charitable causes in Hong Kong. HAECO also provided a discount of HK$333,000 on maintenance services provided to the Project Orbis flying eye hospital. TAECO continues to support a scholarship fund for Xiamen University and sponsored a new primary school.

HAECO is an active member of the Hong Kong International Airport community. It co-operates with the Airport Authority to promote safety and environmental protection at the airport and make presentations to overseas delegations.

社區關係

年內港機工程集團及其員工共捐款港幣五百萬元。這包括透過太古集團慈善信託基金捐贈港幣三百七十萬元予香港多個慈善團體、廈門太古飛機工程公司捐出港幣九十萬元予孤兒院及小學，以及捐出參加二十四小時慈善腳踏車大賽所籌得款項港幣六萬九千元作為香港慈善用途。港機工程亦給予國際奧比斯眼科飛機醫院港幣三十三萬三千元的維修服務費折扣。廈門太古飛機工程公司繼續資助廈門大學一項獎學金，並資助興建一所新的小學。

港機工程積極參與香港國際機場社區的事務。公司與香港機場管理局合作推廣機場安全及環保，並向海外代表團進行推介。

DIRECTORS AND OFFICERS

董事及要員

Executive Directors

PRATT, Christopher Dale +, CBE, aged 51, has been Chairman and a Director of the Company since August 2006. He is also Chairman of John Swire & Sons (H.K.) Limited, Swire Pacific Limited and Cathay Pacific Airways Limited, and a Director of Swire Properties Limited, The Hongkong and Shanghai Banking Corporation Limited and Air China Limited. He joined the Swire group in 1978 and in addition to Hong Kong has worked with the group in Australia and Papua New Guinea.

CHAN, Ping Kit, aged 62, has been Deputy Chairman and Chief Executive Officer since August 2001. He first joined the Company in 1966 and resigned as Deputy Chief Engineer (Maintenance) in June 1990. He rejoined in December 1992 as General Manager (Base Maintenance & China Operations) and was appointed a Director in November 1993 and Managing Director in July 1998. He reached normal retirement age in October 2005 and has contracted to work for the Company for a term of three years until 31st October 2008.

BREMRIDGE, John Charles Godfrey +, aged 51, has been Chief Operating Officer since September 2004. He joined the Swire group in November 1985 and in addition to Hong Kong, has worked with the group in the United Kingdom, Japan, Australia, Korea and Bahrain. He was Regional Manager Middle East, India & Africa of Cathay Pacific Airways Limited before joining the Company.

HAYMAN, Mark, aged 47, joined the Company in October 2001 and has been Director Engineering since February 2002. He was previously General Manager Engineering Planning and Technical Supplies of Cathay Pacific Airways Limited. He joined the Swire group in 1987.

LOW, Mei Shuen Michelle +, aged 47, has been Director Finance since March 2007. She was previously Finance Director of Swire Pacific Limited – Trading & Industrial Division, and The China Navigation Company Limited. She joined the Swire group in August 1987.

SATHIANATHAN, Mohan Joseph Ashokumar, aged 60, has been Director Commercial since May 2006. He first joined the Company in 1987 and resigned in 1989. He rejoined the Company in 1992 and was appointed General Manager in August 1998. He was Executive General Manager (Commercial) prior to his appointment as Director Commercial.

常務董事

白紀圖+，CBE，現年五十一歲，自二零零六年八月起出任公司主席兼董事，現亦擔任香港太古集團有限公司、太古股份有限公司及國泰航空有限公司主席，以及太古地產有限公司、香港上海匯豐銀行有限公司及中國國際航空股份有限公司董事。一九七八年加入太古集團，除香港外，曾於該集團的澳洲及巴布亞新畿內亞辦事處工作。

陳炳傑，現年六十二歲，自二零零一年八月起出任副主席兼行政總裁。一九六六年首次加入公司，一九九零年六月離職，當時為副總工程師（維修），一九九二年十二月再次加入公司出任總經理（基地維修及中國業務），一九九三年十一月獲委任為董事，一九九八年七月獲委任為董事總經理。陳先生於二零零五年十月達正常退休年齡，並已簽訂合約再為公司服務三年，至二零零八年十月三十一日止。

彭耀志+，現年五十一歲，自二零零四年九月起出任營運總裁。一九八五年十一月加入太古集團，除香港外，曾駐該集團的英國、日本、澳洲、韓國及巴林辦事處。在加入公司前，為國泰航空有限公司中東、印度及非洲地區經理。

馬海文，現年四十七歲，於二零零一年十月加入公司，並自二零零二年二月起出任工程董事。曾為國泰航空有限公司工程策劃及技術供應總經理。於一九八七年加入太古集團。

劉美璇+，現年四十七歲，自二零零七年三月起出任財務董事。之前任職太古股份有限公司貿易及實業部及太古輪船有限公司財務董事。於一九八七年八月加入太古集團。

沙舒雅，現年六十歲，自二零零六年五月起出任商務董事。曾於一九八七年加入公司，一九八九年離職。其後於一九九二年再次加入公司，並於一九九八年八月獲委任為總經理。獲委任為商務董事前，擔任行政總經理（商務）。

Non-Executive Directors

CUBBON, Martin +, aged 50, has been a Director of the Company since August 2006. He is also Finance Director of Swire Pacific Limited and a Director of John Swire & Sons (H.K.) Limited, Swire Properties Limited and Cathay Pacific Airways Limited. He joined the Swire group in 1986.

GIBBS, Christopher Patrick, aged 46, has been a Director of the Company since January 2007. He is also Engineering Director of Cathay Pacific Airways Limited and a Director of Hong Kong Aero Engine Services Limited. He joined Cathay Pacific Airways Limited in 1992.

HO, Cho Ying Davy +, aged 60, has been a Director of the Company since September 1999. He joined the Swire group in 1970 and has worked with the group in Hong Kong and Taiwan. He is also a Director of Swire Pacific Limited and John Swire & Sons (H.K.) Limited.

JOHANSEN, Peter Andre #*+, aged 65, has been a Director of the Company since July 1984 and is Chairman of the Remuneration Committee. He joined the Swire group in 1973 and has worked with the group in Hong Kong and Japan. He is also a Director of John Swire & Sons Limited and Swire Pacific Limited.

TYLER, Antony Nigel +, aged 52, has been a Director of the Company since December 1996. He joined the Swire group in 1977 and, in addition to Hong Kong, has worked with the group in Australia, the Philippines, Canada, Japan, Italy and United Kingdom. He was appointed Chief Executive of Cathay Pacific Airways Limited in July 2007. He is also Chairman of Hong Kong Dragon Airlines Limited and a Director of John Swire & Sons (H.K.) Limited and Swire Pacific Limited.

Independent Non-Executive Directors

ADAMS, Robert Ernest, aged 64, has been a Director of the Company since October 2004. He is the Managing Director of LF Asia Investments Limited, a member of the Li & Fung group. He previously was an Executive Director of CITIC Pacific Limited.

DICKSON LEACH, James Seymour #*, aged 62, has been a Director of the Company since July 1986 and is Chairman of the Audit Committee. He is a Director of CLP Holdings Limited and China Construction Bank (Asia) Corporation Limited.

非常務董事

郭鵬 +，現年五十歲，自二零零六年八月起出任公司董事。現亦擔任太古股份有限公司財務董事，以及香港太古集團有限公司、太古地產有限公司及國泰航空有限公司董事。於一九八六年加入太古集團。

簡柏基，現年四十六歲，自二零零七年一月起出任公司董事。現亦擔任國泰航空有限公司工務董事及香港航空發動機維修服務有限公司董事。於一九九二年加入國泰航空有限公司。

何祖英 +，現年六十歲，自一九九九年九月起出任公司董事。一九七零年加入太古集團，曾在該集團的香港及台灣辦事處工作。現亦擔任太古股份有限公司及香港太古集團有限公司董事。

容漢新 #*+，現年六十五歲，自一九八四年七月起出任公司董事，並為薪酬委員會主席。一九七三年加入太古集團，曾駐該集團的香港及日本辦事處。此外亦為英國太古集團有限公司及太古股份有限公司董事。

湯彥麟 +，現年五十二歲，自一九九六年十二月起出任公司董事。一九七七年加入太古集團，除香港外，曾駐該集團的澳洲、菲律賓、加拿大、日本、意大利及英國辦事處。於二零零七年七月獲委任為國泰航空有限公司行政總裁，亦為港龍航空有限公司主席、香港太古集團有限公司及太古股份有限公司董事。

獨立非常務董事

羅安達，現年六十四歲，自二零零四年十月起出任公司董事。現為利豐集團旗下利豐投資（亞洲）有限公司董事總經理，曾任中信泰富有限公司執行董事。

李德信 #*，現年六十二歲，自一九八六年七月起出任公司董事，為審核委員會主席，亦為中電控股有限公司及中國建設銀行(亞洲)股份有限公司董事。

LAM, Kwong Yu Albert, SBS, aged 63, has been a Director of the Company since May 2006. He had more than 41 years of service with the Government of the Hong Kong Special Administrative Region and had been Director-General of Civil Aviation since October 1998 until his retirement in April 2004. He is a Non-Executive Director of Lei Shing Hong Limited, an Independent Director of New World First Bus Services Limited. He is also an Independent Non-Executive Director of China Southern Airlines Company Limited.

LEONG, Kwok Kuen Lincoln #*, aged 47, has been a Director of the Company since March 2003. He is also Finance Director of MTR Corporation Limited and a Non-Executive Director of Tai Ping Carpets International Limited.

TONG, Chi Leung David, aged 37, has been a Director of the Company since May 2006. He is also a Director of Sir Elly Kadoorie & Sons Limited, Director of CLP Power Hong Kong Limited, Deputy Chairman of Hong Kong Business Aviation Centre Limited and a Non-Executive Director of Tai Ping Carpets International Limited.
Alternate: The Hon. Sir Michael David KADOORIE

Executive Officers

SWIRE, Merlin Bingham +, aged 34, was appointed Director and Chief Executive Officer of Taikoo (Xiamen) Aircraft Engineering Company Limited, a subsidiary of the Company incorporated in the People's Republic of China, in May 2006. He joined the Swire group in 1997.

CHI, Tin Mong John, aged 63, joined the Company in 1962. He was appointed Director and Chief Operating Officer of Taikoo (Xiamen) Aircraft Engineering Company Limited, a subsidiary of the Company incorporated in the People's Republic of China, in September 1996.

Secretary

FU, Yat Hung David +, aged 44, has been Company Secretary since January 2006. He joined the Swire group in 1988.

林光宇，SBS，現年六十三歲，自二零零六年五月起出任公司董事，曾為香港特別行政區政府工作逾四十一年，自一九九八年十月起擔任民航處處長，至二零零四年四月退休。為利星行有限公司非執行董事、新世界第一巴士服務有限公司獨立董事，及中國南方航空股份有限公司獨立非執行董事。

梁國權 #*，現年四十七歲，自二零零三年三月起出任公司董事，現亦擔任香港鐵路有限公司財務董事及太平地氈國際有限公司非執行董事。

唐子樑，現年三十七歲，自二零零六年五月起出任公司董事，亦為嘉道理父子有限公司董事、中華電力有限公司董事、香港商用航空中心有限公司副主席及太平地氈國際有限公司非執行董事。
代董事：米高嘉道理爵士

行政人員

施銘倫 +，現年三十四歲，於二零零六年五月獲委任為公司於中華人民共和國註冊成立的附屬公司廈門太古飛機工程有限公司的董事兼行政總裁。於一九九七年加入太古集團。

遲天孟，現年六十三歲，於一九六二年加入公司。一九九六年九月獲委任為公司於中華人民共和國註冊成立的附屬公司廈門太古飛機工程有限公司的董事兼營運總裁。

公司秘書

傅溢鴻 +，現年四十四歲，自二零零六年一月起出任公司秘書。於一九八八年加入太古集團。

Notes:
Member of the Audit Committee
* Member of the Remuneration Committee
+ Employee of the John Swire & Sons Limited group

附註：
審核委員會成員
* 薪酬委員會成員
+ 英國太古集團有限公司集團僱員

The Directors submit their report and the audited accounts for the year ended 31st December 2007, which are set out on pages 33 to 75. Details of the following items are set out in the accounts as follows:

董事局謹提呈截至二零零七年十二月三十一日止年度的報告書及經審核賬目。該等賬目詳列於第三十三頁至第七十五頁。有關下述各項內容的詳情按以下頁數載於賬目內：

				Page 頁數
Results 業績		Consolidated profit and loss account 綜合損益賬		33
Principal activities 主要業務		Note 1	附註1	38
Interest 利息		Note 8	附註8	43
Dividends 股息		Note 11	附註11	44
Fixed assets 固定資產		Note 13	附註13	45-46
Share capital 股本		Note 24	附註24	58
Reserves 儲備		Note 25	附註25	58
Commitments and contingencies 承擔及或有事項		Notes 29 and 30	附註29及30	61
Continuing connected transactions 持續關連交易		Note 31	附註31	62-63

Ten-year financial summary

A ten-year financial summary of the results and of the assets and liabilities of the Group is shown on pages 4 and 5.

十年財務概要

集團的業績、資產及負債十年財務概要載於第四頁及第五頁。

Donations

During the year the Company and its subsidiary companies made donations for charitable purposes totalling HK$5 million.

捐款

年內公司及其附屬公司的慈善捐款共達港幣五百萬元。

Agreement for services

The Company has an agreement for services with John Swire & Sons (H.K.) Limited ("JSSHK"), the particulars of which are set out in the section on continuing connected transactions.

As directors/employees of the John Swire & Sons Limited ("Swire") group, Charles Bremridge, Martin Cubbon, Davy Ho, Peter Johansen, Michelle Low, Christopher Pratt and Tony Tyler are interested in the JSSHK Services Agreement (as defined below) and in the case of Peter Johansen also as a shareholder.

Particulars of the fees paid and expenses reimbursed for the year ended 31st December 2007 are set out in note 31 to the accounts.

服務協議

公司與香港太古集團有限公司（「香港太古集團」）訂立一份服務協議，協議詳情載於有關持續關連交易的章節內。

彭勵志、郭鵬、何祖英、容漢新、劉美璇、白紀圖及湯彥麟作為英國太古集團有限公司（「太古」）集團董事/僱員，在香港太古集團服務協議（定義如下所述）中有利益關係，而容漢新同時亦為股東。

截至二零零七年十二月三十一日止年度的已付費用及代支費用於賬目附註31列述。

Major customers and suppliers (significant contracts)

63.4% of sales and 46.2% of purchases during the year were attributable to the Group's five largest customers and suppliers respectively. 38.7% of sales were made to the Group's largest customer, Cathay Pacific Airways Limited ("CX") and its wholly owned subsidiary Hong Kong Dragon Airlines Limited ("KA"), while 30.6% of purchases were from the largest supplier, Aero-Inventory (U.K.) Limited which is a wholly owned subsidiary of Aero Inventory plc.

In respect of the Company's transactions with CX and KA:

1. CX and its controlling shareholder Swire Pacific Limited are interested as substantial shareholders of the Company;
2. Charles Bremridge, J Robert Gibson and Michelle Low were interested as shareholders of CX;
3. Christopher Gibbs as employee of CX;
4. Martin Cubbon, Davy Ho and Christopher Pratt as directors of CX; and
5. Tony Tyler as shareholder of CX and as director of CX and KA.

Save as disclosed above, no Director, any of their associates or any shareholder who, to the knowledge of the Directors, owns more than 5% of the Company's issued share capital (other than in respect of CX) has an interest in the customers or suppliers disclosed above.

Continuing connected transactions

The Independent Non-Executive Directors, who are not interested in any connected transactions with the Group, have reviewed and confirmed that the continuing connected transactions as set out in note 31 to the accounts have been entered into by the Group:

(a) in the ordinary and usual course of business of the Group;

(b) either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Group than terms available to or from (as appropriate) independent third parties; and

(c) in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

主要顧客及供應(重要合約)

年內，集團的五大客戶及供應商分別佔公司銷售額百分之六十三點四及採購額百分之四十六點二。集團的最大客戶國泰航空有限公司(「國泰航空」)及其全資附屬公司港龍航空有限公司(「港龍航空」)佔公司銷售額百分之三十八點七，而百分之三十點六的採購額則來自最大供應商Aero-Inventory (U.K.) Limited，該公司乃Aero Inventory plc的全資附屬公司。

就公司與國泰航空及港龍航空的交易：

1. 國泰航空及其控股股東太古股份有限公司作為公司主要股東有利益關係；
2. 彭勵志、紀必信及劉美璇作為國泰航空股東有利益關係；
3. 簡柏基作為國泰航空僱員有利益關係；
4. 郭鵬、何祖英及白紀圖作為國泰航空董事有利益關係；及
5. 湯彥麟作為國泰航空股東以及國泰航空與港龍航空董事有利益關係。

除上述所披露外，各董事、其聯繫人士或任何據董事局所知擁有逾百分之五公司已發行股本的股東(國泰航空除外)，均無持有在上文披露的客戶或供應商的權益。

持續關連交易

在集團進行的關連交易中並無任何利益關係的獨立非常務董事，已審核並確認賬目附註31列述的持續關連交易乃集團按以下原則訂立：

(a) 該等交易為集團的日常業務；

(b) 該等交易按照一般商務條款進行，或若可供比較的交易不足以判斷該等交易的條款是否屬一般商務條款，則對集團而言，該等交易的條款不遜於獨立第三者可取得或提供(視屬何情況而定)的條款；及

(c) 該等交易是根據有關協議的條款而進行，交易條款乃公平合理，並且符合公司股東的整體利益。

The Auditors of the Company have also reviewed these transactions and confirmed to the Board that:

(a) they have been approved by the Board of the Company;
(b) they are in accordance with the pricing policies of the Group (if the transactions involve provision of goods or services by the Group);
(c) they have been entered into in accordance with the relevant agreements governing the transactions; and
(d) they have not exceeded the relevant annual caps disclosed in previous announcements.

Directors

The names of the present Directors are listed on pages 23 to 25. Michelle Low was appointed on 6th March 2007. All the remaining Directors served throughout the year and still hold office at the date of this report. J Robert Gibson served as a Director until his resignation with effect from 7th March 2007.

The Hon. Sir Michael Kadoorie served as Alternate Director to David Tong during the year.

Article 93 of the Company's Articles of Association provides for all Directors to retire at the third Annual General Meeting following their election by ordinary resolution. In accordance therewith Robert Adams, Charles Bremridge and Mark Hayman retire at the forthcoming Annual General Meeting of the Company and, being eligible, offer themselves for re-election. J.S. Dickson Leach also retires in accordance with Article 93 but does not offer himself for re-election.

Each of the Directors has entered into a letter of appointment, which constitutes a service contract, with the Company for a term of up to three years until his retirement under Article 91 or Article 93 of the Articles of Association of the Company, which will be renewed for a term of three years upon each election/re-election. No Director has a service contract with the Company that is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

Fees totalling HK$0.7 million were paid to the Independent Non-Executive Directors during the year; they received no other emoluments from the Company or any of its subsidiary companies.

公司核數師亦已審核該等交易，並向董事局確認：

(a) 該等交易已獲得公司董事局批准；
(b) 該等交易乃按照集團的定價政策而進行（如交易涉及由集團提供貨品及服務）；
(c) 該等交易乃根據規限有關交易的協議而進行；及
(d) 該等交易並無超逾之前刊發的公告所披露的有關年度上限。

董事

現任董事的姓名列於第二十三頁至第二十五頁。劉美璇於二零零七年三月六日獲委任。其餘所有董事皆於年內全年任職，並於本報告書公佈的日期仍然在任。紀必信出任董事直至二零零七年三月七日退任生效為止。

米高嘉道理爵士於本年內出任唐子樑代董事。

根據公司章程第93條，所有董事在通過普通決議案獲選後，均須於第三屆股東週年大會上告退。根據上述規定，羅安達、彭勵志及馬海文於公司即將召開的股東週年大會告退，但因符合資格均願意候選連任。李德信亦根據公司章程第93條告退，但不再候選連任。

各董事均與公司訂有一份聘書，該聘書構成服務合約，合約年期最多為三年，直至有關董事根據公司章程第91或93條退任為止，屆時可通過選舉/重選按次續約三年。各董事均無與公司訂有不可由僱主免付賠償金（法定的賠償金除外）而於一年內終止的服務合約。

年內支付予獨立非常務董事的袍金總計港幣七十萬元；他們並無自公司或其任何附屬公司收取其他酬金。

Directors' interests

At 31st December 2007, the register maintained under Section 352 of the Securities and Futures Ordinance ("SFO") showed that the following Directors held beneficial interests in the shares of Hong Kong Aircraft Engineering Company Limited and Taikoo (Xiamen) Aircraft Engineering Company Limited, its associated corporation (within the meaning of Part XV of the SFO):

董事權益

於二零零七年十二月三十一日，根據證券及期貨條例第352條須設立的名冊內所登記，董事在香港飛機工程有限公司及其相聯法團（定義見證券及期貨條例第XV部）廈門太古飛機工程有限公司的股份中持有以下實益：

Hong Kong Aircraft Engineering Company Limited 香港飛機工程有限公司	Capacity 持有身份	No. of shares 股份數目	Percentage of issued capital (%) 佔已發行股本百分比(%)	Note 附註
The Hon. Sir Michael Kadoorie (Alternate Director) 米高嘉道理爵士(代董事)	Trust 信託	3,782,886	2.27	1
J. S. Dickson Leach 李德信	Trust 信託	84,800	0.05	2
D. C. L. Tong 唐子樑	Personal/Trust 個人/信託	104,800	0.06	3

Taikoo (Xiamen) Aircraft Engineering Company Limited 廈門太古飛機工程有限公司	Capacity 持有身份	Percentage of issued capital (%) 佔已發行股本百分比(%)	Note 附註
P. K. Chan 陳炳傑	Controlled corporation 受控法團	2.00	4

Notes

1. *The Hon. Sir Michael Kadoorie is one of the beneficiaries and the founder of a discretionary trust which ultimately holds these shares.*
2. *J.S. Dickson Leach is one of the beneficiaries and the founder of a discretionary trust which ultimately holds these shares.*
3. *D.C.L. Tong is interested personally in 20,000 shares of the Company. In addition, he is deemed to be interested in 84,800 shares in his capacity as a trustee of the discretionary trust referred to in Note 2 above. Those 84,800 shares are therefore duplicated in the trust interest of J.S. Dickson Leach. D.C.L. Tong does not have any beneficial interest in those shares.*
4. *The shares are held by Kin Kuen Development Company Limited in which P.K. Chan holds a 30% interest.*

附註

1. *米高嘉道理爵士是最終持有此等股份的酌情信託的其中一位受益人及創立人。*
2. *李德信是最終持有此等股份的酌情信託的其中一位受益人及創立人。*
3. *唐子樑個人持有公司20,000股股份權益。此外，他被視作以上述附註2所提及酌情信託受託人的身份持有84,800股股份權益。因此，該84,800股股份在李德信的信託權益重複。唐子樑在該等股份中並無任何實益。*
4. *股份由陳炳傑持有三成權益的建群發展有限公司持有。*

Other than as stated above, no Director or Chief Executive of the Company had any interest or short position, whether beneficial or non-beneficial, in the shares or underlying shares and debentures of the Company or any of its associated corporations, if any (within the meaning of Part XV of the SFO).

除上述外，公司的董事或行政總裁並無在公司或其任何相聯法團（如有，定義見證券及期貨條例第XV部）的股份或相關股份及債券中擁有任何實益或非實益的權益或淡倉。

Neither during nor prior to the year under review has any right been granted to, or exercised by, any Director of the Company, or to or by the spouse or minor child of any Director, to subscribe for shares, warrants or debentures of the Company.

在本年度內或之前，公司的任何董事或其配偶或未成年子女並無獲授權或行使權利，以認購公司股份、認股權證或債券。

At no time during the year did any Director, other than as stated in this report, have a beneficial interest, whether directly or indirectly, in a contract to which the Company, or any of its associated corporations was a party, which was of significance and in which the Director's interest was material.

在本年度任何期間內，除在此報告內所述外，公司或其任何相聯法團所簽訂的重要合約，概無董事在其中直接或間接擁有重大實益。

At no time during the year was the Company, or any of its associated corporations, a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

在本年度任何期間內，公司或其任何相聯法團，概無任何安排使公司董事得以購買公司或其他法人團體的股份或債券而獲得利益。

Directors' interests in competing business

None of the Directors and their respective associates has any competing interests which need to be disclosed pursuant to Rule 8.10 of the Listing Rules.

董事於競爭性業務的權益

公司的董事及其各自的聯繫人士並無在任何競爭性業務中，擁有根據上市規則第8.10條規定須予披露的權益。

Substantial shareholders' and other interests

The register of interests in shares and short positions maintained under Section 336 of the SFO shows that at 31st December 2007 the Company had been notified of the following interests in the shares of the Company held by substantial shareholders and other persons:

主要股東權益及其他權益

根據證券及期貨條例第336條須設立的股份及淡倉權益名冊所載，於二零零七年十二月三十一日，公司已獲主要股東及其他人等通知於公司的股份持有以下權益：

	Number of shares 股份數目	Percentage of issued capital (%) 已發行股本百分比（%）	Type of interest (notes) 權益類別（附註）
1. Cathay Pacific Airways Limited 國泰航空有限公司	45,649,686	27.45	Beneficial owner 實益擁有人
2. Swire Pacific Limited 太古股份有限公司	100,200,303	60.24	Beneficial owner and attributable interest[1] 實益擁有人及應佔權益[1]
3. John Swire & Sons Limited 英國太古集團有限公司	100,200,303	60.24	Attributable interest[2] 應佔權益[2]

Notes: At 31st December 2007:

(1) Swire Pacific Limited was interested in 54,550,617 shares of the Company as beneficial owner and was also deemed to be interested in the 45,649,686 shares of the Company directly held by Cathay Pacific Airways Limited by virtue of Swire Pacific Limited's approximately 39.91% interest in Cathay Pacific Airways Limited;

(2) John Swire & Sons Limited ("Swire") and its wholly owned subsidiary JSSHK are deemed to be interested in the 100,200,303 shares of the Company, in which Swire Pacific Limited was interested, by virtue of the Swire group's direct or indirect interests in shares of Swire Pacific Limited representing approximately 35.74% of the issued share capital and approximately 55.43% of the voting rights.

附註：於二零零七年十二月三十一日：

(1) 太古股份有限公司作為實益擁有人持有公司54,550,617股股份權益，亦因太古股份有限公司擁有國泰航空有限公司約39.91%權益，而被視作持有公司45,649,686股直接由國泰航空有限公司持有的股份權益；

(2) 因英國太古集團有限公司（「太古」）集團直接或間接擁有太古股份有限公司股份權益，即約35.74%已發行股本及約55.43%投票權，而太古股份有限公司擁有公司權益，太古及其全資附屬公司香港太古集團被視作持有公司 100,200,303股股份權益。

Auditors

A resolution for the re-appointment of PricewaterhouseCoopers as Auditors of the Company is to be proposed at the forthcoming Annual General Meeting.

核數師

在即將舉行的股東週年大會上，將動議通過再聘請羅兵咸永道會計師事務所為公司核數師的決議案。

By order of the Board

Christopher Pratt

Chairman

Hong Kong, 4th March 2008

承董事局命

主席

白紀圖

香港，二零零八年三月四日

To the shareholders of Hong Kong Aircraft Engineering Company Limited
(incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of Hong Kong Aircraft Engineering Company Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 33 to 75, which comprise the consolidated and Company balance sheets as at 31st December 2007, and the consolidated profit and loss account, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants, and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31st December 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 4th March 2008

致香港飛機工程有限公司股東
(於香港註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審核列載於第三十三至七十五頁香港飛機工程有限公司(「貴公司」)及其附屬公司(以下合稱「貴集團」)的綜合財務報表,此綜合財務報表包括於二零零七年十二月三十一日的綜合及公司資產負債表與截至該日止年度的綜合損益賬、綜合權益變動表和綜合現金流量表,以及主要會計政策概要及其他附註解釋。

董事就財務報表須承擔的責任

貴公司董事須負責根據香港會計師公會頒佈的香港財務報告準則及香港《公司條例》編製及真實而公平地列報該等綜合財務報表。這責任包括設計、實施及維護與編製及真實而公平地列報財務報表相關的內部控制,以使財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述;選擇和應用適當的會計政策;及按情況下作出合理的會計估計。

核數師的責任

我們的責任是根據我們的審核對該等綜合財務報表作出意見,並按照香港《公司條例》第141條僅向整體股東報告,除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

我們已根據香港會計師公會頒佈的香港審計準則進行審核。這些準則要求我們遵守道德規範,並規劃及執行審核,以合理確定此等財務報表是否不存有任何重大錯誤陳述。

審核涉及執行程序以獲取有關財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷,包括評估由於欺詐或錯誤而導致財務報表存有重大錯誤陳述的風險。在評估該等風險時,核數師考慮與該公司編製及真實而公平地列報財務報表相關的內部控制,以設計適當的審核程序,但並非為對公司的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性,以及評價財務報表的整體列報方式。

我們相信,我們所獲得的審核憑證是充足和適當地為我們的審核意見提供基礎。

意見

我們認為,該等綜合財務報表已根據香港財務報告準則真實而公平地反映貴公司及貴集團於二零零七年十二月三十一日的事務狀況及貴集團截至該日止年度的利潤及現金流量,並已按照香港《公司條例》妥為編製。

羅兵咸永道會計師事務所
執業會計師

香港,二零零八年三月四日

CONSOLIDATED PROFIT AND LOSS ACCOUNT

綜合損益賬

for the year ended 31st December 2007 截至二零零七年十二月三十一日止年度

(in HK$ Million)	Note 附註	2007	2006	*(港幣百萬元)*
Turnover		**4,619**	3,844	營業總額
Operating expenses:				營業開支：
Staff remuneration and benefits	5	**(1,833)**	(1,676)	職員薪酬及福利
Cost of direct material and job expenses		**(1,160)**	(865)	直接材料費用及工作開支
Depreciation and amortisation	13	**(258)**	(229)	折舊及攤銷
Insurance and utilities		**(90)**	(83)	保險及公用開支
Operating lease rentals – land and buildings		**(82)**	(64)	營業租賃租金 — 土地及樓宇
Repairs and maintenance		**(136)**	(99)	修理及維修
Other operating expenses		**(112)**	(79)	其他營業開支
		(3,671)	(3,095)	
Other gains – net	7	**31**	–	其他盈利 — 淨額
Operating profit		**979**	749	營業溢利
Net finance income	8	**21**	30	財務收入淨額
Net operating profit		**1,000**	779	營業淨溢利
Share of after-tax results of jointly controlled companies	15	**399**	330	應佔共控公司除稅後業績
Profit before taxation		**1,399**	1,109	除稅前溢利
Taxation	9	**(84)**	(81)	稅項
Profit for the year		**1,315**	1,028	本年溢利
Attributable to:				應佔：
The Company's shareholders	10	**1,073**	847	公司股東
Minority interests		**242**	181	少數股東權益
		1,315	1,028	
Dividends				股息
Interim – paid		**146**	108	中期 — 已付
Special – paid		**–**	416	特別 — 已付
Final – proposed		**366**	266	末期 — 擬派
	11	**512**	790	
Earnings per share attributable to the Company's shareholders (basic and diluted)	12	**HK$6.45**	HK$5.09	公司股東應佔每股盈利(基本及攤薄)

The notes on pages 38 to 64 and the principal accounting policies on pages 65 to 75 form part of these accounts.

由第三十八頁至第六十四頁的附註及由第六十五頁至第七十五頁的主要會計政策均屬此賬目的一部分。

CONSOLIDATED BALANCE SHEET

綜合資產負債表

at 31st December 2007 二零零七年十二月三十一日結算

(in HK$ Million)	Note 附註	2007	2006	(港幣百萬元)
ASSETS AND LIABILITIES				**資產及負債**
Non-current assets				**非流動資產**
Property, plant and equipment	13	**3,397**	2,988	物業、廠房及設備
Leasehold land and land use rights	13	**238**	204	租賃土地及土地使用權
Intangible assets	13	**2**	4	無形資產
Jointly controlled companies	15	**801**	698	共控公司
Retirement benefit assets	17	**168**	157	退休金資產
Deferred tax assets	18	**8**	12	遞延税項資產
Derivative financial instruments	19	**102**	–	衍生金融工具
		4,716	4,063	
Current assets				**流動資產**
Stocks of aircraft parts	20	**103**	93	飛機零件存貨
Work in progress	20	**190**	167	未完工程
Trade and other receivables	21	**685**	500	貿易及其他應收款項
Staff loans		**–**	5	員工貸款
Derivative financial instruments	19	**59**	4	衍生金融工具
Deposits and bank balances	28(b)	**876**	898	存款及銀行結存
		1,913	1,667	
Current liabilities				**流動負債**
Trade and other payables	22	**1,017**	959	貿易及其他應付款項
Taxation		**58**	22	税項
Short-term loans	23	**109**	64	短期貸款
		1,184	1,045	
Net current assets		**729**	622	**流動資產淨值**
Total assets less current liabilities		**5,445**	4,685	**資產總值減流動負債**
Non-current liabilities				**非流動負債**
Receipt in advance	27	**101**	112	預收款項
Deferred tax liabilities	18	**226**	226	遞延税項負債
Other payables	22	**224**	–	其他應付款項
		551	338	
NET ASSETS		**4,894**	4,347	**資產淨值**
Equity attributable to the Company's shareholders				**公司股東應佔權益**
Share capital	24	**166**	166	股本
Reserves	25	**4,243**	3,499	儲備
		4,409	3,665	
Minority interests	26	**485**	682	**少數股東權益**
TOTAL EQUITY		**4,894**	4,347	**權益總額**

The financial statements have been approved by the Board of Directors and signed on their behalf by:

Christopher Pratt

Dinty Dickson Leach

Directors

財務報表已由董事局通過，並由下述人士代表董事局簽署：

董事

白紀圖

李德信

Hong Kong, 4th March 2008

香港，二零零八年三月四日

The notes on pages 38 to 64 and the principal accounting policies on pages 65 to 75 form part of these accounts.

由第三十八頁至第六十四頁的附註及由第六十五頁至第七十五頁的主要會計政策均屬此賬目的一部分。

COMPANY BALANCE SHEET

公司資產負債表

at 31st December 2007 二零零七年十二月三十一日結算

(in HK$ Million)	Note 附註	2007	2006	(港幣百萬元)
ASSETS AND LIABILITIES				**資產及負債**
Non-current assets				**非流動資產**
Property, plant and equipment	13	**2,028**	1,922	物業、廠房及設備
Leasehold land	13	**17**	17	租賃土地
Intangible assets	13	**2**	4	無形資產
Subsidiary companies	14	**364**	296	附屬公司
Jointly controlled companies	15	**64**	61	共控公司
Retirement benefit assets	17	**168**	157	退休金資產
Dividend receivable		**291**	–	應收股息
		2,934	2,457	
Current assets				**流動資產**
Stocks of aircraft parts	20	**52**	39	飛機零件存貨
Work in progress	20	**88**	63	未完工程
Trade and other receivables	21	**598**	439	貿易及其他應收款項
Staff loans		**–**	5	員工貸款
Dividend receivable		**88**	88	應收股息
Deposits and bank balances		**712**	369	存款及銀行結存
		1,538	1,003	
Current liabilities				**流動負債**
Trade and other payables	22	**624**	599	貿易及其他應付款項
Taxation		**58**	22	税項
		682	621	
Net current assets		**856**	382	**流動資產淨值**
Total assets less current liabilities		**3,790**	2,839	**資產總值減流動負債**
Non-current liabilities				**非流動負債**
Receipt in advance	27	**101**	112	預收款項
Deferred tax liabilities	18	**213**	226	遞延税項負債
		314	338	
NET ASSETS		**3,476**	2,501	**資產淨值**
Equity attributable to the Company's shareholders				**公司股東應佔權益**
Share capital	24	**166**	166	股本
Reserves	25	**3,310**	2,335	儲備
TOTAL EQUITY		**3,476**	2,501	**權益總額**

The financial statements have been approved by the Board of Directors and signed on their behalf by:

Christopher Pratt

Dinty Dickson Leach

Directors

財務報表已由董事局通過，並由下述人士代表董事局簽署：

董事

白紀圖

李德信

Hong Kong, 4th March 2008

香港，二零零八年三月四日

The notes on pages 38 to 64 and the principal accounting policies on pages 65 to 75 form part of these accounts.

由第三十八頁至第六十四頁的附註及由第六十五頁至第七十五頁的主要會計政策均屬此賬目的一部分。

CONSOLIDATED CASH FLOW STATEMENT

綜合現金流量表

for the year ended 31st December 2007 *截至二零零七年十二月三十一日止年度*

	Note 附註	2007	2006	
(in HK$ Million)				*(港幣百萬元)*
Operating activities				**營運業務**
Cash generated from operations	*28(a)*	**1,070**	1,089	營業產生的現金
Interest paid		**(5)**	(3)	已付利息
Interest received		**27**	34	已收利息
Taxation paid		**(68)**	(57)	已付稅項
Net cash generated from operating activities		**1,024**	1,063	**營業產生的現金淨額**
Investing activities				**投資業務**
Purchase of property, plant and equipment		**(760)**	(690)	購買物業、廠房及設備
Sale of property, plant and equipment		**23**	2	出售物業、廠房及設備
Acquisition of additional interest in a subsidiary company		**–**	(27)	購入附屬公司額外權益
Acquisition of a subsidiary company	*28(c)*	**6**	–	購入附屬公司
Additional capital contribution to a jointly controlled company		**(15)**	(17)	共控公司額外注資
Loans repaid by staff		**5**	–	僱員償還借款
Loans repaid by a jointly controlled company		**–**	6	共控公司償還借款
Loans advanced to a jointly controlled company		**(11)**	–	予共控公司借款
Dividends received from jointly controlled companies		**313**	315	已收共控公司股息
Net decrease/(increase) in short-term deposits other than cash and cash equivalents		**258**	(186)	除現金及現金等價物外的短期存款減少/(增加)淨額
Net cash used in investing activities		**(181)**	(597)	**投資業務所用的現金淨額**
Net cash inflow before financing activities		**843**	466	**融資業務前的現金流入淨額**
Financing activities				**融資業務**
Capital contribution from minority interests		**47**	–	少數股東注資
Borrowing of short-term loans		**45**	46	借入短期貸款
Dividends paid to the Company's shareholders		**(412)**	(707)	已付予公司股東的股息
Dividends paid to the minority interests		**(288)**	–	已付予少數股東的股息
Net cash used in financing activities		**(608)**	(661)	**融資業務所用的現金淨額**
Net increase/(decrease) in cash and cash equivalents		**235**	(195)	**現金及現金等價物增加/(減少)淨額**
Cash and cash equivalents at 1st January		**623**	809	一月一日結算的現金及現金等價物
Translation adjustment		**1**	9	匯兌調整
Cash and cash equivalents at 31st December	*28(b)*	**859**	623	**十二月三十一日結算的現金及現金等價物**

The notes on pages 38 to 64 and the principal accounting policies on pages 65 to 75 form part of these accounts.

由第三十八頁至第六十四頁的附註及由第六十五頁至第七十五頁的主要會計政策均屬此賬目的一部分。

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

綜合權益變動表

for the year ended 31st December 2007 截至二零零七年十二月三十一日止年度

(in HK$ Million)	**2007**	2006	*(港幣百萬元)*
Total equity at 1st January	**4,347**	4,098	一月一日結算的權益總額
Changes in cash flow hedges			現金流量對沖變動
- recognised during the year	**165**	4	一 於本年內確認
- deferred tax recognised	**(13)**	-	一 已確認遞延稅項
Exchange differences	**3**	18	匯兌差額
Net income recognised directly in equity	**155**	22	直接於權益確認的收入淨額
Profit for the year	**1,315**	1,028	本年溢利
Total recognised income for the year	**1,470**	1,050	本年已確認收入總額
Changes in cash flow hedges			現金流量對沖變動
- transferred to profit and loss account	**(12)**	-	一 轉撥至損益賬
Dividends paid to the Company's shareholders	**(412)**	(707)	已付予公司股東的股息
Dividends paid and payable to minority interests	**(546)**	(68)	已付及應付予少數股東權益的股息
Acquisition of minority interests in a subsidiary company	**-**	(26)	購入附屬公司少數權益
Minority interests arising on new subsidiary companies	**47**	-	新附屬公司產生的少數股東權益
Total equity at 31st December	**4,894**	4,347	十二月三十一日結算的權益總額
Total recognised income for the year attributable to:			應佔本年已確認收入總額：
The Company's shareholders	**1,163**	860	公司股東
Minority interests	**307**	190	少數股東權益
	1,470	1,050	

The notes on pages 38 to 64 and the principal accounting policies on pages 65 to 75 form part of these accounts.

由第三十八頁至第六十四頁的附註及由第六十五頁至第七十五頁的主要會計政策均屬此賬目的一部分。

1. Principal activities

The Hong Kong Aircraft Engineering Company Limited Group is primarily engaged in the business of commercial aircraft overhaul, modification and maintenance in Hong Kong and Mainland China. It does not have other significant activity so no further business segmental information has been reported. A geographical segment analysis of the Group's financial information is provided under note 4.

The principal activities of the Group's subsidiary and jointly controlled companies are set out on page 64. Financial summaries of the jointly controlled companies are provided under note 15.

2. Financial risk management

(a) Financial risk factors

The Group's activities are exposed to a variety of financial risks: including foreign exchange risk, interest rate risk, credit risk and liquidity risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments to hedge certain risk exposures, principally foreign exchange risk using forward contracts. It is the Group's policy not to enter into derivative transactions for speculative purposes.

(i) Foreign exchange risk

The Group is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar and Renminbi. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations that are denominated in a currency that is not the entity's functional currency.

The Group Treasury's risk management policy is to hedge not more than 100% of anticipated cash flows (mainly in operating and capital expenditure) in each major foreign currency for the subsequent 36 months, provided that the cost of the foreign exchange forward or derivative contract is not prohibitively expensive in comparison to the underlying exposure.

At 31st December 2007, if the HK dollar had weakened/strengthened by 5% against the Renminbi with all other variables held constant, total equity would have been HK$29 million (2006: HK$33 million) higher/lower, arising mainly from the movement in cash flow hedge reserve caused by fair value changes on the deriative financial instruments.

(ii) Interest rate risk

As the Group has no significant interest-bearing assets and liabilities, the Group's income and operating cash flows are substantially independent of changes in market interest rates.

1. 主要業務

香港飛機工程有限公司集團主要在香港及中國內地從事商用飛機大修、改裝及維修業務。由於並無其他主要業務，因此並無報告進一步的業績分項資料。集團財務資料的地區分項分析於附註4列述。

集團的附屬及共控公司的主要業務於第六十四頁列述。共控公司的財務概要則於附註15列述。

2. 財務風險管理

(a) 財務風險因素

集團業務須承受不同的財務風險：包括外匯風險、利率風險、信貸風險及流動資金風險。集團的整體風險管理計劃，集中針對金融市場不可預測的特性，並致力將風險對集團財務表現所造成的潛在不利影響減至最低。集團採用衍生金融工具對沖須承受的若干風險，主要是採用遠期合約對沖外匯風險。集團的政策是不作投機性的衍生工具交易。

(i) 外匯風險

集團須承受多種外幣所產生的外匯風險，尤以美元及人民幣為甚。外匯風險來自以非企業功能貨幣的貨幣計值的未來商業交易、確認資產與負債，及海外業務的投資淨額。

假若遠期或衍生外匯合約的成本與基本風險比較時並非異常高昂，集團庫務部的風險管理政策是為對每種主要外幣隨後三十六個月的預期現金流量 (主要為營業及資本開支) 作不多於百分之一百對沖。

在二零零七年十二月三十一日，如港元兑人民幣疲弱/加強百分之五，而所有其他可變因素保持不變，則權益總額增加/減少港幣二千九百萬元(二零零六年為港幣三千三百萬元)，主要原因是衍生金融工具公平值變化導致現金流量對沖儲備出現變動。

(ii) 利率風險

由於集團並無重大的帶息資產及負債，其收入及營業現金流量大部份不受市場利率變動影響。

(iii) Credit risk

Credit risk is managed on group basis. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. For banks and financial institutions, generally only independently rated parties with a rating not lower than 'A' are accepted. The Group has policies in place to evaluate credit risk when accepting new business and limit its credit exposure to any individual customer.

(iii) 信貸風險

信貸風險以集團為基礎進行管理。信貸風險來自現金及現金等價物、衍生金融工具及銀行和財務機構存款，以及客戶所構成的信貸風險，包括未付的應收款項及已承擔的交易。集團一般只接受獨立評級不低於「A」的銀行及財務機構。集團已制定政策，在接受新業務時評估信貸風險，並限制任何個別客戶所構成的信貸風險程度。

(iv) Liquidity risk

The Group maintains sufficient cash and adequate undrawn committed revolving credit facilities to reduce liquidity risk and to allow for flexibility in meeting funding requirements.

Management monitors rolling forecasts of the Group's liquidity reserve (comprising undrawn borrowing facilities and cash and cash equivalents) on the basis of expected cash flow.

(iv) 流動資金風險

集團維持充足的現金及足夠的未動用已承擔循環信貸安排，以減低流動資金風險及在符合融資需求時給予靈活性。

管理層按預期現金流量釐定監察集團流動資金儲備（包括未動用借貸安排以及現金及現金等價物）的滾動預測。

(b) Capital risk management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total equity. Net debt is calculated as total borrowings (including 'current and non-current borrowings' as shown in the consolidated balance sheet) less deposits and bank balances. Total equity is calculated as 'equity attributable to the Company's shareholders' plus 'minority interests' as shown in the consolidated balance sheet. The Group has no net debt during the year.

(b) 資本風險管理

集團管理資金的目標，是保障集團能繼續營運，從而為股東提供回報並同時兼顧其他利益相關者的利益，及維持最佳的資本結構以減低資金成本。

集團按資本淨負債比率監控資本。該比率是以債務淨額除以權益總額。債務淨額是以借款總額（包括綜合資產負債表所示的「流動及非流動借款」）減現存款及銀行結餘。權益總額則以綜合資產負債表所示的「公司股東應佔權益」加「少數股東權益」。年內集團並無債務淨額。

(c) Fair value estimation

The fair value of financial instruments traded in active markets (such as trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of forward foreign exchange contracts is determined using quoted forward exchange rates at the balance sheet date.

(c) 公平值估算

於活躍市場上交易的金融工具（如買賣及可供出售證券），其公平值是按資產負債表結算日的市場報價計算。集團持有的財務資產以現行買盤價作為市場報價。

並非於活躍市場上交易的金融工具（如場外衍生工具），其公平值是以估值方法來釐定。集團採用一系列方法，以資產負債表結算日的市場情況為基礎作出假設。其他估值法（如預計現金流量貼現法）用於其餘金融工具的公平值釐定。遠期外匯合約的公平值則採用資產負債表結算日的遠期市場匯率釐定。

The carrying value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

貿易應收款項及應付款項的賬面值減預計信貸調整被假設為與其公平值相若。作為披露目的，財務負債的公平值是根據集團同類金融工具的現行市場利率對未來合約現金流量貼現而估算。

3. Critical accounting estimates and judgements

The Group makes estimates and assumptions as appropriate in the preparation of the accounts. These estimates are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances and will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant effect on the carrying amounts of assets and liabilities are discussed below:

(a) Impairment of assets

The Group tests at least annually whether goodwill and other assets that have indefinite useful lives have suffered any impairment. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset exceeds its recoverable amount. The recoverable amount of an asset or a cash-generating unit has been determined based on value-in-use calculations. These calculations require the use of estimates.

(b) Income taxes

The Group is subject to income taxes in various jurisdictions. Judgement is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

3. 重要會計估算及判斷

集團在編製賬目的過程中於適當時作出估算及假設。此等估算乃根據過往經驗及其他因素而作出，其他因素包括在該等情況下對未來事項相信為合理的期望，而按定義對未來事項的期望很少與相關的實際結果相等。對資產及負債賬面值有重要影響的估算及假設如下論述：

(a) 資產減值

集團至少每年對商譽及其他可用壽命無盡的資產作測試，以確定是否出現減值。其他資產則在情況或環境變化顯示其賬面值超出其可收回數額時作減值檢討。資產或現金產生單位的可收回數額根據使用價值計算方法釐定。該等計算方法需要作出估算。

(b) 所得稅

集團須在多個司法管轄區繳付所得稅。在釐定所得稅撥備時，需要作出判斷。在日常業務過程中，許多交易及釐定最終稅項的計算方法未能確定。倘最終稅項結果與初始記錄數額不同，則有關差額將會在作出決定期間影響所得稅及遞延所得稅撥備。

4. Segment information

4. 分項資料

Reporting by geographical segment for the year ended 31st December:

截至十二月三十一日止年度按地區分項報告：

	Operating principally in Hong Kong 主要於香港營運		Operating in Mainland China 於中國內地營運		Inter-segment elimination 分項之間抵銷		Total 總計		
	2007	2006	2007	2006	2007	2006	2007	2006	
(in HK$ Million)									*(港幣百萬元)*
Turnover	**3,022**	2,414	**1,597**	1,430	**–**	–	**4,619**	3,844	營業總額
Inter-segment sales	**84**	88	**4**	3	**(88)**	(91)	**–**	–	分項之間銷售額
	3,106	2,502	**1,601**	1,433	**(88)**	(91)	**4,619**	3,844	
Operating profit	**414**	317	**565**	432			**979**	749	營業溢利
Net finance income	**11**	26	**10**	4			**21**	30	財務收入淨額
Share of after-tax results of jointly controlled companies	**363**	303	**36**	27			**399**	330	應佔共控公司除稅後業績
Profit before taxation	**788**	646	**611**	463			**1,399**	1,109	除稅前溢利
Profit for the year	**746**	608	**569**	420			**1,315**	1,028	本年溢利
Profit attributable to the Company's shareholders	**746**	608	**327**	239			**1,073**	847	公司股東應佔溢利
Capital expenditure	**294**	498	**439**	287			**733**	785	資本性開支
Depreciation	**140**	105	**111**	116			**251**	221	折舊
Amortisation	**2**	3	**5**	5			**7**	8	攤銷
Impairment of stocks – provision	**–**	3	**18**	7			**18**	10	存貨減值 — 準備
Auditors' remuneration – statutory audit fees	**1**	1	**–**	–			**1**	1	核數師酬金 — 法定核數費用

Analysis of net assets and equity of the Group by geographical segment at 31st December:

十二月三十一日結算集團按地區分項資產淨值及權益的分析：

	Operating principally in Hong Kong 主要於香港營運		Operating in Mainland China 於中國內地營運		Inter-segment elimination 分項之間抵銷		Total 總計		
	2007	2006	2007	2006	2007	2006	2007	2006	
(in HK$ Million)									*(港幣百萬元)*
Segment assets	**3,357**	2,675	**2,041**	1,580	**(454)**	(133)	**4,944**	4,122	分項資產
Jointly controlled companies	**648**	579	**153**	119	**–**	–	**801**	698	共控公司
Deferred tax assets	**–**	–	**8**	12	**–**	–	**8**	12	遞延稅項資產
Deposit and bank balances	**729**	383	**147**	515	**–**	–	**876**	898	存款及銀行結餘
Total assets	**4,734**	3,637	**2,349**	2,226	**(454)**	(133)	**6,629**	5,730	資產總值
Segment liabilities	**750**	650	**1,046**	553	**(454)**	(133)	**1,342**	1,070	分項負債
Deferred tax liabilities and taxation	**271**	249	**13**	–	**–**	–	**284**	249	遞延稅項負債及稅項
Short-term loans	**–**	–	**109**	64	**–**	–	**109**	64	短期貸款
Total liabilities	**1,021**	899	**1,168**	617	**(454)**	(133)	**1,735**	1,383	負債總額
Net assets	**3,713**	2,738	**1,181**	1,609	**–**	–	**4,894**	4,347	資產淨值
Equity attributable to the Company's shareholders	**3,707**	2,732	**702**	933	**–**	–	**4,409**	3,665	公司股東應佔權益
Minority interests	**6**	6	**479**	676	**–**	–	**485**	682	少數股東權益
Total equity	**3,713**	2,738	**1,181**	1,609	**–**	–	**4,894**	4,347	權益總額

5. Staff remuneration and benefits

Total staff remuneration and benefits including pension scheme contributions, salaries, allowances, benefits in kind and staff benefit administration costs for 2007 amounted to HK$1,833 million (2006: HK$1,676 million). Of the five highest paid employees, four (2006: four) were Directors and one (2006: one) was an Executive Officer. Details of their remuneration are given in note 6.

5. 職員薪酬及福利

二零零七年包括退休金計劃供款、薪金、津貼、實物利益及職員福利行政成本的職員薪酬及福利總額達港幣十八億三千三百萬元(二零零六年為港幣十六億七千六百萬元)。五名最高薪職員中，四名(二零零六年為四名)為董事，一名(二零零六年為一名)為行政人員。其酬金於附註6列述。

6. Directors' and executive officers' remuneration

Total number of Directors who served during the year was seventeen (2006: seventeen) and total number of Executive Officers who served during the year was two (2006: two). Their remuneration was as follows:

6. 董事及行政人員酬金

年內在任董事數目總計為十七人(二零零六年為十七人)，而年內在任行政人員數目總計則為二人(二零零六年為二人)。其酬金如下：

	Group 集團								
	Cash 現金			Non Cash 非現金			Total 總計		
	Basic salary/ Directors' fees[a] 基本薪金/ 董事袍金[a]	Bonus[b] 花紅[b]	Allowances and benefits 津貼及其它福利	Retirement schemes contributions 退休計劃供款	Bonus paid to retirement benefits 計入退休計劃的花紅	Housing & other benefits 房屋及其他福利	2007	2006	
(in HK$ Thousand)									*(港幣千元)*
Executive Directors:									**常務董事：**
Christopher Pratt *(from 9th August 2006)*	406	365	19	71	104	363	1,328	288	白紀圖 *(由二零零六年八月九日起)*
Chan Ping Kit	3,072	3,748	1,140	12	–	14	7,986	7,311	陳炳傑
Charles Bremridge	1,320	889	437	231	657	1,745	5,279	4,904	彭勵志
J Robert Gibson *(to 6th March 2007)*	289	1,280	221	–	–	–	1,790	3,247	紀必信 *(至二零零七年三月六日)*
Mark Hayman	1,637	1,055	955	–	–	20	3,667	3,593	馬海文
Michelle Low *(from 6th March 2007)*	1,096	–	472	–	–	46	1,614	–	劉美璇 *(由二零零七年三月六日起)*
Ashokumar Sathianathan *(from 10th May 2006)*	1,450	926	701	6	–	33	3,116	1,401	沙舒雅 *(由二零零六年五月十日起)*
David Turnbull *(to 31st January 2006)*	–	–	–	–	–	–	–	612	唐寶麟 *(至二零零六年一月三十一日)*
	9,270	8,263	3,945	320	761	2,221	24,780	21,356	
Non-Executive Directors:									**非常務董事：**
Derek Cridland *(to 31st December 2007)*	–	–	–	–	–	–	–	–	梁德基 *(至二零零七年十二月三十一日)*
Martin Cubbon	–	–	–	–	–	–	–	–	郭鵬
Christopher Gibbs *(from 1st January 2007)*	–	–	–	–	–	–	–	–	簡柏基 *(由二零零七年一月一日起)*
Davy Ho	–	–	–	–	–	–	–	–	何祖英
Peter Johansen	–	–	–	–	–	–	–	–	容漢新
David Turnbull *(from 1st February to 8th August 2006)*	–	–	–	–	–	–	–	104	唐寶麟 *(由二零零六年二月一日至八月八日)*
Tony Tyler	–	–	–	–	–	–	–	–	湯彥麟
	–	–	–	–	–	–	–	104	
Independent Non-Executive Directors:									**獨立非常務董事：**
Robert Adams	100	–	–	–	–	–	100	100	羅安達
Dinty Dickson Leach	230	–	–	–	–	–	230	205	李德信
Albert Lam *(from 10th May 2006)*	100	–	–	–	–	–	100	65	林光宇 *(由二零零六年五月十日起)*
Lincoln Leong *(from 10th May 2006)*	205	–	–	–	–	–	205	205	梁國權 *(由二零零六年五月十日起)*
David Tong	100	–	–	–	–	–	100	65	唐子樑
	735	–	–	–	–	–	735	640	
2007 total	**10,005**	**8,263**	**3,945**	**320**	**761**	**2,221**	**25,515**		**二零零七年總計**
2006 total	9,131	5,801	4,277	309	309	2,582		22,409	二零零六年總計
Executive Officers:									**行政人員：**
John Chi	1,586	898	365	12	–	1,130	3,991	4,420	遲天孟
Merlin Swire	672	164	95	118	164	227	1,440	803	施銘倫
	2,258	1,062	460	130	164	1,357	5,431	5,223	
2007 total	**2,258**	**1,062**	**460**	**130**	**164**	**1,357**	**5,431**		**二零零七年總計**
2006 total	1,942	797	863	86	–	1,535		5,223	二零零六年總計

Notes:

a. Annual Directors' fees are determined by the Board and for 2007 comprised Director's fee of HK$100,000 (2006: HK$100,000), fee for members serving on Audit Committee of HK$75,000 (2006: HK$75,000) and fee for members serving on Remuneration Committee of HK$30,000 (2006: HK$30,000) respectively. The fee for Chairman of Audit Committee is HK$100,000 (2006: HK$75,000) and fee for Chairman of Remuneration Committee is HK$40,000 (2006: HK$30,000).

b. Bonuses as paid to the Executive Directors and Executive Officers in the year are based on previous years' results.

附註：

a. 每年的董事袍金由董事局決定，二零零七年包括董事袍金港幣十萬元 (二零零六年為港幣十萬元)，出任審核委員會成員酬金港幣七萬五千元 (二零零六年為港幣七萬五千元)，及出任薪酬委員會成員酬金港幣三萬元 (二零零六年為港幣三萬元)。審核委員會主席酬金港幣十萬元 (二零零六年為港幣七萬五千元)，薪酬委員會主席酬金港幣四萬元 (二零零六年為港幣三萬元)。

b. 年內支付予常務董事及行政人員的花紅乃根據上年度的業績而定。

7. Other gains – net

7. 其他盈利－淨額

(in HK$ Million) (港幣百萬元)	Group 集團 2007	2006	
Net foreign exchange gains	**27**	–	外匯盈利淨額
Assets at fair value through the profit and loss:			按公平值列入損益賬的資產：
fair value gains	**4**	–	公平值盈利
	31	–	

8. Net finance income

8. 財務收入淨額

(in HK$ Million) (港幣百萬元)	Group 集團 2007	2006	
Interest income:			利息收入：
Short-term deposits and bank balances	**27**	32	短期存款及銀行結餘
Shareholders' loans	**–**	1	股東貸款
Interest expenses:			利息支出：
Short-term bank loans	**(6)**	(3)	短期銀行貸款
	21	30	

9. Taxation

9. 稅項

(in HK$ Million) (港幣百萬元)	Group 集團 2007	2006	
Current taxation:			本期稅項：
Hong Kong profits tax	**55**	9	香港利得稅
Overseas tax	**38**	48	海外稅
	93	57	
Deferred taxation (note 18):			遞延稅項 (附註18)：
Decrease/(increase) in deferred tax assets	**4**	(5)	遞延稅項資產減少/(增加)
(Decrease)/increase in deferred tax liabilities	**(13)**	29	遞延稅項負債(減少)/增加
	84	81	

Hong Kong profits tax is calculated at 17.5% (2006: 17.5%) on the estimated assessable profits for the year. Overseas tax is calculated at tax rates prevailing in the respective jurisdictions.

香港利得稅乃以本年度的估計應課稅溢利按稅率百分之十七點五計算(二零零六年為百分之十七點五)。海外稅則按各司法管轄區所採用的稅率計算。

Share of after-tax results of jointly controlled companies is stated after taxation charge of HK$72 million for the year (2006: HK$62 million).

應佔共控公司除稅後業績已扣除本年的稅項支出港幣七千二百萬元列述 (二零零六年為港幣六千二百萬元)。

9. Taxation (cont'd)

Reconciliation between the tax charge and tax at the applicable tax rate:

	Group 集團		
	2007	2006	
(in HK$ Million)			*(港幣百萬元)*
Profit before taxation	**1,399**	1,109	除税前溢利
Nominal amount at Hong Kong profits tax rate of 17.5% (2006: 17.5%)	**245**	194	按香港利得税率百分之十七點五 (二零零六年為百分之十七點五)計算的面額
Share of after-tax results of jointly controlled companies	**(70)**	(58)	應佔共控公司除税後業績
Effect of different tax rates in overseas jurisdictions	**(59)**	(37)	海外司法管轄區不同税率的影響
Non-taxable items	**(7)**	(14)	無須課税的項目
Over-provisions in prior years	**(3)**	(5)	前期超額準備
Others	**(22)**	1	其他
Total tax charge per accounts	**84**	81	賬目所示税項支出總計

9. 税項(續)

税項支出與適用税率的税項對賬：

10. Profit attributable to the Company's shareholders

Of the profit attributable to the Company's shareholders, HK$1,387 million (2006: HK$707 million) is dealt with in the accounts of the Company.

10. 公司股東應佔溢利

公司股東應佔溢利中，港幣十三億八千七百萬元 (二零零六年為港幣七億零七百萬元) 已計算於公司賬項內。

11. Dividends

	Company 公司		
	2007	2006	
(in HK$ Million)			*(港幣百萬元)*
Interim, paid on 25th September 2007, of HK$0.88 per share (2006: HK$0.65 per share)	**146**	108	於二零零七年九月二十五日已派發的中期股息，每股港幣0.88元 (二零零六年為每股港幣0.65元)
Special, nil (2006: HK$2.50 per share)	**–**	416	特別股息為零 (二零零六年為每股港幣2.50元)
Final, proposed, of HK$2.20 per share (2006: HK$1.60 per share)	**366**	266	擬派末期股息每股港幣2.20元 (二零零六年為每股港幣1.60元)
	512	790	

11. 股息

At a Board meeting held on 4th March 2008, Directors recommended a final dividend of HK$2.20 per share for the year ended 31st December 2007. Together with the interim dividend of HK$0.88 per share paid on 25th September 2007, this makes a total dividend for the year of HK$3.08 per share. Subject to shareholders' approval of the final dividend at the Annual General Meeting on 6th May 2008, payment of the final dividend will be made on 16th May 2008 to shareholders registered at the close of business on the record date, 6th May 2008.

The proposed dividend is not reflected as dividend payable in these accounts, but will be accounted for as an appropriation of the revenue reserve for the year ending 31st December 2008.

The register of members will be closed from 30th April 2008 to 6th May 2008, both dates inclusive, during which period no transfer of shares will be effected. In order to qualify for the entitlement of the final dividend, all transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, for registration not later than 4:30 p.m. on Tuesday, 29th April 2008.

董事局於二零零八年三月四日舉行的董事局大會上，建議派發截至二零零七年十二月三十一日止末期股息每股港幣2.20元，連同二零零七年九月二十五日派發的中期股息每股港幣0.88元，本年度共派息每股港幣3.08元。上述末期股息如獲股東於二零零八年五月六日召開的股東週年大會上通過，將於二零零八年五月十六日派發予於記錄日期，即二零零八年五月六日辦公時間結束前名列股東名冊的股東。

擬派股息不在此賬目中反映為應付股息，但將列為截至二零零八年十二月三十一日止年度的收益儲備提撥。

股票過戶手續將於二零零八年四月三十日至二零零八年五月六日，包括首尾兩天，暫停辦理。為符合資格享有末期股息，所有過戶表格連同有關股票最遲須於二零零八年四月二十九日（星期二）下午四時三十分送達公司的股份登記處香港中央證券登記有限公司，地址為香港皇后大道東一八三號合和中心十七樓。

12. Earnings per share (basic and diluted)

Earnings per share are calculated by reference to the profit attributable to the Company's shareholders of HK$1,073 million (2006: HK$847 million) and to the weighted average of 166,324,850 (2006: 166,324,850) ordinary shares in issue.

12. 每股盈利(基本及攤薄)

每股盈利乃根據公司股東應佔溢利港幣十億七千三百萬元(二零零六年為港幣八億四千七百萬元)及已發行的加權平均股份數目166,324,850股(二零零六年為166,324,850股)普通股計算。

13. Property, plant and equipment, leasehold land and land use rights and intangible assets

13. 物業、廠房及設備、租賃土地及土地使用權及無形資產

	Group 集團								
	Property, plant and equipment 物業、廠房及設備								
	Buildings and building facilities 樓宇及樓宇設施	Plant, machinery and tools 廠房、機器及工具	Vehicles, equipment and furniture 汽車、設備及傢俬	Rotable spares 可修周轉件	Plant and buildings under construction 興建中之廠房及樓宇	Total 總計	Leasehold land and land use rights 租賃土地及土地使用權	Intangible assets – computer software 無形資產－電腦軟件	
(in HK$ Million)									*(港幣百萬元)*
Cost									**原價**
At 31st December 2005	2,611	729	187	207	133	3,867	227	10	二零零五年十二月三十一日結算
Exchange differences	2	1	–	–	–	3	1	–	匯兌差額
Additions and transfers	633	127	19	47	(58)	768	17	–	增置及轉撥
Disposals	–	(7)	(20)	(2)	–	(29)	–	–	出售
At 31st December 2006	3,246	850	186	252	75	4,609	245	10	二零零六年十二月三十一日結算
Exchange differences	3	1	–	–	1	5	1	–	匯兌差額
Acquisition of a subsidiary company	–	22	1	–	–	23	–	–	購入附屬公司
Additions and transfers	143	130	16	74	332	695	38	–	增置及轉撥
Disposals	(4)	(10)	(8)	(71)	–	(93)	–	–	出售
At 31st December 2007	**3,388**	**993**	**195**	**255**	**408**	**5,239**	**284**	**10**	**二零零七年十二月三十一日結算**
Depreciation and amortisation									**折舊及攤銷**
At 31st December 2005	764	472	162	27	–	1,425	35	4	二零零五年十二月三十一日結算
Exchange differences	1	–	–	–	–	1	–	–	匯兌差額
Charge for the year	121	69	17	14	–	221	6	2	本年度折舊及攤銷
Disposals	–	(7)	(19)	–	–	(26)	–	–	出售
At 31st December 2006	886	534	160	41	–	1,621	41	6	二零零六年十二月三十一日結算
Exchange differences	1	1	–	–	–	2	–	–	匯兌差額
Acquisition of a subsidiary company	–	9	1	–	–	10	–	–	購入附屬公司
Charge for the year	129	84	14	24	–	251	5	2	本年度折舊及攤銷
Disposals	(2)	(8)	(8)	(24)	–	(42)	–	–	出售
At 31st December 2007	**1,014**	**620**	**167**	**41**	**–**	**1,842**	**46**	**8**	**二零零七年十二月三十一日結算**
Net book value									**賬面淨值**
At 31st December 2007	**2,374**	**373**	**28**	**214**	**408**	**3,397**	**238**	**2**	**二零零七年十二月三十一日結算**
At 31st December 2006	2,360	316	26	211	75	2,988	204	4	二零零六年十二月三十一日結算

13. Property, plant and equipment, leasehold land and land use rights and intangible assets (cont'd)

13. 物業、廠房及設備、租賃土地及土地使用權及無形資產(續)

	Company 公司								
	Property, plant and equipment 物業、廠房及設備								
(in HK$ Million)	Buildings and building facilities 樓宇及樓宇設施	Plant, machinery and tools 廠房、機器及工具	Vehicles, equipment and furniture 汽車、設備及傢俬	Rotable spares 可修周轉件	Plant and buildings under construction 興建中之廠房及樓宇	Total 總計	Leasehold land 租賃土地	Intangible assets – computer software 無形資產 – 電腦軟件	(港幣百萬元)
Cost									**原值**
At 31st December 2005	1,671	377	152	207	83	2,490	21	10	二零零五年十二月三十一日結算
Additions and transfers	456	39	14	47	(58)	498	–	–	增置及轉撥
Disposals	–	(4)	(16)	(2)	–	(22)	–	–	出售
At 31st December 2006	2,127	412	150	252	25	2,966	21	10	二零零六年十二月三十一日結算
Additions and transfers	44	80	6	74	90	294	–	–	增置及轉撥
Disposals	(4)	(5)	(5)	(71)	–	(85)	–	–	出售
At 31st December 2007	**2,167**	**487**	**151**	**255**	**115**	**3,175**	**21**	**10**	**二零零七年十二月三十一日結算**
Depreciation and amortisation									**折舊及攤銷**
At 31st December 2005	501	290	140	27	–	958	3	4	二零零五年十二月三十一日結算
Charge for the year	59	26	6	14	–	105	1	2	本年度折舊及攤銷
Disposals	–	(3)	(16)	–	–	(19)	–	–	出售
At 31st December 2006	560	313	130	41	–	1,044	4	6	二零零六年十二月三十一日結算
Charge for the year	75	33	6	24	–	138	–	2	本年度折舊及攤銷
Disposals	(2)	(4)	(5)	(24)	–	(35)	–	–	出售
At 31st December 2007	**633**	**342**	**131**	**41**	**–**	**1,147**	**4**	**8**	**二零零七年十二月三十一日結算**
Net book value									**賬面淨值**
At 31st December 2007	**1,534**	**145**	**20**	**214**	**115**	**2,028**	**17**	**2**	**二零零七年十二月三十一日結算**
At 31st December 2006	1,567	99	20	211	25	1,922	17	4	二零零六年十二月三十一日結算

Plant and buildings under construction are mainly related to construction of the sixth hangar at Xiamen, Mainland China by TAECO which is scheduled to open in the second half of 2009.

興建中的廠房及樓宇主要有關廈門太古飛機工程公司於中國內地廈門興建的第六個機庫，預期於二零零九年下半年啟用。

Of the leasehold land and land use rights with net book value of HK$238 million (2006: HK$204 million), HK$17 million relates to a leasehold land held in Hong Kong by the Company (2006: HK$17 million) while HK$221 million relates to land use rights held in Mainland China by TAECO (2006: HK$187 million). Both leasehold land and land use rights are held on medium-term leases.

賬面淨值為港幣二億三千八百萬元 (二零零六年為港幣二億零四百萬元) 的租賃土地及土地使用權中，港幣一千七百萬元(二零零六年為港幣一千七百萬元)與公司於香港持有的租賃土地相關，而港幣二億二千一百萬元 (二零零六年為港幣一億八千七百萬元)與透過廈門太古飛機工程公司於中國內地持有的土地使用權相關。租賃土地及土地使用權均以中期租約持有。

14. Subsidiary companies

14. 附屬公司

	Company 公司		
	2007	2006	
(in HK$ Million)			*(港幣百萬元)*
Unlisted shares at cost	**352**	296	非上市原股值
Loans due from subsidiary companies	**12**	–	附屬公司未償還貸款
	364	296	

The principal subsidiary companies are shown on page 64.

主要附屬公司列於第六十四頁。

Loans due from subsidiary companies are unsecured and carry interest rate at LIBOR plus 0.5% per annum (2006: nil). The loans are repayable at various dates up to 2011.

附屬公司未償還貸款並無抵押，其年利率為倫敦銀行同業拆息加五十個基點(二零零六年為零)。其貸款於不同日期償還至二零一一年。

15. Jointly controlled companies

15. 共控公司

	Group 集團		Company 公司		
	2007	2006	**2007**	2006	
(in HK$ Million)					*(港幣百萬元)*
Unlisted shares at cost	**120**	77	**62**	51	非上市原股值
Attributable post-acquisition profits	**678**	610			購入後應佔溢利
Share of net assets	**798**	687			應佔資產淨值
Loans due from jointly controlled companies	**3**	11	**2**	10	共控公司未償還貸款
	801	698	**64**	61	
Dividends received and receivable from jointly controlled companies			**285**	315	已收及應收共控公司股息

The principal jointly controlled companies are shown on page 64.

主要共控公司列於第六十四頁。

Loans due from jointly controlled companies are unsecured and carry interest rate at LIBOR plus 0.6% per annum (2006: from LIBOR plus 0.5% to LIBOR plus 0.6% per annum). The loans have no fixed terms of repayment.

共控公司未償還貸款並無抵押，其年利率為倫敦銀行同業拆息加五十個基點 (二零零六年的年利率為倫敦銀行同業拆息加五十個基點至倫敦銀行同業拆息加六十個基點)。其貸款並無固定還款期。

15. Jointly controlled companies (cont'd)

The Group's share of the results and assets and liabilities of the jointly controlled companies for the year ended and at 31st December are as follows:

15. 共控公司(續)

集團應佔共控公司截至十二月三十一日止年度及結算的業績及資產與負債如下:

	HAESL 香港航空發動機維修服務公司		Others 其他		Total 總計		
	2007	2006	**2007**	2006	**2007**	2006	
(in HK$ Million)							*(港幣百萬元)*
Turnover	**2,774**	2,385	**331**	256	**3,105**	2,641	營業總額
Operating expenses	**(2,408)**	(2,071)	**(262)**	(201)	**(2,670)**	(2,272)	營業開支
Operating profit	**366**	314	**69**	55	**435**	369	營業溢利
Net finance income	**1**	5	**–**	–	**1**	5	財務收入淨額
Share of after-tax results of jointly controlled companies	**35**	18	**–**	–	**35**	18	應佔共控公司除稅後業績
Profit before taxation	**402**	337	**69**	55	**471**	392	除稅前溢利
Taxation	**(64)**	(55)	**(8)**	(7)	**(72)**	(62)	稅項
Profit for the year	**338**	282	**61**	48	**399**	330	本年溢利
Dividends paid	**267**	299	**45**	16	**312**	315	已付股息
Funds employed:							所用資金:
Non-current assets	**403**	370	**109**	84	**512**	454	非流動資產
Current assets	**662**	503	**153**	146	**815**	649	流動資產
	1,065	873	**262**	230	**1,327**	1,103	
Current liabilities	**(416)**	(296)	**(82)**	(82)	**(498)**	(378)	流動負債
Non-current liabilities	**(28)**	(27)	**–**	–	**(28)**	(27)	非流動負債
	621	550	**180**	148	**801**	698	
Financed by:							資本來源:
Shareholders' equity and loans	**621**	550	**180**	148	**801**	698	股東權益及貸款

16. Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below:

16. 按類別劃分的金融工具

金融工具會計政策已應用於下列項目：

(in HK$ Million)	Group 集團 Loans and receivables 貸款及應收款項	Group 集團 Derivatives 衍生工具	Group 集團 Total 總計	Company 公司 Loans and receivables 貸款及應收款項	(港幣百萬元)
31st December 2007					**二零零七年十二月三十一日**
Assets as per balance sheet					**資產負債表所示資產**
Derivative financial instruments	–	161	161	–	衍生金融工具
Trade receivables	303	–	303	197	貿易應收款項
Deposits and bank balances	876	–	876	712	存款及銀行結存
Total	**1,179**	**161**	**1,340**	**909**	**總計**

	Other financial liabilities 其他財務負債	Total 總計	Company Other financial liabilities 其他財務負債	
Liabilities as per balance sheet				**資產負債表所示負債**
Receipt in advance	101	101	101	預收款項
Short-term loans	109	109	–	短期貸款
	210	**210**	**101**	

(in HK$ Million)	Group 集團 Loans and receivables 貸款及應收款項	Group 集團 Derivatives 衍生工具	Group 集團 Total 總計	Company 公司 Loans and receivables 貸款及應收款項	(港幣百萬元)
31st December 2006					**二零零六年十二月三十一日**
Assets as per balance sheet					**資產負債表所示資產**
Derivative financial instruments	–	4	4	–	衍生金融工具
Trade receivables	194	–	194	119	貿易應收款項
Deposits and bank balances	898	–	898	369	存款及銀行結存
Total	1,092	4	1,096	488	總計

	Other financial liabilities 其他財務負債	Total 總計	Company Other financial liabilities 其他財務負債	
Liabilities as per balance sheet				**資產負債表所示負債**
Receipt in advance	112	112	112	預收款項
Short-term loans	64	64	–	短期貸款
	176	176	112	

Note: Derivatives include assets at fair value through the profit and loss of HK$4 million (2006: nil)

附註：衍生工具包括按公平值列入損益賬的資產港幣四百萬元(二零零六年為零)。

The derivative financial assets, the deposits and bank balances are placed with banks which have credit ratings not lower than "A" in compliance with the financial risk management policy. The trade receivables are transacted with those customers within the Directors' reasonable and acceptable ratings. Based on historical experience, the unrecoverable rate is less than 0.1% on turnover.

衍生財務資產、存款及銀行結存乃根據財務風險管理政策存放於信貸評級不低於「A」的銀行。貿易應收款項乃與董事認為評級合理及可接受的客戶進行交易而產生。根據以往經驗，不可回收的比率少於營業總額百分之零點一。

17. Retirement benefits

(a) Overall

Staff employed by the Company before 1st December 2000 were offered a choice between Hong Kong's Mandatory Provident Fund ("MPF") and the defined benefits retirement schemes as described below. Since 1st December 2000, all new staff employed unless specially approved by the Company have been enrolled in the MPF scheme in which both the Company and staff are required to contribute 5% of the staff's relevant income (capped at HK$1,000 per month).

The Hong Kong Aircraft Engineering Company Local Staff Retirement Benefits Scheme ("Local Scheme") provides resignation and retirement benefits to its members upon their cessation of service with the Company. The Company meets the full cost of all benefits due by the Scheme to members, who are not required to contribute to the Scheme.

Similarly, the Hong Kong Aircraft Engineering Company Staff Retirement Benefits Scheme ("Expatriate Scheme") is for staff employed on expatriate terms. However, both members and the Company contribute to the Scheme.

TAECO's local staff are covered by a statutory scheme and a defined contribution scheme in Mainland China. Local staff employed by Singapore HAECO Pte. Limited are covered by the Central Provident Fund in Singapore.

The retirement benefits (income)/expenses were recognised in the profit and loss account as described in note 21 under principal accounting policies and were as follows:

17. 退休福利

(a) 總述

於二零零零年十二月一日前獲公司聘用的僱員，可選擇參加香港的強制性公積金（「強積金」）計劃或下述的界定退休福利計劃。自二零零零年十二月一日起，所有新入職僱員除非獲公司特別批准，否則均加入強積金計劃。根據該計劃，公司及僱員均須以僱員有關收入的百分之五供款（上限為每月港幣一千元）。

香港飛機工程有限公司的本地僱員退休福利計劃（「本地僱員計劃」），為其計劃成員離職時提供離職及退休福利。公司承擔成員根據該計劃所享有的一切福利的全部費用，成員毋須向該計劃供款。

同樣地，香港飛機工程有限公司僱員退休福利計劃（「海外僱員計劃」）乃為按海外僱傭條款聘請的僱員而設。不過，其成員及公司均須向該計劃供款。

廈門太古飛機工程公司的當地僱員受中國內地法定計劃及界定費用供款計劃保障。Singapore HAECO Pte. Limited 聘用的當地僱員受新加坡的中央公積金保障。

如主要會計政策第21項所述，退休福利(收入)/開支於損益賬中確認如下：

	Group 集團		
	2007	2006	
(in HK$ Million)			*(港幣百萬元)*
Local Scheme	**(2)**	50	本地僱員退休福利計劃
Expatriate Scheme	**(7)**	–	海外僱員退休福利計劃
MPF, statutory and other defined contribution schemes	**26**	44	強積金、法定及其他界定費用供款計劃
	17	94	

17. Retirement benefits (cont'd)

17. 退休福利（續）

(b) Defined benefits retirement schemes

(b) 界定退休福利計劃

The amount recognised in the profit and loss account was made up as follows:

於損益賬中確認的數額如下：

	Group 集團						
	Local Scheme 本地僱員計劃		Expatriate Scheme 海外僱員計劃		Total 總計		
	2007	2006	**2007**	2006	**2007**	2006	
(in HK$ Million)							*(港幣百萬元)*
Current service cost	**97**	84	**5**	5	**102**	89	本期服務費用
Interest cost	**77**	94	**4**	6	**81**	100	利息費用
Expected return on plan assets	**(171)**	(128)	**(13)**	(11)	**(184)**	(139)	計劃資產預期回報
Net actuarial gains	**(5)**	–	**(3)**	–	**(8)**	–	精算收益淨額
Total	**(2)**	50	**(7)**	–	**(9)**	50	總額
Actual gain on plan assets	**437**	384	**35**	31	**472**	415	計劃資產的實際收益

The amount recognised in the balance sheet was determined as follows:

於資產負債表中確認的數額如下：

	Group and Company 集團及公司						
	Local Scheme 本地僱員計劃		Expatriate Scheme 海外僱員計劃		Total 總計		
	2007	2006	**2007**	2006	**2007**	2006	
(in HK$ Million)							*(港幣百萬元)*
At 31st December:							十二月三十一日結算：
Fair value of plan assets	**2,808**	2,477	**231**	199	**3,039**	2,676	計劃資產的公平值
Present value of obligations	**(2,203)**	(2,035)	**(131)**	(120)	**(2,334)**	(2,155)	責任的現值
Net assets	**605**	442	**100**	79	**705**	521	資產淨值
Unrecognised actuarial gains	**(480)**	(321)	**(57)**	(43)	**(537)**	(364)	未確認精算收益
Assets recognised in the balance sheet	**125**	121	**43**	36	**168**	157	於資產負債表中確認的資產

Movement in the assets recognised in the balance sheet:

於資產負債表中確認的資產變動：

	Group and Company 集團及公司						
	Local Scheme 本地僱員計劃		Expatriate Scheme 海外僱員計劃		Total 總計		
	2007	2006	**2007**	2006	**2007**	2006	
(in HK$ Million)							*(港幣百萬元)*
Assets at 1st January	**121**	141	**36**	36	**157**	177	一月一日結算資產
Increase/(decrease) due to:							增加/(減少)原因：
Total expense – as shown above	**2**	(50)	**7**	–	**9**	(50)	總開支 – 如上列
Contributions paid	**2**	30	**–**	–	**2**	30	已付供款
Assets at 31st December	**125**	121	**43**	36	**168**	157	十二月三十一日結算資產

Principal actuarial assumptions for the year:

本年度主要精算假設：

	2007	2006	
Discount rate	**3.50%**	3.85%	貼現率
Expected rate of return on plan assets	**7.00%**	6.00%	預期計劃資產回報率
Expected rate of future salary increases	**4.00%**	4.00%	預期未來增薪率

17. Retirement benefits (cont'd)

17. 退休福利（續）

The movement in the fair value of plan assets of the year is as follows:

本年度計劃資產公平值變動如下：

	Group and Company 集團及公司						
	Local Scheme 本地僱員計劃		Expatriate Scheme 海外僱員計劃		Total 總計		
	2007	2006	**2007**	2006	**2007**	2006	
(in HK$ Million)							*(港幣百萬元)*
At 1st January	**2,477**	2,137	**199**	178	**2,676**	2,315	一月一日結算
Employer contributions	**2**	30	**–**	–	**2**	30	僱主供款
Employee contributions	**–**	–	**3**	3	**3**	3	僱員供款
Expected return on plan assets	**171**	128	**13**	11	**184**	139	計劃資產預期回報
Benefits paid	**(108)**	(74)	**(6)**	(13)	**(114)**	(87)	已付福利
Actuarial gains	**266**	256	**22**	20	**288**	276	精算收益
At 31st December	**2,808**	2,477	**231**	199	**3,039**	2,676	於十二月三十一日結算

The major categories of plan assets as a percentage of total plan assets are as follows:

各主要計劃資產類別佔計劃資產的百分率如下：

	Group and Company 集團及公司				
	Local Scheme 本地僱員計劃		Expatriate Scheme 海外僱員計劃		
	2007	2006	**2007**	2006	
Equities	**73%**	72%	**72%**	72%	股本權益
Bonds	**27%**	28%	**27%**	27%	債券
Cash and others	**–**	–	**1%**	1%	現金及其他
Total	**100%**	100%	**100%**	100%	總計

Allowing for current market condition, a range of potential returns may be expected for the Schemes' invested assets. Based on the Schemes' benchmark asset allocation of 70% in equities and 30% in bonds and cash, and allowing for administration fees and other expense charged to the Schemes, the Company has decided to adopt a long term return of 7.0% per annum.

鑒於現時的市場情況，預料各計劃已作投資的資產可能出現不同的潛在回報。基於各計劃的資產分配基準是百分之七十放於股本權益上，百分之三十放於債券及現金上，而考慮到計劃須支銷行政費用及其他開支，公司決定採納每年百分之七的長期回報率。

Expected employer contributions for the year ending 31st December 2008 are HK$2 million for Local Scheme and nil for Expatriate Scheme.

預料截至二零零八年十二月三十一日止年度，僱主就本地僱員計劃及海外僱員計劃所作的供款分別為港幣二百萬元及零。

Other disclosure are as follows:

其他披露資料如下：

	Group and Company 集團及公司					
	Total 總計					
	2007	2006	2005	2004	2003	
(in HK$ Million)						*(港幣百萬元)*
Fair value of plan assets	**3,039**	2,676	2,315	2,139	1,906	計劃資產公平值
Present value of obligations	**(2,334)**	(2,155)	(2,052)	(1,929)	(1,678)	責任的現值
Surplus	**705**	521	263	210	228	盈餘
Experience (losses)/gains on scheme liabilities	**(11)**	87	Note 附註			計劃負債過往(虧損)/收益
Experience gains on scheme assets	**288**	276	76	148	354	計劃資產過往收益

Note: This information is not reported as it is not readily available and is not required by the Accounting Standards.

附註：由於缺乏此項資料，且會計準則並無要求提供，因此不予報告。

18. Deferred taxation

18. 遞延稅項

The movements on deferred taxation are as follows:

遞延稅項的變動如下：

(in HK$ Million)	Group 集團 Provisions 準備	(港幣百萬元)
Deferred tax assets		*遞延稅項資產*
At 31st December 2005	7	二零零五年十二月三十一日結算
Credited to profit and loss account	5	於損益賬中記賬
At 31st December 2006	12	二零零六年十二月三十一日結算
Charged to profit and loss account	(4)	於損益賬中支銷
At 31st December 2007	**8**	**二零零七年十二月三十一日結算**

	Group 集團				
(in HK$ Million)	Accelerated tax depreciation 加速稅項折舊	Retirement benefit assets 退休金資產	Others 其他	Total 總計	(港幣百萬元)
Deferred tax liabilities					*遞延稅項負債*
At 31st December 2005	163	31	3	197	二零零五年十二月三十一日結算
Charged/(credited) to profit and loss account	37	–	(8)	29	於損益賬中支銷/(記賬)
At 31st December 2006	200	31	(5)	226	二零零六年十二月三十一日結算
Charged/(credited) to profit and loss account	17	(21)	(9)	(13)	於損益賬中支銷/(記賬)
Charged to equity	–	–	13	13	於權益中支銷
At 31st December 2007	**217**	**10**	**(1)**	**226**	**二零零七年十二月三十一日結算**

	Company 公司				
(in HK$ Million)	Accelerated tax depreciation 加速稅項折舊	Retirement benefit assets 退休金資產	Others 其他	Total 總計	(港幣百萬元)
Deferred tax liabilities					*遞延稅項負債*
At 31st December 2005	163	31	3	197	二零零五年十二月三十一日結算
Charged/(credited) to profit and loss account	37	–	(8)	29	於損益賬中支銷/(記賬)
At 31st December 2006	200	31	(5)	226	二零零六年十二月三十一日結算
Charged/(credited) to profit and loss account	17	(21)	(9)	(13)	於損益賬中支銷/(記賬)
At 31st December 2007	**217**	**10**	**(14)**	**213**	**二零零七年十二月三十一日結算**

Deferred tax is calculated in full on temporary differences under the liability method. The tax rate used in respect of Hong Kong deferred tax is 17.5% (2006: 17.5%). Overseas deferred tax is calculated using tax rates prevailing in the respective jurisdictions.

遞延稅項乃採用負債法就暫時差異全數計算。香港有關遞延稅項採用的稅率為百分之十七點五（二零零六年為百分之十七點五），海外遞延稅項則按各司法管轄區所採用的稅率計算。

19. Derivative financial instruments

19. 衍生金融工具

	Group 集團		
	Assets 資產		
	2007	2006	
(in HK$ Million)			*(港幣百萬元)*
Forward foreign exchange contracts			遠期外匯合約
– cash flow hedges	**157**	4	－現金流量對沖
– not qualified as cash flow hedges	**4**	–	－不符合作為現金流量對沖工具
Total	**161**	4	總計
Less: non-current portion:			減：非流動部分：
Forward foreign exchange contracts			遠期外匯合約
– cash flow hedges	**102**	–	－現金流量對沖
Current portion	**59**	4	流動部分

The full fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is not more than 12 months.

如被對沖項目的剩餘期限超過十二個月，對沖衍生工具的全數公平值會被分類為非流動資產或負債；如被對沖項目的期限不多於十二個月，對沖衍生工具的全數公平值則被分類為流動資產或負債。

Forward foreign exchange contracts

The notional principal amounts of the outstanding forward foreign exchange contracts at 31st December 2007 were HK$1,606 million (2006: HK$1,016 million).

The hedged highly probable forecast transactions denominated in foreign currency are expected to occur at various dates during the next 36 months. Gains and losses recognised in the cash flow hedge reserve in equity (Note 25) on forward foreign exchange contracts as of 31st December 2007 are recognised in the profit and loss account in the period or periods during which the hedged forecast transaction affects the profit and loss account. This is generally within 3 years from the balance sheet date unless the gain or loss is included in the initial amount recognised for the purchase of fixed assets, in which case recognition is over the lifetime of the assets.

遠期外匯合約

於二零零七年十二月三十一日，尚未履行遠期外匯合約的名義本金額為港幣十六億零六百萬元（二零零六年為港幣十億一千六百萬元）。

以外幣計值被對沖而極有可能發生的預期交易，預期於未來三十六個月期間不同的日期進行。於二零零七年十二月三十一日，就遠期外匯合約於權益中現金流量對沖儲備確認的盈利及虧損（附註25）於該(等)期間的損益賬中確認。在該(等)期間，被對沖的預期交易對損益賬造成影響，這一般為結算日後三年間，除非盈利或虧損已包括在確認購買固定資產的初訂數額內，在此情況下，則按資產的壽命確認。

The maximum exposure to credit risk at the reporting date is the fair value of the derivative assets in the balance sheet.

於報告日的最高信貸風險為衍生資產於資產負債表內的公平值。

20. Stocks and work in progress

Stocks and work in progress are stated at the lower of cost, calculated on a weighted average basis, and net realisable value.

20. 存貨及未完工程

存貨及未完工程按以加權平均基準計算的成本與可變現淨值兩者中的較低者入賬。

	Group 集團		Company 公司		
	2007	2006	**2007**	2006	
(in HK$ Million)					*(港幣百萬元)*
Carrying amounts at net realisable value: Stocks	**61**	37	**42**	28	以可變現淨值估值的賬面值： 存貨

The remaining balances are carried at cost.

餘下結餘則以成本入賬。

21. Trade and other receivables

The credit terms given to customers vary and are generally based on their individual financial strength. Credit evaluations of trade receivables are performed periodically to minimise credit risk associated with receivables.

21. 貿易及其他應收款項

給予客戶的信貸條件不盡相同，一般乃根據其個別的財政能力而定。集團定期為貿易應收款項進行信貸評估，以減低任何與應收款項有關的信貸風險。

	Group 集團		Company 公司		
	2007	2006	**2007**	2006	
(in HK$ Million)					*(港幣百萬元)*
Trade receivables –					貿易應收款項 —
in HK dollars	**82**	54	**82**	54	港元
in US dollars	**219**	137	**115**	65	美元
in other currencies	**2**	3	**–**	–	其他貨幣
	303	194	**197**	119	
Less: Provision for impairment of receivables	**(22)**	(4)	**(19)**	(1)	減：應收款項減值準備
	281	190	**178**	118	
Amounts due from subsidiary companies	**–**	–	**69**	44	應收附屬公司款項
Amounts due from jointly controlled companies	**11**	19	**9**	14	應收共控公司款項
Amounts due from related parties	**163**	174	**139**	156	應收有關連人士款項
Other receivables and prepayments	**230**	117	**203**	107	其他應收款項及預付款項
	685	500	**598**	439	

The fair values of trade receivables and other receivables are not materially different from their book values. The amounts due from subsidiary companies, jointly controlled companies and related parties are unsecured, interest free and on normal trade credit terms.

貿易應收款項及其他應收款項的公平值與其賬面值並無重大分別。附屬公司、共控公司及有關連人士未償還款項為無抵押、免息及按正常貿易信貸期償還。

Trade receivables that are less than three months past due are generally not considered impaired. At 31st December 2007, trade receivables of the Group of HK$124 million (2006: HK$68 million) and of the Company of HK$89 million (2006: HK$56 million) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

逾期少於三個月的貿易應收款項不被視為減值。於二零零七年十二月三十一日，集團逾期但非減值的貿易應收款項為港幣一億二千四百萬元（二零零六年為港幣六千八百萬元），公司逾期但非減值的貿易應收款項則為港幣八千九百萬元（二零零六年為港幣五千六百萬元）。此等貿易應收款項涉及多個近期並無拖欠紀錄的獨立客戶。此等貿易應收款項的賬齡分析如下：

	Group 集團		Company 公司		
	2007	2006	**2007**	2006	
(in HK$ Million)					*(港幣百萬元)*
Up to 3 months	**108**	53	**80**	49	不超過三個月
3 to 6 months	**15**	12	**9**	4	三至六個月
Over 6 months	**1**	3	**–**	3	超過六個月
	124	68	**89**	56	

21. Trade and other receivables (cont'd)

At 31st December 2007, trade receivables of the Group of HK$35 million (2006: HK$30 million) and of the Company of HK$19 million (2006: HK$12 million) were considered impaired and provided for. The impaired trade receivables relate to overseas customers which are in unexpectedly difficult financial situations and it was assessed that a portion of the receivables would be recoverable. The ageing of these receivable is as follows:

21. 貿易及其他應收款項(續)

於二零零七年十二月三十一日，集團被視作減值並已作準備的貿易應收款項為港幣三千五百萬元 (二零零六年為港幣三千萬元)，而公司減值並已作準備的貿易應收款項則為港幣一千九百萬元 (二零零六年為港幣一千二百萬元)。減值的貿易應收款項涉及海外客戶，該等客戶出現預料之外的財務困難，估計部分應收款項應可收回。此等應收款項的賬齡如下：

	Group 集團		Company 公司		
	2007	2006	**2007**	2006	
(in HK$ Million)					*(港幣百萬元)*
Up to 3 months	**25**	1	**13**	–	不超過三個月
3 to 6 months	**10**	28	**6**	11	三至六個月
Over 6 months	**–**	1	**–**	1	超過六個月
	35	30	**19**	12	

Movements on the Group's provision for impairment of trade receivables are as follows:

集團對貿易應收款項所作減值準備的變動如下：

	Group 集團		Company 公司		
	2007	2006	**2007**	2006	
(in HK$ Million)					*(港幣百萬元)*
At 1st January	**4**	19	**1**	17	一月一日結算
Provision for impairment of receivables	**19**	2	**19**	1	應收款項減值準備
Unused amounts reversed	**(1)**	(17)	**(1)**	(17)	未用數額撥回
At 31st December	**22**	4	**19**	1	十二月三十一日結算

The creation and release of provision for impaired receivables have been included in cost of direct material and job expenses in the profit and loss account. Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

The other classes within trade and other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above. The Group does not hold any collateral as security.

應收款項減值準備的作出與撥回，已記入損益賬的直接材料費用及工作開支項下。因預期不能收回額外的現金，因此記入備抵賬目的數額一般會撇銷。

貿易及其他應收款項中的其他類別並無減值資產。

於報告日的最高信貸風險為上述各類別應收款項的公平值。集團並無持有任何抵押品作為抵押物。

22. Trade and other payables

22. 貿易及其他應付款項

	Group 集團		Company 公司		
	2007	2006	**2007**	2006	
(in HK$ Million)					*(港幣百萬元)*
Trade payables	**112**	183	**23**	43	貿易應付款項
Amounts due to subsidiary companies	**–**	–	**6**	1	應付附屬公司款項
Amounts due to jointly controlled companies	**1**	3	**1**	3	應付共控公司款項
Amount due to related parties	**25**	23	**24**	22	應付有關連人士款項
Other payables and accruals	**1,103**	750	**570**	530	其他應付款項及應計賬項
	1,241	959	**624**	599	
Less: non-current portion:					減：非流動部份：
Other payables	**224**	–	**–**	–	其他應付款項
	1,017	959	**624**	599	

The fair values of trade payables and other payables are not materially different from their book values. The amounts due to subsidiary companies, jointly controlled companies and related parties are unsecured, interest free and on normal trade credit terms.

貿易應付款項及其他應付款項的公平值與其賬面值並無重大分別。應付附屬公司、共控公司及有關連人士的款項均為無抵押、免息及按正常貿易信貸期償還。

TAECO declared dividends of HK$788 million in December 2007. The dividend payable to minority interests as at 31st December 2007 was HK$325 million (2006: HK$68 million), comprising HK$101 million (2006: HK$68 million) payable within one year and HK$224 million (2006: nil) payable after one year, grouped as other payables under current liabilities and non-current liabilities respectively.

廈門太古飛機工程公司於二零零七年十二月宣派股息港幣七億八千八百萬元。二零零七年十二月三十一日結算，應付少數股東股息為港幣三億二千五百萬元 (二零零六年為港幣六千八百萬元)，當中包括一年內應付港幣一億零一百萬元 (二零零六年為港幣六千八百萬元) 及一年後應付港幣二億二千四百萬元 (二零零六年為零)，已分別歸入流動負債及非流動負債的其他應付款項之下。

23. Short-term loans

23. 短期貸款

Short-term bank loans denominated in HK dollars amount to HK$109 million (2006: HK$64 million). They are unsecured, bear interest at effective interest rates ranging from 3.93% to 6.67% (2006: 4.20% to 4.52%) per annum and are repayable within six months from the balance sheet date. The carrying amounts approximate their fair values.

以港元為單位的短期銀行貸款為港幣一億零九百萬元（二零零六年為港幣六千四百萬元)。該等貸款並無抵押，按百分之三點九三至百分之六點六七（二零零六年為百分之四點二至百分之四點五二）的實際年利率計息，須於結算日起六個月內償還。其賬面值與公平值相若。

The exposure of the Group's borrowings to interest rate changes and the contractual repricing dates at the balance sheet dates are as follows:

於結算日，集團借款相對於利率變化的風險以及合約重新訂價日期如下：

	Group 集團		
	2007	2006	
(in HK$ Million)			*(港幣百萬元)*
6 months or less	**109**	64	六個月或以下

24. Share capital

24. 股本

	Company 公司				
	2007		2006		
	Number of shares 股份數目	in HK$Million 港幣百萬元	Number of shares 股份數目	in HK$Million 港幣百萬元	
Authorised:					法定股本：
Ordinary shares of HK$1.00 each					每股面值港幣1.00元普通股
At 31st December	**210,000,000**	**210**	210,000,000	210	十二月三十一日結算
Issued and fully paid:					已發行及繳足股本：
Ordinary shares of HK$1.00 each					每股面值港幣1.00元普通股
At 31st December	**166,324,850**	**166**	166,324,850	166	十二月三十一日結算

During the year under review, no purchase, sale or redemption of the shares of the Company has been effected by the Company or its subsidiary companies on the Hong Kong Stock Exchange.

在回顧的年度內，公司及其附屬公司並無在香港聯合交易所購回、售出或贖回公司任何股份。

25. Reserves

25. 儲備

	Revenue reserve 收益儲備		Capital redemption reserve 資本贖回儲備		Exchange translation reserve 匯兌儲備		Cash flow hedge reserve 現金流量對沖儲備		Total 總計		
	2007	2006	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006	
(in HK$ Million)											*(港幣百萬元)*
Group											***集團***
At 1st January	**3,471**	3,331	**19**	19	**7**	(4)	**2**	–	**3,499**	3,346	一月一日結算
Profit attributable to the Company's shareholders	**1,073**	847	**–**	–	**–**	–	**–**	–	**1,073**	847	公司股東應佔溢利
Previous year's final dividend paid	**(266)**	(183)	**–**	–	**–**	–	**–**	–	**(266)**	(183)	已付上年度末期股息
Current year's interim dividend paid	**(146)**	(108)	**–**	–	**–**	–	**–**	–	**(146)**	(108)	已付本年度中期股息
Current year's special dividend paid	**–**	(416)	**–**	–	**–**	–	**–**	–	**–**	(416)	已付本年度特別股息
Cash flow hedges											現金流量對沖
– recognised during the year	**–**	–	**–**	–	**–**	–	**93**	2	**93**	2	– 年內已確認
– deferred tax recognised	**–**	–	**–**	–	**–**	–	**(7)**	–	**(7)**	–	– 已確認遞延稅項
– transferred to the profit and loss account	**–**	–	**–**	–	**–**	–	**(7)**	–	**(7)**	–	– 已撥至損益賬
Exchange differences	**–**	–	**–**	–	**4**	11	**–**	–	**4**	11	匯兌差額
At 31st December	**4,132**	3,471	**19**	19	**11**	7	**81**	2	**4,243**	3,499	十二月三十一日結算
Company											***公司***
At 1st January	**2,316**	2,316	**19**	19	**–**	–	**–**	–	**2,335**	2,335	一月一日結算
Profit attributable to the Company's shareholders	**1,387**	707	**–**	–	**–**	–	**–**	–	**1,387**	707	公司股東應佔溢利
Previous year's final dividend paid	**(266)**	(183)	**–**	–	**–**	–	**–**	–	**(266)**	(183)	已付上年度末期股息
Current year's interim dividend paid	**(146)**	(108)	**–**	–	**–**	–	**–**	–	**(146)**	(108)	已付本年度中期股息
Current year's special dividend paid	**–**	(416)	**–**	–	**–**	–	**–**	–	**–**	(416)	已付本年度特別股息
At 31st December	**3,291**	2,316	**19**	19	**–**	–	**–**	–	**3,310**	2,335	十二月三十一日結算

The revenue reserve includes HK$366 million (2006: HK$266 million) representing the recommended final dividend for the year (note 11).

收益儲備包括本年度建議的末期股息 (附註11) 港幣三億六千六百萬元 (二零零六年為港幣二億六千六百萬元)。

26. Minority interests

26. 少數股東權益

	Group 集團		
	2007	2006	
(in HK$ Million)			*(港幣百萬元)*
At 1st January	**682**	586	一月一日結算
Change in Group	**47**	(26)	集團變動
Minority interests' share of profits	**242**	181	少數股東權益的應佔溢利
Dividends paid and payable to minority interests	**(546)**	(68)	已付及應付予少數股東權益的股息
Exchange translation reserve	**(1)**	7	匯兌儲備
Cash flow hedge reserve	**61**	2	現金流量對沖儲備
At 31st December	**485**	682	十二月三十一日結算

27. Receipt in advance

Advanced payment was received from Cathay Pacific Airways Limited in 2005 for storage services charges up to June 2018. At 31st December 2007, the current portion included in other payables under current liabilities is HK$11 million (2006: HK$11 million) while the non-current portion is HK$101 million (2006: HK$112 million).

27. 預收款項

預收款項乃國泰航空有限公司二零零五年所支付作為直至二零一八年六月的儲存服務費的預付賬項。二零零七年十二月三十一日結算，包括在流動負債項下其他應付款項的流動部分為港幣一千一百萬元(二零零六年為港幣一千一百萬元)，而非流動部分則為港幣一億零一百萬元(二零零六年為港幣一億一千二百萬元)。

28. Notes to the consolidated cash flow statement

28. 綜合現金流量表附註

(a) Reconciliation of operating profit to cash generated from operations

(a) 營業溢利與營業產生的現金對賬

	Group 集團 2007	2006	
(in HK$ Million)			*(港幣百萬元)*
Operating profit	**979**	749	營業溢利
Depreciation and amortisation	**258**	229	折舊及攤銷
Other gains – net	**(18)**	–	其他盈利－淨額
Loss on disposal of property, plant and equipment	**1**	1	出售物業、廠房及設備虧損
Operating profit before working capital changes	**1,220**	979	未計營運資金變動的營業溢利
(Increase)/decrease in retirement benefit assets	**(11)**	20	退休福利資產(增加)/減少
Increase in stocks and work in progress	**(33)**	(94)	存貨及未完工程增加
(Increase)/decrease in trade and other receivables	**(144)**	20	貿易及其他應收款項 (增加) /減少
Increase in trade and other payables	**49**	174	貿易及其他應付款項增加
Decrease in receipt in advance	**(11)**	(10)	預收款項減少
Cash generated from operations	**1,070**	1,089	營業產生的現金

(b) Analysis of deposits and bank balances at 31st December

(b) 十二月三十一日結算的存款及銀行結存分析

	Group 集團 2007	2006	
(in HK$ Million)			*(港幣百萬元)*
Cash and cash equivalents	**859**	623	現金及現金等價物
Deposits maturing after three months	**17**	275	逾三個月到期的存款
	876	898	

The effective interest rates on these deposits of the Group ranged from 0.88% to 5.19% per annum (2006: from 1.00% to 5.52% per annum) and of the Company ranged from 0.88% to 5.19% per annum (2006: from 3.50% to 5.22% per annum). These deposits have an average maturity of 30 days (2006: 107 days) for the Group and 24 days (2006: 28 days) for the Company. Included in deposits and bank balances are entrusted loans denominated in Renminbi amounting to HK$17 million (2006: HK$308 million).

集團此等存款的實際利率由每年百分之零點八八至百分之五點一九 (二零零六年為由每年百分之一至百分之五點五二) 不等，公司的實際利率則由每年百分之零點八八至百分之五點一九 (二零零六年為由每年百分之三點五至百分之五點二二) 不等。集團此等存款的平均期限為三十日 (二零零六年為一百零七日) ，公司則為二十四日 (二零零六年為二十八日) 。存款及銀行結存包括以人民幣為單位的委託貸款，金額達港幣一千七百萬元 (二零零六年為港幣三億零八百萬元) 。

(c) The net assets acquired and the net cash inflow in respect of the acquisition of the remaining 50% interest in HAECO ATE Component Service Limited is analysed as follows:

(c) 有關購買HAECO ATE Component Service Limited餘下五成權益的購入資產淨額及現金流入淨額分析如下：

	As at 28th February 2007	於二零零七年二月二十八日
(in HK$ Million)		*(港幣百萬元)*
Net assets acquired:		購入資產淨額
Non-current assets	**13**	非流動資產
Current assets	**12**	流動資產
	25	
Less: current liabilities	**(7)**	減：流動負債
	18	
Satisfied by:		支付方式：
Cash	**(1)**	現金
Analysis of net cash and cash equivalents on acquisition:		收購時產生的現金及現金等價物淨額分析：
Cash consideration	**(1)**	現金代價
Deposits and bank balances in subsidiary acquired	**7**	購入附屬公司的存款及銀行結存
Net cash inflow on acquisition	**6**	收購時產生的現金流入淨額

29. Capital commitments

29. 資本承擔

(in HK$ Million) (港幣百萬元)	Group 集團 2007	Group 集團 2006	Company 公司 2007	Company 公司 2006	
Contracted but not provided for in the accounts	**396**	297	**129**	193	經訂約但未在賬項中作準備
Authorised by Directors but not contracted for	**1,436**	1,187	**618**	567	經董事局批准但未訂約
	1,832	1,484	**747**	760	
The Group's share of capital commitments of jointly controlled companies not included above:					上述不包括集團應佔共控公司的資本承擔如下：
Contracted but not provided for in the accounts	**19**	32			經訂約但未在賬項中作準備
Authorised by Directors but not contracted for	**76**	6			經董事局批准但未訂約

Capital commitments mainly relate to the construction of the third hangar at the Hong Kong International Airport by the Company, and the sixth hangar at Xiamen, Mainland China by TAECO and a landing gear overhaul facility in Xiamen by Taikoo (Xiamen) Landing Gear Services Limited.

資本承擔主要是有關公司於香港國際機場興建第三個機庫、廈門太古飛機工程公司於中國內地廈門興建第六個機庫，以及廈門太古起落架維修服務有限公司於廈門興建一個起落架大修設施。

30. Lease commitments

At 31st December 2007, future aggregate minimum lease payments under non-cancellable operating leases were as follows:

30. 租賃承擔

二零零七年十二月三十一日結算，於不可撤銷營業租賃項的未來最低租賃支出總額如下：

(in HK$ Million) (港幣百萬元)	Group 集團 2007	Group 集團 2006	Company 公司 2007	Company 公司 2006	
Land and buildings:					***土地及樓宇:***
Leases expiring:					租約期滿時間：
Not later than one year	**76**	73	**75**	73	一年內
Later than one year but not later than five years	**319**	289	**318**	289	一年後至五年內
Later than five years	**2,016**	2,013	**2,016**	2,013	五年後
	2,411	2,375	**2,409**	2,375	
Rotable spares:					***可修周轉件:***
Leases expiring:					租約期滿時間：
Not later than one year	**13**	–	**13**	–	一年內
	2,424	2,375	**2,422**	2,375	

31. Related party and continuing connected transactions

The Group has a number of transactions with its related parties and connected persons. Details of the compensation of key management are set out in notes 5 and 6. All trading transactions are conducted in the normal course of business at prices and on terms similar to those charged to/by and contracted with other third party customers/suppliers of the Group. The aggregated transactions and balances which are material to the Group and which have not been disclosed elsewhere in the annual report are summarised below:

31. 有關連人士及持續關連交易

集團有若干有關連人士交易及關連交易。集團向主要管理人員發出的補償金詳情，於附註5及附註6列述。所有交易均在正常業務程序下進行，其價格及條件與集團其他第三方客戶/供應商所接受/提出並訂約的價格及條件相若。集團的重大及未有在此年報其他章節披露的交易總額及結餘摘要如下：

	Note 附註	Jointly controlled companies 共控公司 2007	2006	Other parties 其他人士 2007	2006	Total 總計 2007	2006	
(in HK$ Million)								*(港幣百萬元)*
Revenue from provision of services:								提供服務所得的收入：
Cathay Pacific Airways Limited Group	a	**–**	–	**1,831**	1,245	**1,831**	1,245	國泰航空有限公司集團
Other revenue	b	**134**	111	**–**	382	**134**	493	其他收入
		134	111	**1,831**	1,627	**1,965**	1,738	
Purchases:								購買項目：
Costs payable to John Swire & Sons (H.K.) Limited under services agreement								根據服務協議向香港太古集團有限公司應支付的費用
– Service fees payable during the year	a			**33**	28	**33**	28	– 年內應支付服務費
– Expenses reimbursed at cost	a			**19**	15	**19**	15	– 按成本代支費用
Subtotal	a			**52**	43	**52**	43	小計
– Share of administrative services				**2**	2	**2**	2	– 分擔行政服務
Total				**54**	45	**54**	45	總計
Property insurance placed through SPACIOM, a captive insurance company wholly owned by Swire Pacific Limited				**4**	3	**4**	3	向一家由太古股份有限公司全資擁有的專屬自保保險公司SPACIOM投保的財產保險
Spares purchases from Cathay Pacific Airways Limited				**18**	17	**18**	17	向國泰航空有限公司購買備件
Other purchases	c	**8**	8	**16**	8	**24**	16	其他購買項目
		8	8	**92**	73	**100**	81	

Notes:

a. These transactions fall under the definition of "continuing connected transactions" in Chapter 14A of the Listing Rules as detailed in note e. The other transactions are not connected transactions or continuing connected transactions which give rise to any disclosure or other obligations under Chapter 14A of the Listing Rules.

b. Other revenue from jointly controlled companies mainly came from the provision to HAESL of engine component repairs and facilities rental on an commercial arm's length basis and of certain administrative services charged at cost.

c. Purchases from jointly controlled companies comprised mainly aircraft component overhaul charges by HAESL.

d. Amounts due from and due to jointly controlled companies and other related parties at 31st December 2007 are disclosed in note 21 and 22 to the accounts.

附註：

a. 此等交易歸入上市規則第十四A章「持續關連交易」的定義類別，詳情於附註e 列述。其他交易乃根據上市規則第十四A章並非須予披露或履行其他責任的關連交易或持續關連交易。

b. 來自共控公司的其他收入主要來自為香港航空發動機維修服務公司提供的引擎部件修理服務及按公平商業原則的設備租務，以及按成本收費提供的若干行政服務。

c. 自共控公司購買的服務主要為向香港航空發動機維修服務公司支付的飛機部件大修費用。

d. 於二零零七年十二月三十一日，共控公司及其他相關公司未償還的款項與欠共控公司及其他相關公司的款項，於賬目附註21及22披露。

e. Continuing connected transactions during 2007:
The Group had the following continuing connected transactions, details of which are set out below:

(i) Cathay Pacific Airways Limited ("CX")
The Company entered into a framework agreement ("Framework Agreement") with CX on 21st May 2007 for the provision of services by the Company and its subsidiaries ("HAECO Group") to the aircraft fleets of CX and its subsidiaries ("CX Group"). The services comprise line maintenance, base maintenance, comprehensive stores and logistics support, component and avionics overhaul, material supply, engineering services and ancillary services at Hong Kong International Airport, Xiamen or other airports. Payment is made in cash by CX Group to HAECO Group within 30 days upon receipt of the invoice. The term of the Framework Agreement is for 10 years ending on 31st December 2016.

CX is a substantial shareholder and therefore a connected person of the Company under the Listing Rules. The transactions under the Framework Agreement are continuing connected transactions in respect of which an announcement dated 21st May 2007 was published and a circular dated 5th June 2007 was sent to shareholders.

For the year ended 31st December 2007, the fees payable by CX Group to HAECO Group under the Framework Agreement totalled HK$1,831 million.

(ii) John Swire & Sons (H.K.) Limited ("JSSHK")
Pursuant to an agreement dated 1st December 2004 ("JSSHK Services Agreement") with JSSHK, JSSHK provides services to the Company and its subsidiaries. The services comprise full or part time services of members of the staff of the Swire group, other administrative and similar services and such other services as may be agreed from time to time. They also include advice and expertise of the directors and senior officers of the John Swire & Sons Limited ("Swire") group including (but not limited to) assistance in negotiating with regulatory and other governmental or official bodies.

In return for these services, JSSHK receives annual service fees calculated as 2.5% of the Company's consolidated profit before taxation and minority interests after certain adjustments. The fees for each year are payable in cash in arrears in two instalments, an interim payment by the end of October and a final payment by the end of April of the following year, adjusted to take account of the interim payment. The Company also reimburses the Swire group for all the expenses incurred in the provision of the services at cost.

The current term of the JSSHK Services Agreement is from 1st January 2008 to 31st December 2010 and is renewable for successive periods of three years thereafter unless either party to it gives to the other notice of termination of not less than three months expiring on any 31st December.

Swire is the ultimate holding company of Swire Pacific Limited which owns approximately 32.8% of the issued capital of the Company and JSSHK, a wholly owned subsidiary of Swire, is therefore a connected person of the Company under the Listing Rules. The transactions under the JSSHK Services Agreement are continuing connected transactions in respect of which announcements dated 1st December 2004, 7th March 2006 and 1st October 2007 were published.

For the year ended 31st December 2007, the fees payable by the Company to JSSHK under the JSSHK Services Agreement totalled HK$33 million and expenses of HK$19 million were reimbursed at cost.

e. 二零零七年的持續關連交易：
集團有以下的持續關連交易，詳情如下列述：

(i) 國泰航空有限公司（「國泰航空」）
公司於二零零七年五月二十一日與國泰航空訂立框架協議（「框架協議」），由公司及其附屬公司(「港機工程集團」)向國泰航空及其附屬公司(「國泰航空集團」)的機隊提供服務。有關服務包括於香港國際機場、廈門或其他機場提供外勤維修、基地維修、綜合倉儲及物流支援、部件及航電大修、物料供應、工程服務及配套服務。國泰航空集團於收到發票後三十天內，以現金支付予港機工程集團。框架協議的年期為十年，至二零一六年十二月三十一日止。

國泰航空為公司的主要股東，因此根據上市規則乃公司的關連人士。根據框架協議所進行的交易乃持續關連交易，公司已刊發二零零七年五月二十一日的有關公告，並已將二零零七年六月五日的有關通函發送各股東。

截至二零零七年十二月三十一日止年度，國泰航空集團根據框架協議應支付予港機工程集團的費用總額為港幣十八億三千一百萬元。

(ii) 香港太古集團有限公司（「香港太古集團」）
根據二零零四年十二月一日與香港太古集團簽訂的協議（「香港太古集團服務協議」），香港太古集團提供服務予公司及其附屬公司。該等服務太古集團員工的全職或兼職服務、其他行政及同類型服務，以及其他或會不時互相協定的服務。該等服務還包括提供英國太古集團有限公司（「太古」）集團董事及高層人員的意見與專業知識，包括（但不限於）協助與監管機構及其他政府部門或官方機構進行磋商。

作為此等服務的報酬，香港太古集團收取服務年費，計算方法乃按公司扣除税項及少數股東權益前並經若干調整後的綜合溢利的百分之二點五。每年的費用分兩期於期末以現金支付，中期付款於十月底或之前支付，末期付款則在考慮過中期付款並予以調整後，於翌年四月底或之前支付。公司亦向太古集團按其成本支付於提供服務期間所產生的一切費用。

香港太古集團服務協議現時的期限由二零零八年一月一日至二零一零年十二月三十一日，終止後可續期，每三年為一期，除非協議任何一方給予另一方不少於三個月通知於任何年份的十二月三十一日終止該協議。

香港太古集團乃太古股份有限公司的最終控股公司，太古股份有限公司持有公司約百分之三十二點八的已發行股本，而因香港太古集團為太古全資附屬公司，根據上市規則，該公司因此乃公司的關連人士。在香港太古集團服務協議下進行的交易乃屬持續關連交易，公司已就此發出二零零四年十二月一日、二零零六年三月七日及二零零七年十月一日的公告。

截至二零零七年十二月三十一日止年度，公司根據香港太古集團服務協議付予香港太古集團的服務費總計為港幣三千三百萬元，而港幣一千九百萬元費用已按成本支付。

32. Principal subsidiary and jointly controlled companies at 31st December 2007

32. 二零零七年十二月三十一日結算的主要附屬公司及共控公司

	Place of incorporation and operation 註冊成立及經營地點	Principal activities 主要業務	Issued share capital 已發行股本	Owned directly 直接擁有	Owned by subsidiary and jointly controlled companies 附屬公司及共控公司擁有	Attributable to the Group 集團佔有
Subsidiary companies: 附屬公司：						
HAECO ATE Component Service Limited	Hong Kong 香港	Aircraft component repair services 飛機部件修理服務	Share capital of HK$2,000,000 港幣2,000,000元股本	100%	–	100%
Singapore HAECO Pte. Limited	Singapore 新加坡	Line maintenance 外勤維修	Share capital of SGD1 新加坡幣1元股本	100%	–	100%
Taikoo (Xiamen) Aircraft Engineering Company Limited* 廈門太古飛機工程有限公司*	Xiamen 廈門	Aircraft overhaul and maintenance 飛機大修及維修服務	Registered capital of US$41,500,000 41,500,000美元註冊資本	56.6%	–	56.6%
Taikoo (Xiamen) Landing Gear Services Company Limited* 廈門太古起落架維修服務有限公司*	Xiamen 廈門	Landing gear repair and overhaul 起落架修理及大修	Registered capital of US$13,890,000 13,890,000美元註冊資本	50%	10%	55.6%
Jointly controlled companies: 共控公司：						
Goodrich Asia-Pacific Limited	Hong Kong 香港	Carbon brake machining and wheel hub overhaul 碳質掣動片切削及輪轂大修	Share capital of HK$9,200,000 港幣9,200,000元股本	49%	–	49%
Goodrich TAECO Aeronautical Systems (Xiamen) Company Limited* 廈門豪富太古宇航有限公司*	Xiamen 廈門	Aircraft fuel control, flight control and electrical component repairs 飛機燃油控制儀、航空控制儀及電器部件修理	Registered capital of US$5,000,000 5,000,000美元註冊資本	–	35%	19.8%
Honeywell TAECO Aerospace (Xiamen) Company Limited* 廈門霍尼韋爾太古宇航有限公司*	Xiamen 廈門	Aircraft hydraulic, pneumatic, avionic component and other aviation equipment repairs 飛機液壓、氣壓、航電部件及其他航空設備修理服務	Registered capital of US$5,000,000 5,000,000美元註冊資本	25%	10%	30.7%
Hong Kong Aero Engine Services Limited 香港航空發動機維修服務有限公司	Hong Kong 香港	Commercial aero engine overhaul services 商用飛機引擎大修服務	Share capital of HK$200 港幣200元股本	45%	–	45%
IN-Services Asia Limited	Hong Kong 香港	Aircraft component trading and repair services 飛機部件貿易及修理服務	Share capital of HK$7,800,000 港幣7,800,000元股本	35%	–	35%
Singapore Aero Engine Services Pte. Limited 新加坡航空發動機維修服務有限公司	Singapore 新加坡	Commercial aero engine overhaul services 商用飛機引擎大修服務	Share capital of US$54,000,000 54,000,000美元股本	–	20%	9%
Taikoo (Shandong) Aircraft Engineering Company Limited* 山東太古飛機工程有限公司*	Shandong 山東	Heavy maintenance services for narrow-body aircraft 狹體飛機大型維修服務	Registered capital of RMB200,000,000 200,000,000人民幣註冊資本	30%	10%	35.7%

Principal subsidiary and jointly controlled companies are those which, in the opinion of the Directors, materially affect the results or assets of the Group.

主要附屬公司及共控公司乃董事局認為對集團業績及資產有重要影響的公司。

* Equity joint venture registered in Mainland China.

* 於中國內地註冊的合股式合資企業。

1. Basis of preparation

The accounts have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") and under the historical cost convention as modified by the revaluation of financial assets (including derivative instruments) at fair value through profit or loss.

The preparation of accounts in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the accounts, are disclosed in note 3 to the accounts.

In 2007, the Group adopted the following new or revised standards and interpretations of HKFRS below, which are relevant to its operations. Where applicable, the 2006 comparatives have been amended as required.

HK(IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment
HKFRS 7	Financial Instruments: Disclosures
HKAS 1 (Amendment)	Presentation of Financial Statements: Capital Disclosures

The Group has not early adopted the following new standards or interpretations that have been issued but are not yet effective. The adoption of such standards or interpretations would not result in substantial changes to the Group's accounting policies.

		Effective for accounting periods beginning on or after
HKAS 23 (Revised)	Borrowing Costs	1st January 2009
HKFRS 8	Operating Segments	1st January 2009
HK(IFRIC)-Int 11	HKFRS 2 – Group and Treasury Share Transactions	1st March 2007
HK(IFRIC)-Int 12	Service Concession Arrangements	1st January 2008
HK(IFRIC)-Int 13	Customer Loyalty Programmes	1st July 2008
HK(IFRIC)-Int 14	HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction	1st January 2008

2. Basis of consolidation

The consolidated accounts incorporate the accounts of the Company and its subsidiary companies made up to 31st December.

Subsidiary companies are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

1. 編製原則

賬目乃按照香港財務報告準則及依據歷史成本常規法編製，並按公平值列入損益賬的財務資產 (包括衍生工具) 的重估作出修訂。

遵照香港財務報告準則編製賬目，需要作出若干重要的會計估計，亦需要管理層在應用集團的會計政策過程中行使判斷。涉及較艱深或較複雜的範疇，或所作假設及估計對賬目有重大影響的範疇，於賬目附註3披露。

在二零零七年，集團採納以下新訂或經修訂的香港財務報告準則及詮釋，該等準則及詮釋與其業務營運有關。如適用，二零零六年的比較數據已按需要予以修訂。

香港（國際財務報告詮釋委員會） — 詮釋第7號	應用香港財務報告準則第29號的重列法
香港（國際財務報告詮釋委員會） — 詮釋第8號	香港財務報告準則第2號的範圍
香港（國際財務報告詮釋委員會） — 詮釋第9號	重新評估勘入式衍生工具
香港（國際財務報告詮釋委員會） — 詮釋第10號	中期財務報告及減值
香港財務報告準則第7號	金融工具：披露
香港會計準則第1號（修訂）	財務報表的呈報：資本披露

集團並無提前採納以下已頒佈但未生效的新訂準則或詮釋。採納此等準則或詮釋不會對集團的會計政策造成重大改變。

		在當日或之後開始的會計計生效
香港會計準則第23號（重訂）	借款費用	二零零九年一月一日
香港財務報告準則第8號	營運分項	二零零九年一月一日
香港（國際財務報告詮釋委員會）— 詮釋第11號	香港財務報告準則第2號 — 集團及庫存股份交易	二零零七年三月一日
香港（國際財務報告詮釋委員會）— 詮釋第12號	服務特許權安排	二零零八年一月一日
香港（國際財務報告詮釋委員會）— 詮釋第13號	客戶忠誠計劃	二零零八年七月一日
香港（國際財務報告詮釋委員會）— 詮釋第14號	香港會計準則第19號 — 界定福利資產的限制、最低資金要求及其相互間的關係	二零零八年一月一日

2. 綜合原則

綜合賬目包括公司及其附屬公司結算至十二月三十一日的賬目。

附屬公司自股權控制轉移至集團之日起，其賬目已全面合併於集團賬內，並於股權控制終止之日起從集團賬中剔除合併。

The purchase method of accounting is used to account for the acquisition of subsidiary companies by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary company acquired, the difference is recognised directly in the profit and loss account.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated upon consolidation. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiary and jointly controlled companies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Minority interests in the balance sheet comprise the outside shareholders' proportion of the net assets of subsidiary companies. The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the profit and loss account. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary company.

3. Subsidiary companies

Subsidiary companies are those companies in which the Group, directly or indirectly, has an interest of more than half the voting powers or otherwise has the power to govern the financial and operating policies.

In the Company's balance sheet investments in subsidiary companies are stated at cost less provision for any impairment losses. The results of subsidiary companies are accounted for by the Company on the basis of dividends received and receivable.

4. Jointly controlled companies

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity of the entity.

集團以購買會計法為集團購入的附屬公司列賬。購買成本乃按交易當日所獲資產的公平值、所發行的權益衍生工具，以及所產生或承擔的負債，加上直接因購買交易而引起的成本計算。在商業合併過程中產生的可辨認購入資產、負債及或有負債，均於購買當日按其公平值作出初步計量，而不考慮任何程度的少數股東權益。從購買成本扣除集團應佔可辨認購買資產淨值後的餘額，以商譽列賬。如購買成本低於所購入附屬公司資產淨值的公平值，其差額將直接在損益賬中確認。

集團旗下公司間的交易、結餘及交易的未變現利益，均於合併時抵銷。未變現虧損亦予抵銷，除非交易有證據證明轉讓資產出現減值。附屬及共控公司的會計政策已在必要時作出相應更改，以確保與集團所採納的政策一致。

在資產負債表中的少數股東權益指集團以外的股東所佔附屬公司的資產淨值。集團政策是將與少數股東進行的交易視作集團對外交易。向少數股東權益出售而令集團出現的盈利及虧損，記入損益賬中。向少數股東權益購買則出現商譽，即任何已付代價與相關應佔附屬公司資產淨值的賬面值之間的差異。

3. 附屬公司

附屬公司乃指集團直接或間接持有逾半數投票權的權益或有權管治其財務及營業政策的公司。

在公司的資產負債表內，附屬公司的投資按成本扣除任何減值虧損準備入賬。附屬公司業績在公司賬目中按已收及應收股息入賬。

4. 共控公司

合資聯營乃一項合約安排，由集團及其他夥伴進行一項經濟活動，而該項經濟活動為共同控制，沒有任何參與的夥伴能對該公司的經濟活動進行單方面控制。

Investments in jointly controlled companies are accounted for by the equity method of accounting and are initially recognised at cost. The excess of the cost of investment in jointly controlled companies over the fair value of the Group's share of the identifiable net assets acquired represents goodwill. The Group's investments in jointly controlled companies include goodwill (net of any accumulated impairment losses) arising on acquisitions.

The consolidated profit and loss account includes the Group's share of results of jointly controlled companies. In the consolidated balance sheet, the investment in jointly controlled companies represents the Group's share of net assets. When the Group's share of losses in a jointly controlled company equals or exceeds its interest in the jointly controlled company, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the jointly controlled company. Results reported by jointly controlled companies are changed where necessary to ensure no material inconsistency with differences from the accounting policies adopted by the Group.

In the Company's balance sheet, investments in jointly controlled companies are stated at cost less provision for any impairment losses. The results of jointly controlled companies are accounted for by the Company on the basis of dividends received and receivable.

5. Foreign currency translation

Items included in accounts of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated accounts are presented in Hong Kong dollars, which is the Company's functional and presentation currency.

Foreign currency denominated monetary assets and liabilities and the balance sheets are translated into Hong Kong dollars, the Group's presentation currency, at the rates of exchange ruling at the balance sheet date. Foreign currency transactions during the year are translated at the market exchange rates ruling at the transaction dates. Exchange differences are reflected in the profit and loss account except for unrealised differences on net investments in foreign subsidiary and jointly controlled companies which are taken directly to reserves.

The balance sheets of foreign subsidiary and jointly controlled companies denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss accounts are translated at the weighted average exchange rates during the year. When foreign subsidiary or jointly controlled companies are sold, such exchange differences are recognised in the profit and loss account as part of the gain or loss on sale.

於共控公司的投資以權益會計法入賬，並按成本初始確認。於共控公司的投資成本高於集團應佔可辨認已購資產淨值的公平值時，其差額列作商譽。集團於共控公司的投資包括於收購時產生的商譽（扣除任何累積減值虧損）。

綜合損益賬包括集團應佔共控公司的業績。在綜合資產負債表中，於共控公司的投資相等於集團應佔資產淨值。如集團的應佔共控公司虧損相等於或超逾其佔共控公司的權益，包括任何其他無抵押應收賬項，則集團不確認進一步的虧損，除非集團已代共控公司承擔負債或支付款項。如有需要，共控公司所報告的業績會作出更改，以確保並無與集團採納的會計政策有重大差異。

在公司資產負債表中，於共控公司的投資按成本扣除減值虧損準備列賬。共控公司的業績以所收及應收股息計算在公司賬內。

5. 外幣換算

集團旗下各公司的賬目所載項目，均以該公司營運的主要經濟環境所採用的貨幣（「功能貨幣」）計算。綜合賬目乃以港幣呈列，而港幣乃公司的功能及呈列貨幣。

以外幣為單位的貨幣資產及負債以及資產負債表，經按資產負債表結算日的兌換率化為港元，即集團的列賬貨幣。年內的外幣交易以交易日的市場匯兌率換算。匯兌差額已列入損益賬，但於外國附屬及共控公司的投資淨額的未變現差額則除外，該等差額直接計入儲備中。

於年內，以外幣計值的外國附屬及共控公司的資產負債表以資產負債表結算日的兌換率折算，而損益賬則以加權平均匯率折算。如售出外國附屬或共控公司，該等匯兌差額則作為出售盈虧的一部分於損益賬中確認。

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

購入外國企業所產生的商譽及公平值調整，乃作為該外國公司的資產及負債處理，並按收市匯率折算。

6. Assets under operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases.

Payments made and due under operating lease agreements are aggregated and charged to operating profit evenly over the periods of the respective leases.

6. 營業租賃資產

如絕大部分資產的回報及風險擁有權為租賃公司所持有，租賃作為營業租賃入賬。

按營業租賃協議支付或應付的租賃費用，經合併計算按各自的租賃期平均列入營業溢利賬中支銷。

7. Property, plant and equipment

Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are expensed in the profit and loss account during the financial period in which they are incurred.

Rates of depreciation are calculated using the straight line method to allocate the cost of property, plant and equipment to their residual values over their estimated useful lives. Depreciation rates in use for property, plant and equipment are as follows:

Buildings and building facilities	2.5% to 10%
Equipment, plant, machinery and tools	9% to 33%
Motor vehicles	18% to 20%
Rotable spares	7%
Plant and buildings under construction	Nil

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Where the carrying amount of an asset is greater than its estimated recoverable amount, an impairment loss is recognised to reduce the asset to its recoverable amount.

The gain or loss on disposal of property, plant and equipment represents the difference between the net sales proceeds and the carrying amount of the asset, and is recognised in the profit and loss account.

7. 物業、廠房及設備

物業、廠房及設備按成本減累積折舊及累積減值虧損列賬。成本包括直接因購買項目而引起的開支。

其後成本只在與該項目相關的未來經濟效益有可能歸於集團，並能可靠地計算出項目成本的情況下，始包括在資產的賬面值或確認為另立的資產（視何者適用而定）。所有其他修理及維修開支於其產生的財政期間計入損益賬中。

折舊率以直線法按物業、廠房及設備的估計可供使用年期分攤其成本至其剩餘價值計算。物業、廠房及設備使用的折舊率如下：

樓宇及樓宇設施	2.5%至10%
設備、廠房、機器及工具	9% 至33%
汽車	18% 至20%
可修周轉件	7%
興建中的廠房及樓宇	無

資產的剩餘價值及可供使用年期均於各資產負債表結算日進行檢討，並作出必要的調整。

如資產的賬面值高於其估計可收回值，則認算減值虧損以將資產值減至其可收回值。

出售物業、廠房及設備損益乃指出售淨收入與資產賬面值的差額，並於損益賬中確認。

8. Intangible assets

(i) Goodwill

Goodwill arising on consolidation represents the excess of cost of acquisition of subsidiary and jointly controlled companies over the Group's share of the fair value ascribed to the separable net assets at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of jointly controlled companies is included in investments in jointly controlled companies. Goodwill is tested annually for impairment and carried at costs less accumulated impairment losses. Any impairment arising on goodwill is recognised in the profit and loss account immediately. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to a cash generating unit for the purpose of impairment testing. The recoverable amount of a cash generating unit is determined based on value-in-use calculations.

(ii) Computer software

Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred. Costs that are directly associated with the acquisition of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets.

Computer software costs are amortised over their estimated useful life of five years.

9. Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation, but are tested at least annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

10. Financial assets

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

8. 無形資產

(i) 商譽值

綜合賬目所產生的商譽值為購入附屬及共控公司的成本扣除在購入當天集團在可分資產淨值中應佔的公平值後的超出額。購入附屬公司所產生的商譽值包括在無形資產中。購入共控公司所產生的商譽值包括在共控公司的投資中。商譽值每年會進行減值測試，並按成本扣除累積減值虧損入賬。任何商譽減值即時於損益賬中確認。出售企業的損益包括有關售出企業的賬面商譽值。

為進行減值評估，商譽值按各現金產生單位歸類。現金產生單位的可收回款額按使用價值計算。

(ii) 電腦軟件

與開發或維修電腦軟件程式相關的成本按發生時以費用入賬。直接與購買集團所控制的可識別及獨有軟件產品有關，並可能產生超逾一年經濟效益的成本，以無形資產入賬。

電腦軟件成本按其估計的五年使用期攤銷。

9. 資產減值

無限定可使用年期的資產毋須作攤銷，但至少每年測試有否減值，並當情況或環境變化顯示賬面值或不能收回時作減值檢討。須攤銷的資產則在情況或環境變化顯示出賬面值或不能收回時作出減值檢討。如資產的賬面值超逾其可收回款額，超逾的款額則確認為減值虧損。可收回款額為資產公平值扣除銷售成本及使用價值兩者中較高者。為評估減值，資產按可獨立識別現金流量的最小組合歸為一組。

10.財務資產

集團將其財務資產劃分為以下類別：按公平值列入損益賬、貸款及應收款項，以及可供出售。分類方法取決於財務資產的收購目的。管理層於初始確認時為其財務資產分類。

(i) Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

(ii) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. The Group's loans and receivables comprise 'trade and other receivables' and cash and cash equivalents in the balance sheet (Note 13 and 14).

(iii) Available-for-sale financial assets
Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of financial assets are recognised on the trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the profit and loss account. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortised cost using the effective interest method.

Gains or losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are presented in the profit and loss account within 'other (losses)/gains – net' in the period in which they arise.

The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. Impairment testing of trade receivables is described in Note 13.

(i) 按公平值列入損益賬的財務資產
按公平值列入損益賬的財務資產是持作買賣的財務資產。如所收購的財務資產主要是為了在短期內出售，則劃分為此類別。衍生工具亦被劃分為持作買賣用途，除非已被指定為對沖工具。此類別的資產被劃分為流動資產。

(ii) 貸款及應收款項
貸款及應收款項均設有固定或可確定付款金額，且並無在活躍市場上報價的非衍生財務資產。此等項目已計入流動資產之內，但由結算日起計十二個月後方到期的項目則除外，該等項目被劃分為非流動資產。集團的貸款及應收款項包括資產負債表內的「貿易及其他應收款項」以及現金及現金等價物 (附註13及14)。

(iii) 可供出售的財務資產
可供出售的財務資產如指定劃分為此類別或非歸入任何其他類別，則列作非衍生工具。除非管理層計劃於結算日起計十二個月內出售有關投資，否則可供出售投資將計入非流動資產內。

財務資產的收購及出售，均於交易日（即集團承諾收購或出售該資產當日）確認。那些並無按照公平值列入損益賬的財務資產乃按公平值初始確認，並加上交易成本。按照公平值列入損益賬的財務資產則按公平值初始確認，其交易成本在損益賬中支銷。當集團從投資項目收取現金流量的權利已到期或已被轉讓，或集團已大致上將擁有權的所有風險和回報轉移，則剔除確認該等財務資產。可供出售財務資產及按公平值列入損益賬的財務資產隨後按公平值列賬。借款及應收款項以實際利率法按已攤銷成本列賬。

「按公平值列入損益賬的財務資產」類別的公平值如出現變動，所產生的盈利或虧損均呈列於產生期內損益賬的「其他（虧損）/盈利－淨額」項中。

遠期外匯合約的公平值則採用資產負債表結算日的遠期匯率釐定。

集團於每個結算日評估有否客觀跡象顯示財務資產或一組財務資產出現減值。貿易應收款項的減值測試於附註13載述。

11. Derivative financial instruments and hedging activities

Derivatives are initially recognised at fair value on the date derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (1) hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); (2) hedges of highly probable forecast transactions (cash flow hedge); or (3) hedges of net investments in foreign operations.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

(i) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the profit and loss account, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

(ii) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the profit and loss account.

Amounts accumulated in equity are recycled in the profit and loss account in the periods when the hedged item will affect profit and loss (for instance when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory or property, plant and equipment) or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the profit and loss account. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to profit and loss account.

11. 衍生金融工具及對沖活動

衍生工具於訂立衍生工具合約當日按公平值初始確認，並按其後公平值重新計量。確認所得盈虧的方法，取決於衍生工具是否界定為對沖工具，如是，則取決於被對沖項目的性質。集團指定的若干衍生工具為：(1) 對以公平值計算的已確認資產或負債或堅定承諾所作的對沖（公平值對沖）；(2) 對可能性甚高的預測交易所作的對沖（現金流量對沖）；或 (3) 對沖海外業務投資淨額。

集團在交易開始時以文件記錄對沖工具及被對沖項目的關係，以及進行各項對沖交易的風險管理的目的與策略。集團亦就對沖交易的衍生工具（在開始及持續進行對沖時）是否能高度有效地抵銷被對沖項目的公平值變化或現金流量進行評估，並作記錄。

(i) 公平值對沖

被指定及符合為公平值對沖工具的衍生工具的公平值變化，連同被對沖資產或負債中對沖風險應佔的公平值變化記入損益賬中。

(ii) 現金流量對沖

被指定及符合作為現金流量對沖工具的衍生工具，其公平值變化的有效部分於權益中確認。與無效部分相關的盈虧， 即時於損益賬中確認。

在權益累積的數額，會在被對沖項目將對盈虧造成影響的期間回流到損益賬中（例如對沖的預測銷售發生）。然而，如被對沖的預測交易最終確認為非財務資產（例如存貨或物業、廠房及設備）或負債，則過往於權益中遞延的盈虧由權益轉撥，並包括在資產或負債成本的初始計量中。

如對沖工具期滿或售出，或如對沖不再符合對沖會計的準則，則當時在權益存在的任何累積盈虧仍然存於權益中，並會在預測的交易最終在損益賬中確認時確認。如預測的交易預計不能進行，則已在權益呈報的累積盈虧會即時轉撥至損益賬中。

(iii) Net investment hedge
Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the profit and loss account.

Gains and losses accumulated in equity are included in the profit and loss account when the foreign operation is disposed of.

(iv) Derivatives that do not qualify for hedge accounting
Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the profit and loss account.

12. Stocks and work in progress

Stocks are stated at the lower of cost, calculated on a weighted average basis, and net realisable value. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses. Work in progress is evaluated on an individual contract basis with reference to the percentage of completion based on cost incurred to date.

13. Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtors, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments (more than 3 months overdue) are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the assets's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognised in the profit and loss account. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the profit and loss account.

14. Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, amounts repayable on demand from banks and financial institutions and short-term liquid investments which were within three months of maturity when acquired, less bank overdrafts.

(iii)投資淨額對沖
海外業務的投資淨額對沖的入賬方式與現金流量對沖相若。對沖工具與對沖有效部分相關的任何盈利或虧損，於權益中確認；與無效部分相關的盈利或虧損即時於損益賬中確認。

在權益累積的盈利與虧損在海外業務售出時記入損益賬中。

(iv)不符合對沖會計的衍生工具
若干衍生工具不符合對沖會計。任何不符合對沖會計的衍生工具的公平值變化，會即時於損益賬中確認。

12. 存貨及未完工程

存貨按以加權平均基準計算的成本與可變現淨值兩者中的較低者入賬。可變現淨值乃按預期出售收入減估計銷售開支而釐定。未完工程根據至今已產生的成本，以個別合約為基礎參考完成百分比進行評估。

13. 貿易應收款項

貿易應收款項按公平值初始確認，隨後則採用實際利率法按已攤銷成本並扣除減值準備計量。如有客觀跡象顯示集團將不能根據應收款項的原有條款收回所有欠付賬項，即為貿易應收款項作出減值撥備。債務人面對重大財務困難、債務人可能破產或進行財務重組，以及拖欠或逾期付款(逾期超過三個月)，均被視為貿易應收款項減值的跡象。準備金額為資產的賬面值與按原實際利率貼現的預計未來現金流量的現值的差額。資產的賬面值透過使用備抵賬目沖調，而虧損數額則在損益賬中確認。貿易應收款項如無法收回，則須於應收款項的備抵賬目撇銷。之前已撇銷的款項如其後收回，則於損益賬中記賬。

14. 現金及現金等價物

現金及現金等價物包括庫存現金、銀行及財務機構催繳時須清還的款項及於購入時三個月內期滿的短期流動投資，減銀行透支。

15. Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company's equity share capital, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company's equity holders until the shares are cancelled.

16. Trade payables

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

17. Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised costs; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the profit and loss account over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

18. Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Taxation rates enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

15. 股本

普通股歸類為權益。有關發行新股的新增直接成本，於權益列作所得款項的扣減（扣除稅項）。

當任何集團公司購入公司的權益股本，包括任何新增直接成本（扣除所得稅）的已付代價，由公司權益持有人應佔權益扣除，直至該等股份已註銷。

16. 貿易應付款項

貿易應付款項按公平值初始確認，其後則採用實際利率法按已攤銷成本計量。

17. 借款

借貸按公平值扣除已產生的交易成本初始確認。交易成本為財務負債直接應佔的增加成本，包括向代理商、顧問、經紀及交易商支付的費用及佣金、監管代理機構及證券交易所徵收的款項，以及過戶登記稅項及稅款。借款其後按已攤銷成本列賬；所得款項（扣除交易成本）與贖回價值之間的任何差額，於借款期採用實際利率法於損益賬中確認。

除非集團有權無條件延遲償還負債直至資產負債表結算日後最少十二個月，否則借款歸類為流動負債。

18. 遞延稅項

遞延稅項乃採用負債法，就資產及負債的評稅基準與其在賬目中的賬面值引起的暫時差異作出全數準備。然而，倘遞延所得稅乃因初始確認一項非業務合併的交易中的資產或負債而產生，而在進行交易時並無影響會計或應課稅溢利或虧損，則不予計算。遞延稅項乃採用在資產負債表結算日前已頒佈或實質頒佈，且預期於相關遞延所得稅資產變現或遞延所得稅負債清還時應用的稅率釐定。

遞延稅資產於有可能將未來應課稅溢利與可運用的暫時差異抵銷而確認。

Deferred taxation is provided on temporary differences arising on investments in subsidiary and jointly controlled companies, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

19. Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

20. Turnover and revenue recognition

Turnover represents the aggregated amounts invoiced to customers and changes in work in progress. Invoices are raised either on completion or on stage completion depending on the terms of individual contracts. For incomplete contract work, revenue recognised represents cost of work incurred which is valued on the same basis as work in progress. Total revenue recognised for the completed contract is equal to the aggregated amounts invoiced for the contract. Finance income is recognised on an accrual basis. Dividend income is recognised when the right to receive payment is established.

21. Staff benefits

(i) Retirement benefits

The Company offers either Mandatory Provident Fund ("MPF") or one of two defined benefit retirement schemes to staff. The latter schemes are held under trust arrangements and actuarially valued as required on a regular basis using a prospective actuarial valuation method. They are funded in accordance with the actuarial recommendation.

The Company's contributions to the MPF are charged to the profit and loss account as incurred. For the two defined benefit schemes, retirement benefit costs, which are assessed using the projected unit credit method, are charged to the profit and loss

遞延税項乃就附屬及共控公司投資產生的暫時差異而作出準備，但如可以控制暫時差異的撥回時間，並有可能在可預見將來不會撥回則除外。

19. 準備

如集團因過往事件而須承擔現有的法定或推定責任，在解除該責任時極有可能引致資源流出，且流出的數額已作出可靠的估算，則需確認準備。

倘有多項類似責任，解除責任會否引致資源流出則經考慮責任的整體類別後釐定。即使相同類別責任中任何一項引致資源流出的可能性或不大，仍需確認準備。

20. 營業總額及收益認算

營業總額指開給客戶發票的金額總數及未完工程變動。發票根據個別合約條款於工程完畢後或按完成階段開出。未完工程的認算收益為按未完工程準則估值的有關工程成本 。完成工程的總認算收入相等於就該合約開出發票的金額總數。財務收入按應計基準認算。股息收入於確定有權接受款項後認算。

21. 僱員福利

(i) 退休福利

公司讓其僱員選擇參加強制性公積金（「強積金」）或兩項界定退休福利計劃其中一項。兩項界定退休福利計劃以信託協議持有，定期要求精算師以預期精算的估值方法予以估值。此等計劃乃根據精算建議供款。

公司的強積金供款如數記入損益賬內。而兩項界定福利計劃則用預計單位貸記法估量的退休福利費用記入損益賬。按照此法，計劃資產按

account. Under this method, plan assets are measured at fair value; retirement benefit obligations are measured as the present value of the estimated future cash flows by reference to market yields on Exchange Fund Notes, which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses to the extent of the amount in excess of 10% of the greater of the present value of the plan obligations and the fair value of plan assets are recognised in the consolidated profit and loss account over the expected average remaining service lives of the participating employees.

The above calculations are performed annually by an actuary or the administration manager of the schemes.

TAECO pays contributions to the required statutory retirement scheme for its local employees. The scheme is operated by the Mainland China government. In addition, it operates a defined contribution scheme for employees who have worked for more than five years. Both TAECO and the employees are required to contribute to the scheme. Contributions to the schemes are expensed as incurred.

Singapore HAECO Pte. Limited pays contributions to the required statutory retirement scheme, Central Provident Fund, for its local employees. The scheme is operated by Singapore government and contributions to the schemes are expenses as incurred.

(ii) Staff leave entitlements
Costs related to staff annual leave are recognised as the leave accrues to staff.

22. Dividend distribution

Final dividends are recognised as a liability on approval by the Company's shareholders. Interim dividends are recognised as a liability on approval by the Company's Board.

23. Related parties

Related parties are individuals and companies, including subsidiary and jointly controlled companies, where the individual, company, or group has the ability, directly or indirectly, to control the other party or exercise significant influence over the party in making financial and operating decisions.

公平值衡量，而退休福利責任則參考期限與外匯基金票據的相若負債的市場孳息率，以預計其未來現金流量，再折算為現值。精算盈虧以計劃責任現值或計劃資產公平值兩者之間較大者百分之十為限，超過此上限的金額將按參與僱員的預期平均餘下服務年期間，在綜合損益賬中認算。

以上的計算每年由精算公司或計劃的管理經理進行。

廈門太古飛機工程公司為其當地僱員向所需的法定退休計劃供款。該計劃由中國內地政府運作。此外，該公司為服務超過五年的僱員提供一項界定費用供款計劃。廈門太古飛機工程公司及其僱員均須就計劃供款。向該等計劃所作的供款在須作供款時支付。

Singapore HAECO Pte. Limited 為其當地僱員向指定的法定退休計劃中央公積金供款。該計劃由新加坡政府運作，向該計劃所作的供款在須作供款時支付。

(ii) 僱員可享有的假期
與僱員年假相關的費用獲認算為僱員應計假期。

22. 派息

末期股息在公司股東通過後確認為負債。中期股息在公司董事局通過後確認為負債。

23. 有關連人士

有關連人士指個人及公司，包括附屬公司及共控公司，其個人、公司或集團有能力直接或間接控制另一方，或可在財務及營運決策上對另一方行使重大影響力。

CORPORATE INFORMATION
公司資料

Hong Kong Aircraft Engineering Company Limited
(Incorporated in Hong Kong with limited liability)

Registered Office
35th Floor, Two Pacific Place
88 Queensway
Hong Kong

Auditors
PricewaterhouseCoopers

Stock Code
The Stock Exchange of Hong Kong: 00044
Symbol for ADR Code: HKAEY
CUSIP Reference Number: 438569105

Depositary
The Bank of New York
Investor Services
P.O. Box 11258
Church Street Station
New York, NY10286-1258
U.S.A.
Tel: 1-888-BNY-ADRS (1-888-269-2377) (Toll free)
Fax: 1-212-571-3050
E-mail: ADR@bankofny.com
Website: www.adrbny.com

Principal Banker
The Hongkong and Shanghai Banking Corporation Limited

Registrars
Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East, Hong Kong
Website: www.computershare.com

Website
www.haeco.com

For further information about Hong Kong Aircraft Engineering Company Limited, please contact:
General Manager Group Public Affairs
Hong Kong Aircraft Engineering Company Limited
35th Floor, Two Pacific Place
88 Queensway
Hong Kong
Tel: (852) 2840-8098
Fax: (852) 2526-9365

香港飛機工程有限公司
(於香港註冊成立的有限公司)

註冊辦事處
香港金鐘道八十八號
太古廣場二座三十五樓

核數師
羅兵咸永道會計師事務所

股票代號
香港聯合交易所：00044
美國預託證券編號：HKAEY
CUSIP參考編號：438569105

股票托管處
The Bank of New York
Investor Services
P.O. Box 11258
Church Street Station
New York, NY10286-1258
U.S.A.
Tel: 1-888-BNY-ADRS (1-888-269-2377)
(美國境內免費電話)
傳真：1-212-571-3050
電郵：ADR@bankofny.com
網址：www.adrbny.com

主要往來銀行
香港上海滙豐銀行有限公司

股份登記處
香港中央證券登記有限公司
香港皇后大道東一八三號
合和中心四十六樓
網址：www.computershare.com

網址
www.haeco.com

查詢有關香港飛機工程有限公司之詳情，請聯絡：
香港飛機工程有限公司
公共事務總經理
香港金鐘道八十八號
太古廣場二座三十五樓
電話：(852) 2840-8098
傳真：(852) 2526-9365

Design: Swire Group Public Affairs Department Printed in Hong Kong
設計：太古集團公共事務部 印刷：香港

SWIRE

www.haeco.com

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this document, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hong Kong Aircraft Engineering Company Limited ("the Company"), you should at once hand this document and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

NOTICE OF ANNUAL GENERAL MEETING AND PROPOSALS FOR GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES

HAECO

Hong Kong Aircraft Engineering Company Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 00044)

9th April 2008

Directors:

Executive Directors

Christopher Dale PRATT, CBE, Chairman

CHAN Ping Kit, Deputy Chairman and Chief Executive Officer

John Charles Godfrey BREMRIDGE, Chief Operating Officer

Mark HAYMAN, Director Engineering

Michelle LOW Mei Shuen, Director Finance

Mohan Joseph Ashokumar SATHIANATHAN, Director Commercial

Non-Executive Directors

Martin CUBBON

Christopher Patrick GIBBS

Davy HO Cho Ying

Peter Andre JOHANSEN

Antony Nigel TYLER

Independent Non-Executive Directors

Robert Ernest ADAMS

James Seymour DICKSON LEACH

Albert LAM Kwong Yu, SBS

Lincoln LEONG Kwok Kuen

David TONG Chi Leung

Registered Office:

35th Floor
Two Pacific Place
88 Queensway
Hong Kong

Hong Kong Aircraft Engineering Company Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 00044)

9th April 2008

To the shareholders

Dear Sir or Madam,

NOTICE OF MEETING

1. Notice of the annual general meeting ("AGM") for 2008 is set out on pages 5 to 6 of this circular. Enclosed with this circular is a form of proxy for use at that meeting. Whether or not you intend to be present at the 2008 AGM you are requested to complete the form of proxy and return it to the Registrars of the Company in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding that meeting.

2. The completion of a form of proxy and returning it to the Registrars of the Company will not preclude you from attending and voting in person at the meeting or poll concerned and, in such event, the appointment of the proxy will be deemed to be revoked.

GENERAL MANDATES

3. At the AGM of the Company held on 8th May 2007, ordinary resolutions were passed giving general mandates to Directors (i) to make on-market share repurchases (within the meaning of the Code on Share Repurchases) of up to 10 per cent of the issued share capital of the Company as at 8th May 2007; and (ii) to allot, issue and otherwise deal with shares equal to 20 per cent of the shares of the Company in issue at 8th May 2007 provided that the shares which may be allotted wholly for cash shall not exceed 5 per cent of the shares in issue at 8th May 2007. No shares have been repurchased or allotted, issued or otherwise dealt with pursuant to these mandates.

4. Under the Companies Ordinance and the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules"), these general mandates lapse at the conclusion of the AGM for 2008, unless renewed at that meeting. Resolutions (Resolutions 4 and 5) will be proposed to renew the mandates for on-market share repurchase and issue of additional shares. The Explanatory Statement required by the Listing Rules to be sent to shareholders in connection with the proposed repurchase resolution is set out in the Appendix to this circular.

RE-ELECTION OF DIRECTORS

5. In relation to Resolution 2, Robert Ernest Adams, John Charles Godfrey Bremridge and Mark Hayman will retire at the forthcoming AGM and will offer themselves for re-election to serve for a term of three years in accordance with Article 93 of the Company's Articles of Association. Robert Ernest Adams is an independent non-executive Director ("INED") and has fulfilled all the factors for assessing independence set out in rule 3.13 of the Listing rules. Separate resolutions will be proposed for the re-election of these Directors. Their particulars and interests in the shares of the Company are provided in the "Directors and Officers" section and the "Directors' Report" in the Company's Annual Report 2007 which accompanies this circular. Other than as disclosed therein, they are not related to any Director, senior management or substantial shareholders of the Company. John Charles Godfrey Bremridge and Mark Hayman do not receive any emolument or director's fee from the Company. The remuneration of John Charles Godfrey Bremridge and Mark Hayman which is determined in accordance with the policy reviewed by the Remuneration Committee, is given in note 6 to the Accounts. Robert Ernest Adams is entitled to the Director's fee determined by the Board as recommended by the Remuneration Committee, currently fixed at the level of HK$300,000 per annum.

6. Each of the persons proposed for re-election as Directors has entered into a letter of appointment, which constitutes a service contract, with the Company. In accordance with the Company's Articles of Association, they will retire at the third AGM after re-election and will be eligible for re-election.

7. The Company's remuneration policy and the fees paid to Independent Non-Executive Directors are set out in the "Corporate Governance" section of the Annual Report 2007 and particulars of all the Directors' remuneration are given in note 6 to the Accounts.

8. Save for the information set out in paragraphs 5 to 7 above, there is no information to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules nor are there other matters that needs to be brought to the attention of shareholders in respect of the persons proposed for re-election as Directors at the 2008 AGM.

PROCEDURE BY WHICH A POLL MAY BE DEMANDED

9. Under the Articles of Association of the Company, at any general meeting, on a show of hands, every member present in person shall have one vote and on a poll every member present in person or by proxy shall have one vote for every fully paid up share of which he is the holder. A resolution put to the vote of a meeting shall be decided on a show of hands unless, before or on the declaration of the result of the show of hands or of the withdrawal of any other demand for a poll, a poll is duly demanded. Article 72 provides that, subject to the provisions of the Companies Ordinance, a poll may be demanded by:

   (i) the chairman of the meeting; or
   (ii) at least three members present in person or by proxy and entitled to vote at the meeting; or
   (iii) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or
   (iv) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

   Pursuant to this, I intend to direct that each of the resolutions proposed at the forthcoming AGM be voted on by poll.

10. Your Directors believe that the proposals described in this document are in the interests of the Company and its shareholders and accordingly recommend you to vote in favour of all of the resolutions to be proposed at the AGM.

Yours faithfully,
Christopher Pratt
Chairman

APPENDIX

The following is the Explanatory Statement required to be sent to shareholders under the Listing Rules in connection with the proposed general mandate for repurchase of shares and also constitutes the Memorandum required under section 49BA of the Companies Ordinance.

1. It is proposed that up to 10 per cent of any class of the Company's shares in issue at the date of the passing of the resolution to approve the general mandate may be repurchased. As at 18th March 2008, the latest practicable date for determining such figure, the number of Shares in issue was 166,324,850. On the basis of such figure (and assuming no shares are issued or repurchased after 18th March 2008 and up to the date of passing such resolution) the Directors would be authorised to repurchase up to 16,632,485 Shares.

2. The Directors believe that the ability to repurchase shares is in the interests of the Company and its shareholders. Repurchases may, depending on the circumstances, result in an increase in net assets and/or earnings per share. The Directors are seeking the grant of a general mandate to repurchase shares to give the Company the flexibility to do so if and when appropriate. The number of shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regard to the circumstances then pertaining.

3. It is envisaged that the funds required for any repurchase would be derived from the distributable profits of the Company.

4. There could be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its published audited accounts for the year ended 31st December 2007) in the event that the proposed share repurchases were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the general mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels, which in the opinion of the Directors are from time to time appropriate for the Company.

5. There are no Directors or (to the best of the knowledge of the Directors, having made all reasonable enquiries) any associates (as defined in the Listing Rules) of Directors who have a present intention, in the event that the general mandate is granted by shareholders, to sell shares to the Company.

6. The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make purchases pursuant to the general mandate in accordance with the Listing Rules and the laws of Hong Kong.

7. If as the result of a repurchase of shares a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for purposes of the Hong Kong Code on Takeovers and Mergers ("Takeover Code"). As a result, a shareholder, or group of shareholders acting in concert depending on the level of increase of shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeover Code.

The Directors are not aware of any consequences which would arise under the Takeover Code as a consequence of any purchase pursuant to the general repurchase mandate, save that in the event of full exercise of the repurchase mandate and the maintenance by Cathay Pacific Airways Limited ("CPA") of its present shareholding (amounting to approximately 27.45% of the votes attaching to the issued share capital of the Company) the percentage of the votes attaching to the share capital owned by CPA would increase to more than 30% and accordingly CPA may be obliged to make a general offer for all of the issued shares of the Company not owned by it. However, the Directors have no current intention to exercise the repurchase mandate to such an extent as would give rise to this situation.

8. No shares have been purchased by the Company in the previous six months (whether on the Stock Exchange or otherwise).

9. No connected persons (as defined in the Listing Rules) of the Company have notified it of a present intention to sell shares of the Company to the Company and no such persons have undertaken not to sell any such shares to the Company in the event that the general mandate is granted by shareholders.

10 The highest and lowest prices at which shares of the Company have traded on the Stock Exchange in each of the previous twelve months are as follows:

	Highest (HK$)	Lowest (HK$)
March 2007	120.3	112.8
April 2007	124.3	119.6
May 2007	122.0	119.5
June 2007	122.9	117.5
July 2007	141.7	119.0
August 2007	170.0	132.0
September 2007	180.9	172.5
October 2007	215.0	176.1
November 2007	241.6	191.4
December 2007	236.0	201.0
January 2008	213.8	157.8
February 2008	187.5	161.7

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that an ordinary general meeting of the shareholders of Hong Kong Aircraft Engineering Company Limited, being the annual general meeting for 2008, will be held at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong on Tuesday, 6th May 2008 at 2:30 p.m. to receive the report of the Directors and the audited accounts for the year ended 31st December 2007 and:

1. To declare a final dividend.

2. To re-elect Directors.

3. To re-appoint auditors and authorise the Directors to fix their remuneration.

As special business, to consider and, if thought fit, to pass the following resolutions:

Ordinary Resolutions

4. THAT:

(a) subject to paragraph (b), the exercise by the Directors during the Relevant Period of all the powers of the Company to make on-market share repurchases (within the meaning of the Code on Share Repurchases) be approved;

(b) the aggregate nominal amount of the Company's shares which may be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the shares in issue at the date of passing this Resolution; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

references to "shares" include securities which carry a right to subscribe for or purchase shares.

5. THAT:

(a) subject to paragraph (b), the exercise by the Directors during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares and to make or grant offers, agreements and options which will or might require the exercise of such powers during or after the end of the Relevant Period be approved;

(b) the aggregate nominal amount of shares of any class allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue or (ii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares, shall not exceed the aggregate of 20 per cent of the aggregate nominal amount of the shares of that class in issue at the date of passing this

Resolution provided that the aggregate nominal amount of the shares of any class so allotted (or so agreed conditionally or unconditionally to be allotted) pursuant to this Resolution wholly for cash shall not exceed 5 per cent of the aggregate nominal amount of the shares of that class in issue at the date of passing this Resolution; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company; and

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

6. "Rights Issue" means an offer of shares to holders of shares or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).

By order of the Board
David Fu
Secretary

Hong Kong, 9th April 2008

Notes:

1. Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. All proxies must be deposited with the Registrars, Computershare Hong Kong Investor Services Limited, 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for the meeting.

3. If approved, the final dividend is expected to be paid to shareholders on Friday, 16th May 2008.

4. **The registers of shareholders will be closed from 30th April to 6th May 2008, both days inclusive**. To rank for the final dividend, all transfers should be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, for registration not later than 4:30 p.m. on Tuesday, 29th April 2008.

5. The Directors retiring are Robert Ernest Adams, John Charles Godfrey Bremridge and Mark Hayman. Separate resolutions will be proposed for their re-election.

6. The Chairman intends to direct that each of the resolutions set out in this notice be voted on by poll.

（b） 董事局依據（a）段之批准配發或有條件或無條件同意配發（不論其為依據認購權或其他形式配發）之任何類別股份面值總額（不包括（i）因供股或（ii）任何以配發股份代替公司全部或部分股息之以股代息或其他類似安排配發之股份），不得超過本決議案獲通過當日已發行之該類別股份面值總額百分之二十，但根據本決議案按此方式配發（或按此方式有條件或無條件同意配發）全數收取現金之任何類別股份，其面值總額不得超過本決議案通過當日已發行之該類別股份面值總額之百分之五；及

（c） 就本決議案而言：

「有關期間」指由本決議案通過之日起至下列三者最早者為止之期間：

（i） 公司下次股東週年大會結束時；及

（ii） 依照法例之規定，公司下次股東週年大會須予舉行之期限屆滿之時；及

（iii） 於股東大會上通過普通決議案，撤銷或更改本決議案所授予之權力時；及

6. 「供股」指依照指定之記錄日期，向當日之股東名冊上所載之股份或任何類別股份之持有人，按彼等當時持有該等股份或該類別股份之比例提出供股要約（惟在涉及零碎配額，或涉及受香港以外地區之法律或任何認可規管機構或任何證券交易所所規定之限制或責任影響時，董事局可以其認為必要或屬權宜之形式，將該等配額予以撤銷或另作安排）。

承董事局命
公司秘書
傅溢鴻

香港，二零零八年四月九日

附註：

1. 有權出席上述通告所召開之會議及在會上投票之任何股東，可委任一位或以上之代表出席，並於投票表決時代其投票。代表毋須為公司股東。

2. 委任代表表格必須在本會議召開時間不少於四十八小時前送達公司之股份登記處香港中央證券登記有限公司，地址是香港皇后大道東一八三號合和中心十八樓一八零六至一八零七室。

3. 如獲通過，預期末期股息將於二零零八年五月十六日（星期五）派發予股東。

4. 股票過戶手續將於二零零八年四月三十日至五月六日（包括首尾兩天）暫停辦理。凡擬收取末期股息者，務請於二零零八年四月二十九日（星期二）下午四時三十分或之前，將所有過戶文件送達公司之股份登記處香港中央證券登記有限公司辦理過戶手續，地址是香港皇后大道東一八三號合和中心十七樓。

5. 今年告退之董事為羅安達、彭勵志及馬海文，將以獨立決議案動議通過重選該等董事。

6. 主席擬指示本通告所開列之每一項決議案均以投票方式表決。

香港飛機工程有限公司

股東週年大會通告

香港飛機工程有限公司訂於二零零八年五月六日(星期二)下午二時三十分假座香港金鐘道八十八號太古廣場一座五樓太古廣場會議中心舉行股東常會，即二零零八年度股東週年大會，以省覽董事局報告及截至二零零七年十二月三十一日止年度之經審核賬目，並：

1. 宣派末期股息。

2. 重選董事。

3. 續聘核數師及授權董事局釐定其酬金。

作為特別事項，考慮並酌情通過下列普通決議案：

普通決議案

4. 動議：

(a) 在須受(b)段之限制下，批准董事局於有關期間內行使公司進行場內股份購回(按股份購回守則之釋義)之所有權力；

(b) 依據上文(a)段之批准可購回之公司股份面值總額，不得超過於本決議案通過當日，公司已發行之股份面值總額百分之十；及

(c) 就本決議案而言：

「有關期間」指由本決議案通過之日起至下列三者最早者為止之期間：

(i) 公司下次股東週年大會結束時；

(ii) 依照法例之規定，公司下次股東週年大會須予舉行之期限屆滿之時；及

(iii) 於股東週年大會上通過普通決議案，撤銷或更改本決議案所授予之權力時；及

「股份」包括具有股份認購或購買權之證券。

5. 動議：

(a) 在須受(b)段之限制下，批准董事局於有關期間內行使公司所有權力，以配發、發行及處理額外股份，並訂立或發出於有關期間內或完結後將會或可能行使此等權力之要約、協議及認購權；

之投票權百分率將增加至逾百分之三十，在此情況下，國泰航空可能須就非由其擁有之公司全部已發行股份提出全面收購。然而，董事局目前無意行使購回授權至該程度，以致出現此情況。

8. 公司於過去六個月內並無（於聯交所或其他地方）購回股份。

9. 公司之關連人士（按上市規則內之定義）概無知會公司，倘股東批准一般性授權，其目前擬將公司之股份售予公司，同時該等人士亦無承諾，不會將該等股份售予公司。

10. 公司股份於之前十二個月每個月在聯交所買賣之最高價及最低價如下：

	最高價(港元)	最低價(港元)
二零零七年三月	120.3	112.8
二零零七年四月	124.3	119.6
二零零七年五月	122.0	119.5
二零零七年六月	122.9	117.5
二零零七年七月	141.7	119.0
二零零七年八月	170.0	132.0
二零零七年九月	180.9	172.5
二零零七年十月	215.0	176.1
二零零七年十一月	241.6	191.4
二零零七年十二月	236.0	201.0
二零零八年一月	213.8	157.8
二零零八年二月	187.5	161.7

附錄

以下為根據上市規則須就建議購回股份之一般性授權寄予股東之説明函件，並構成公司條例第49BA條所規定之備忘錄。

1. 現建議可購回公司股份，其數目最多以於一般性授權決議案通過當日已發行之任何類別股份百分之十為限。於二零零八年三月十八日，即釐定該數目之最後實際可行日期，已發行股份之數目為166,324,850股。以該數目為基準（並假設在二零零八年三月十八日後及直至該決議案通過之日，並無再發行或購回股份），董事局將獲授權購回最多16,632,485股股份。

2. 董事局相信能購回股份乃符合公司及其股東之利益。視乎情況而定 ，購回股份可提高資產淨值及/或每股盈利。董事局現尋求購回股份之一般性授權，使公司具有可在適當情況下購回股份之靈活性。個別情況下將予購回之股份數目，及購回該等股份之價格及其他條款，將於有關時間由董事局基於當時之情況而定。

3. 預期購回任何股份所需之資金將來自公司之可分配溢利。

4. 倘於建議購回期間內任何時間全面進行建議之股份回購，將可能對公司之營運資金或舉債情況(與其已公佈截至二零零七年十二月三十一日止年度之經審核賬目所披露之狀況比較)有重大之不利影響。然而，董事局不擬行使此一般性授權，以致對董事局認為不時適合公司之營運資金需求或舉債情況有重大之不利影響。

5. 倘股東批准此一般性授權，各董事或（就其作出一切合理查詢後所知（其任何聯繫人士（按上市規則內之定義），目前概無意將股份售予公司。

6. 董事局已向聯交所作出承諾，將按照上市規則及香港法例根據一般性授權行使公司之購回股份權力。

7. 倘公司購回股份而導致一位股東所持有之公司投票權比例增加，就香港公司收購及合併守則（「收購守則」）而言，該項增加將視作一項收購行動。因此，視乎所增加之股東權益比例而定，一位股東或一組一致行動之股東可能取得或鞏固其於公司之控股權，以致有責任遵照收購守則第26條及32條作出強制要約。

   董事局並無察覺倘其根據一般購回授權進行任何回購，將會產生收購守則所指之任何後果，但倘全面行使購回授權，而國泰航空有限公司（「國泰航空」）維持其現有之持股量（達公司已發行股本所附約百分之二十七點四五投票權），由國泰航空擁有之股本所佔有

要求以投票方式表決之程序

9. 根據公司之公司章程，在任何股東大會上，每位親身出席之股東在舉手投票時可有一票，而每位親身出席或委派代表出席之股東在以投票方式表決時，每持有一股已繳足股款之股份可有一票。交由大會表決之決議案應以舉手投票方式表決，除非在宣佈舉手投票結果或宣佈撤回任何其他以投票方式表決之要求時或之前，正式提出以投票方式表決之要求。第72條規定，在符合公司條例之條文規定下，下列人士可要求以投票方式表決：

(i) 大會主席；或

(ii) 最少三位親身出席或委派代表出席，並有權在大會上投票之股東；或

(iii) 任何一位或多位親身出席或委派代表出席之股東，並具總計不少於有權出席大會並在大會上投票之全體股東總投票權十分之一；或

(iv) 任何一位或多位親身出席或委派代表出席之股東，持有賦予權利可出席大會並在大會上投票之股份，其已繳足股款達到或不少於所有賦予此等權利之已繳足股份總值之十分之一。

據此，本人擬指示於即將舉行之股東週年大會上動議之每一項決議案均以投票方式表決。

10. 董事局相信本文件所述之建議合乎公司及其股東之利益，因此建議台端投票贊成將於股東週年大會上提呈之所有決議案。

此致

列位股東 台照

主席

白紀圖

二零零八年四月九日

香港飛機工程有限公司

(根據公司條例在香港註冊成立)

(股票代號：**00044**)

敬啟者：

股東大會通告

1. 二零零八年度股東週年大會通告載於本通函第5至6頁。本通函隨附供該股東週年大會使用之委任代表表格。無論台端是否擬出席二零零八年度股東週年大會，均請按照該表格上印行之指示填妥該表格，並於大會舉行時間不少於四十八小時前送達公司之股份登記處。

2. 股東將委任代表表格填妥並交回公司之股份登記處後，仍可親自出席股東週年大會，並可於表決時在會上投票，但在此情況下，該委任代表表格則作廢。

一般性授權

3. 於二零零七年五月八日舉行之公司股東週年大會已通過普通決議案，給予董事局一般性授權（i）進行場內股份購回（按股份購回守則之釋義），購股量最多以公司於二零零七年五月八日已發行股本百分之十為限；及（ii）配發、發行及以其他方式處理股份，相等於公司於二零零七年五月八日已發行股份之百分之二十，惟以全數收取現金之新股，不得超過二零零七年五月八日已發行股份之百分之五。公司並無根據該等授權購回或配發、發行或以其他方式處理任何股份。

4. 根據公司條例及聯交所證券上市規則（「上市規則」）之條款，除非在二零零八年股東週年大會上重新授權董事局，否則該等一般性授權在該大會結束時失效 。董事局將提呈決議案（決議案第4及5項）重新作出有關場內購回股份及發行新股之授權。按上市規則規定須送呈各股東有關建議購回股份決議案之說明函件，載於本通函之附錄內。

重選董事

5. 就決議案第2項，羅安達、彭勵志及馬海文將根據公司之公司章程第93條，於即將舉行之股東週年大會上輪值告退，並願候選連任三年。羅安達為獨立非常務董事，符合上市規則第3.13條有關評估獨立性之所有因素。會上將以獨立決議案動議通過重選該等董事，其詳細資料及持有公司之股份權益，於隨附本通函之公司二零零七年報告書「董事及要員」一章及「董事局報告」中提供。除於其內披露者外，彼等並無與公司任何董事、高層管理人員或大股東有關連。彭勵志及馬海文並無收取公司任何酬金或董事袍金。彭勵志及馬海文之薪酬按薪酬委員會審核之政策釐定，並載於賬目附註6。羅安達有權收取由董事局按薪酬委員會之建議釐定之董事袍金，現為每年港幣三十萬元。

6. 各名獲動議參與重選董事之人士已與公司簽訂聘書。該聘書構成一份服務合約。根據公司之公司章程，他們將於重選後第三屆股東週年大會上退任，並有資格候選連任。

7. 公司之薪酬政策及給予獨立非常務董事之酬金載於二零零七年報告書「企業管治」一章中，而所有董事之薪酬則詳載於賬目附註6。

8. 除上文第5至7段之資料外，並無任何資料須按上市規則第13.51（2）（h）至13.51（2）（v）段之條文規定予以披露，或任何有關於二零零八年股東週年大會上獲動議重選董事者之其他事宜須知會股東。

董事：

<u>常務董事:</u>

白紀圖，CBE，主席
陳炳傑，副主席兼行政總裁
彭勵志，營運總裁
馬海文，工程董事
劉美璇，財務董事
沙舒雅，商務董事

<u>非常務董事:</u>

郭鵬
簡柏基
何祖英
容漢新
湯彥麟

<u>獨立非常務董事:</u>

羅安達
李德信
林光宇，SBS
梁國權
唐子樑

註冊辦事處：

香港金鐘道八十八號
太古廣場二座三十五樓

此乃要件　請即處理

台端如對本文件有任何疑問，應諮詢台端之股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

台端如已售出或轉讓名下所有香港飛機工程有限公司（「公司」）股份，應立即將本文件連同隨附之委任代表表格送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

股東週年大會通告
及
有關一般性授權
發行及購回股份
之建議

港機工程

香港飛機工程有限公司

(根據公司條例在香港註冊成立)

(股票代號：00044)

二零零八年四月九日

HAECO

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 00044)

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that an ordinary general meeting of the shareholders of Hong Kong Aircraft Engineering Company Limited, being the annual general meeting for 2008, will be held at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong on Tuesday, 6th May 2008 at 2:30 p.m. to receive the report of the Directors and the audited accounts for the year ended 31st December 2007 and:

1. To declare a final dividend.
2. To re-elect Directors.
3. To re-appoint auditors and authorise the Directors to fix their remuneration.

As special business, to consider and, if thought fit, to pass the following resolutions:

Ordinary Resolutions

4. THAT:

(a) subject to paragraph (b), the exercise by the Directors during the Relevant Period of all the powers of the Company to make on-market share repurchases (within the meaning of the Code on Share Repurchases) be approved;

(b) the aggregate nominal amount of the Company's shares which may be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the shares in issue at the date of passing this Resolution; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and references to "shares" include securities which carry a right to subscribe for or purchase shares.

5. THAT:

(a) subject to paragraph (b), the exercise by the Directors during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares and to make or grant offers, agreements and options which will or might require the exercise of such powers during or after the end of the Relevant Period be approved;

(b) the aggregate nominal amount of shares of any class allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue or (ii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares, shall not exceed the aggregate of 20 per cent of the aggregate nominal amount of the shares of that class in issue at the date of passing this Resolution provided that the aggregate nominal amount of the shares of any class so allotted (or so agreed conditionally or unconditionally to be allotted) pursuant to this Resolution wholly for cash shall not exceed 5 per cent of the aggregate nominal amount of the shares of that class in issue at the date of passing this Resolution; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company; and

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

6. "Rights Issue" means an offer of shares to holders of shares or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).

By order of the Board
David Fu
Secretary

Hong Kong, 9th April 2008

Notes:

1. Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. All proxies must be deposited with the Registrars, Computershare Hong Kong Investor Services Limited, 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for the meeting.

3. If approved, the final dividend is expected to be paid to shareholders on Friday, 16th May 2008.

4. **The registers of shareholders will be closed from 30th April to 6th May 2008, both days inclusive**. To rank for the final dividend, all transfers should be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, for registration not later than 4:30 p.m. on Tuesday, 29th April 2008.

5. The Directors retiring are Robert Ernest Adams, John Charles Godfrey Bremridge and Mark Hayman. Separate resolutions will be proposed for their re-election.

6. The Chairman intends to direct that each of the resolutions set out in this notice be voted on by poll.

As at the date hereof, the Directors of the Company are:

Executive Directors: C.D. Pratt (Chairman), P.K. Chan, J.C.G. Bremridge, M. Hayman, M.M.S. Low, M.J.A. Sathianathan;
Non-Executive Directors: M. Cubbon, C.P. Gibbs, D.C.Y. Ho, P.A. Johansen, A.N. Tyler, The Hon. Sir Michael Kadoorie (Alternate Director to D.C.L. Tong); and
Independent Non-Executive Directors: R.E. Adams, J.S. Dickson Leach, A.K.Y. Lam, L.K.K. Leong and D.C.L. Tong.

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED (the "Company")

(Incorporated in Hong Kong with limited liability)

(Stock Code: **00044**)

HAECO

FORM OF PROXY for use at the ***Annual General Meeting*** on 6th May 2008

I/We ____

of ____

being a Member/Members of the Company, hereby appoint CHRISTOPHER DALE PRATT of Hong Kong or failing him CHAN PING KIT of Hong Kong or failing him Chairman of the meeting or *(Note 1)*

____

of ____

as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on Tuesday, 6th May 2008 at 2:30 p.m. at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong and at any adjournment thereof on the undermentioned resolutions as indicated:

	For *(Note 2)*	**Against** *(Note 2)*
1. To declare a final dividend.		
2. (a) To re-elect Robert Ernest ADAMS as a Director.		
(b) To re-elect John Charles Godfrey BREMRIDGE as a Director.		
(c) To re-elect Mark HAYMAN as a Director.		
3. To reappoint PricewaterhouseCoopers as Auditors and to authorise the Directors to fix their remuneration.		
4. To grant a general mandate for share repurchase.		
5. To grant a general mandate to the Directors to issue and dispose of additional shares in the Company.		

Signature: ______________________ *(Notes 4 and 5)*

Dated: ______________________, 2008

Number of ordinary shares to which this proxy relates *(Note 3)*

Notes:

1. If you wish to appoint another person (who need not be a Member of the Company) as proxy the names as shown above should be deleted and the name and address of the other person inserted.
2. Please indicate with " √ " in the appropriate space opposite each resolution how you wish the proxy to vote on your behalf. If this form of proxy is signed and returned without any indication as to how the proxy shall vote, he will exercise his discretion as to whether or not he abstains from voting and, if appropriate, as to how he votes. Unless instructed otherwise, your proxy may also vote or abstain from voting as he thinks fit on any other business (including any amendment to any resolution) which may properly come before the meeting.
3. Please insert the number of ordinary shares to which this proxy relates in the box provided. If a number is inserted, this form of proxy will be deemed to relate only to those shares. If no number is inserted, this form will be deemed to relate to all the ordinary shares in the Company, which are registered in your name (whether alone or jointly with others).
4. In the case of joint shareholders, this form of proxy must be signed by the shareholder whose name stands first in the Register of Shareholders.
5. In the case of a corporation, this form of proxy should be under its common seal or under the hand of an officer of the corporation duly authorised.
6. To be valid, this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited at Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the holding of the meeting.
7. Whether or not you intend to be present at the annual general meeting you are requested to complete the form of proxy. The completion of a form of proxy and returning it to the Registrars of the Company will not preclude you from attending and voting in person at the meeting or poll concerned and, in such event, the appointment of the proxy will be deemed to be revoked.

香港飛機工程有限公司（「公司」）

（於香港註冊成立的有限公司）

（股票代號：00044）

港機工程

供二零零八年五月六日舉行股東週年大會使用之委任代表表格

本人/吾等 ____

地址為 ____

乃公司之股東，茲委任白紀圖，如其不能出任，或陳炳傑（彼等皆為香港居民），如其不能出任，或大會主席，或（附註1）

____

地址為 ____

為本人/吾等之代表，代表本人/吾等出席於二零零八年五月六日（星期二）下午二時三十分在香港金鐘道八十八號太古廣場一座五樓太古廣場會議中心舉行之公司股東週年大會及其任何續會，及就下列決議案，按以下指示投票表決：

	贊成（附註2）	反對（附註2）
1. 宣派末期股息。		
2. (a) 重選羅安達為董事。		
(b) 重選彭勵志為董事。		
(c) 重選馬海文為董事。		
3. 續聘羅兵咸永道會計師事務所為核數師並授權董事局釐定其酬金。		
4. 給予一般性授權購回股份。		
5. 給予董事局一般性授權發行並出售公司新股。		

簽名：______________________（附註4及5）

日期：二零零八年 ________ 月 __________ 日

與本委任代表表格有關之普通股數目（附註3）

附註：

1. 如台端擬委任其他人士為代表（代表毋須為公司股東），則請將上文所列之名字刪除，並在空格中填寫所欲委任之人士之姓名及地址。
2. 請在決議案旁之空格以「√」表明台端欲代表如何代台端表決。倘若台端交回此表格時已簽署惟未有表明代表應如何投票，則代表可自行決定是否棄權或如何投票。除另有指示外，台端之代表亦可自行酌情就大會上提出之任何其他事項（包括對任何決議案所作之修訂）投票或放棄投票。
3. 請在欄內填上與本委任代表表格有關之普通股數目。如填上數目，此委任代表表格將被視為僅與該等股份有關。否則，本表格將被視為與以台端名義（無論個人或與其他人士聯名）登記之全部公司普通股有關。
4. 如屬聯名股東，此表格應由於股東名冊上名列首位者簽署。
5. 如為一間公司，則須在此表格上加蓋公章，或由該 公司經正式授權之行政人員簽署。
6. 此委任代表表格連同授權簽署此表格之授權書或其他文件，或該等授權書或文件經公證人簽署證明之副本，須在指定開會時間之前最少四十八小時送達香港皇后大道東一八三號合和中心十八樓一八零六至一八零七室公司之股份登記處香港中央證券登記有限公司，方為有效。
7. 無論台端是否擬出席股東週年大會，均請填寫委任代表表格。台端將委任代表表格填妥並交回公司之股份登記處後，仍可親自出席大會，並可於表決時親自在會上投票，而在此情況下，此委任代表表格則作廢。

HAECO

NOTICE
Closure of Register of Members

Notice is hereby given that the Register of Members of Hong Kong Aircraft Engineering Company Limited will be closed from 30th April 2008 to 6th May 2008, both dates inclusive.

By Order of the Board
David Fu
Secretary
Hong Kong, 3rd April 2008

Hong Kong Aircraft Engineering Company Limited

SWIRE